SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

Contents



KPMG Samjong Accounting Corp.

P.O.Box
Kangnam 1989

Gangnam Finance Center 27th Fl.,
152 Teheran-ro, Gangnam-gu,
Seoul 06236
Republic of Korea

Tel 82-2-2112-0100
Fax 82-2-2112-0101
www.kr.kpmg.com

Independent Auditors' Review Report
Based on a report originally issued in Korean

The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

Reviewed financial statements
We have reviewed the accompanying consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the "Group"), which comprise the consolidated interim statement of financial position as of March 31, 2023, the consolidated interim statement of comprehensive income, the consolidated interim statements of changes in equity and cash flows for the three-month period ended March 31, 2023 and notes, comprising a summary of material accounting policy information and other explanatory information.

Management's responsibility
Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards ("K-IFRS") No.1034 *Interim Financial Reporting*, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' review responsibility
Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS 1034 *Interim Financial Reporting*.

Other matters
The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2022 were reviewed by another auditor and their report thereon, dated May 16, 2022, expressed that nothing was found for them to believe those financial statements are not presented fairly, in all material respects, in accordance with K-IFRS 1034 *Interim Financial Reporting*. The financial statements that another auditor reviewed are those before reflecting the adjustments due to the adoption of K-IFRS 1117 *Insurance Contracts*, and etc. described in Note 3. The accompanying consolidated statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2022, presented for comparative purposes, are those after reflecting such adjustments.

The consolidated statement of financial position of the Group as of December 31, 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended (not presented herein) were audited by another auditor in accordance with Korean Standards on Auditing and their report thereon, dated March 6, 2023, expressed an unqualified opinion. The financial statements that another auditor reviewed are those before reflecting the adjustments due to the adoption of K-IFRS 1117 *Insurance Contracts* described in Note 3. The accompanying consolidated statements of financial position of the Group as of December 31, 2022, presented for comparative purposes, are those after reflecting such adjustments.

As part of review procedures on the consolidated interim financial statements for the three-month period ended March 31, 2023, we have reviewed the adjustments to the accompanying consolidated interim financial statements presented for comparative purposes. Based on our review, nothing has come to our attention that causes us to believe that such adjustments are not prepared, in all material respects, in accordance with K-IFRS 1034 *Interim Financial Reporting*. We were not engaged to audit, review, or apply any other procedures to the accompanying consolidated financial statements presented for comparative purposes, other than with respect to the adjustments, and accordingly, we do not express an audit opinion or any other form of assurance on the accompanying consolidated interim financial statements presented for comparative purposes taken as a whole.

KPMG Samjong Accounting Corp.

Seoul, Korea
May 15, 2023

This report is effective as of May 15, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Statements of Financial Position
As of March 31, 2023 and December 31, 2022

(In millions of won)	Note		March 31, 2023	December 31, 2022
Assets				
Cash and due from banks at amortized cost	4, 7	₩	35,644,748	30,050,840
Financial assets at fair value through profit or loss	4, 8		64,728,337	61,508,281
Derivative assets	4, 9		5,617,807	6,460,652
Securities at fair value through other comprehensive income	4, 10		86,113,341	85,469,161
Securities at amortized cost	4, 10		34,101,740	33,371,198
Loans at amortized cost	4, 11		405,227,173	407,898,972
Property and equipment, net			4,039,782	4,011,097
Intangible assets			6,279,041	5,807,836
Investments in associates	12		2,948,773	2,904,474
Current tax receivable			25,282	26,307
Deferred tax assets			116,023	915,369
Investment property			251,416	363,108
Net defined benefit assets	16		378,858	456,838
Insurance contract assets	18		228	-
Reinsurance contract assets	18		75,659	88,772
Other assets	4, 11		30,596,119	25,071,114
Assets held for sale			31,261	29,211
Total assets		₩	676,175,588	664,433,230
Liabilities				
Deposits	4	₩	378,210,234	382,988,294
Financial liabilities at fair value through profit or loss	4, 13		1,360,245	1,146,110
Financial liabilities designated at fair value through profit or loss	4, 14		9,015,577	8,367,368
Derivative liabilities	4, 9		6,100,006	7,708,615
Borrowings	4		54,120,943	49,279,175
Debt securities issued	4, 15		73,470,255	77,288,783
Net defined benefit liabilities	16		27,030	14,664
Provisions	17		921,179	1,266,314
Current tax payable			695,678	702,143
Deferred tax liabilities			536,319	810,569
Insurance contract liabilities	18		46,927,161	45,904,773
Reinsurance contract liabilities	18		94,778	62,803
Investment contract liabilities			2,255,505	2,133,586
Other liabilities	4		46,645,184	33,336,475
Total liabilities			620,380,094	611,009,672
Equity	20			
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,595,799	4,196,968
Capital surplus			12,095,043	12,095,043
Capital adjustments			(582,112)	(582,859)
Accumulated other comprehensive loss			(1,094,103)	(1,910,750)
Retained earnings			34,714,679	33,963,799
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			52,698,947	50,731,842
Non-controlling interests			3,096,547	2,691,716
Total equity			55,795,494	53,423,558
Total liabilities and equity		₩	676,175,588	664,433,230

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Statements of Comprehensive Income
For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note		Three-month periods ended March 31	
			2023	**2022**
Interest income		₩	6,492,939	4,153,900
Interest expense			(3,919,097)	(1,671,731)
Net interest income	21		2,573,842	2,482,169
Fees and commission income			950,641	1,034,515
Fees and commission expense			(347,216)	(332,993)
Net fees and commission income	22		603,425	701,522
Insurance income			685,665	626,025
Reinsurance income			13,062	4,668
Insurance service expenses			(443,335)	(351,825)
Reinsurance service expenses			(18,584)	(13,702)
Net insurance income	18		236,808	265,166
Insurance finance income			13,271	250,731
Insurance finance expense			(289,623)	(7,033)
Net insurance finance income(expense)	19		(276,352)	243,698
Dividend income			68,472	42,283
Net gain (loss) on financial instruments at fair value through profit or loss			1,101,135	(349,510)
Net gain (loss) on financial instruments designated at fair value through profit or loss			(454,500)	242,698
Net gain on foreign currency transaction			201,059	115,086
Net loss on disposal of financial securities at fair value through other comprehensive income	10		(19,158)	(2,763)
Net gain(loss) on disposal of securities at amortized cost	10		357	(41)
Provision for allowance for credit loss	23		(461,204)	(248,547)
General and administrative expenses	24		(1,355,926)	(1,245,855)
Other operating expenses, net			(461,772)	(361,400)
Operating income			1,756,186	1,884,506
Equity method income	12		44,969	17,628
Other non-operating income, net			55,608	7,547
Profit before income taxes			1,856,763	1,909,681
Income tax expense	26		442,420	504,643
Profit for the period		₩	1,414,343	1,405,038

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Statements of Comprehensive Income (Continued)
For the three-month periods ended March 31, 2023 and 2022

		Three-month periods ended March 31	
(In millions of won, except earnings per share data)	**Note**	**2023**	**2022**
Other comprehensive income for the period, net of income tax	20		
Items that are or may be reclassified to profit or loss:			
Valuation gain (loss) on securities at fair value through other comprehensive income	₩	1,612,172	(2,554,287)
Equity in other comprehensive income (loss) of associates		1,893	(11,340)
Foreign currency translation adjustments for foreign operations		179,539	30,382
Net change in unrealized fair value of cash flow hedges		22,393	(27,635)
Net finance income (expense) on insurance contract assets (liabilities)		(930,915)	2,231,415
Net finance income (expense) on reinsurance contract assets (liabilities)		(13,060)	5,806
		872,022	(325,659)
Items that will never be reclassified to profit or loss:			
Remeasurements of the net defined benefit liability (asset)		(3,416)	1,818
Equity in other comprehensive income of associates		-	8
Valuation gain (loss) on securities at fair value through other comprehensive income		(49,758)	16,842
Gain (loss) on disposal of securities at fair value through other comprehensive income		(1,260)	280
Changes in own credit risk on financial liabilities designated at fair value through profit of loss		4,549	266
		(49,885)	19,214
Total other comprehensive income (loss), net of income tax		822,137	(306,445)
Total comprehensive income for the period	₩	2,236,480	1,098,593
Profit attributable to:			
Equity holders of Shinhan Financial Group Co., Ltd.	₩	1,387,958	1,384,818
Non-controlling interests		26,385	20,220
	₩	1,414,343	1,405,038
Total comprehensive income attributable to:			
Equity holders of Shinhan Financial Group Co., Ltd.	₩	2,208,095	1,080,850
Non-controlling interests		28,385	17,743
	₩	2,236,480	1,098,593
Earnings per share:	27		
Basic and diluted earnings per share in won	₩	2,552	2,523

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Statements of Changes in Equity
For the three-month period ended March 31, 2023

(In millions of won)

			March 31, 2022						
	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								
	Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2022 ₩	2,969,641	3,334,531	12,095,043	(664,429)	(984,936)	30,541,300	47,291,150	2,247,272	49,538,422
Adjustment on initial application of K-IFRS 1117 (Note 35)	-	-	-	-	79,713	597,815	677,528	-	677,528
Balance (restated) at January 1, 2022	2,969,641	3,334,531	12,095,043	(664,429)	(905,223)	31,139,115	47,968,678	2,247,272	50,215,950
Total comprehensive income									
Profit for the period	-	-	-	-	-	1,384,818	1,384,818	20,220	1,405,038
Other comprehensive income, net of income tax:									
Loss on valuation and disposal of securities at fair value through other comprehensive income	-	-	-	-	(2,535,101)	-	(2,535,101)	(2,064)	(2,537,165)
Equity in other comprehensive loss of associates	-	-	-	-	(11,332)	-	(11,332)	-	(11,332)
Foreign currency translation adjustments for foreign operations	-	-	-	-	30,819	-	30,819	(437)	30,382
Net change in unrealized fair value of cash flow hedges	-	-	-	-	(27,635)	-	(27,635)	-	(27,635)
Net finance income (expense) on insurance contract assets(liabilities)	-	-	-	-	2,231,415	-	2,231,415	-	2,231,415
Net finance income (expense) on reinsurance contract assets(liabilities)	-	-	-	-	5,806	-	5,806	-	5,806
Remeasurements of defined benefit liability(asset)	-	-	-	-	1,794	-	1,794	24	1,818
Changes in own credit risk on financial liabilities designated at fair value through profit or loss	-	-	-	-	266	-	266	-	266
Total other comprehensive loss	-	-	-	-	(303,968)	-	(303,968)	(2,477)	(306,445)
Total comprehensive income (loss)	-	-	-	-	(303,968)	1,384,818	1,080,850	17,743	1,098,593
Other changes in equity									
Dividends	-	-	-	-	-	(747,705)	(747,705)	-	(747,705)
Dividends to hybrid bonds	-	-	-	-	-	(37,391)	(37,391)	-	(37,391)
Issuance of hybrid bonds	-	598,291	-	-	-	-	598,291	-	598,291
Acquisition of treasury stock (Note 20)	-	-	-	(36,761)	-	-	(36,761)	-	(36,761)
Change in other capital adjustments	-	-	-	40	-	(66)	(26)	-	(26)
Change in other non-controlling interests	-	-	-	89,912	-	-	89,912	(108,675)	(18,763)
	-	598,291	-	53,191	-	(785,162)	(133,680)	(108,675)	(242,355)
Reclassification between OCI and retained earnings	-	-	-	-	(4)	4	-	-	-
Balance at March 31, 2022 ₩	2,969,641	3,932,822	12,095,043	(611,238)	(1,209,195)	31,738,775	48,915,848	2,156,340	51,072,188

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Statements of Changes in Equity (Continued)
For the three-month period ended March 31, 2022

		March 31, 2023							
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.							
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2023	₩	2,969,641	4,196,968	12,095,043	(582,859)	(1,910,750)	33,963,799	50,731,842	2,691,716	53,423,558
Total comprehensive income										
Profit for the period		-	-	-	-	-	1,387,958	1,387,958	26,385	1,414,343
Other comprehensive income, net of income tax:										
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	1,559,555	-	1,559,555	1,599	1,561,154
Equity in other comprehensive income of associates		-	-	-	-	1,893	-	1,893	-	1,893
Foreign currency translation adjustments for foreign operations		-	-	-	-	179,148	-	179,148	391	179,539
Net change in unrealized fair value of cash flow hedges		-	-	-	-	22,393	-	22,393	-	22,393
Net finance gain (loss) on insurance contract assets(liabilities)		-	-	-	-	(930,915)	-	(930,915)	-	(930,915)
Net finance gain (loss) on reinsurance contract assets (liabilities)		-	-	-	-	(13,060)	-	(13,060)	-	(13,060)
Remeasurements of defined benefit liability (asset)		-	-	-	-	(3,426)	-	(3,426)	10	(3,416)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	4,549	-	4,549	-	4,549
Total other comprehensive income		-	-	-	-	820,137	1,387,958	2,208,095	2,000	822,137
Total comprehensive income		-	-	-	-	820,137	33,963,799	34,783,936	28,385	2,236,480
Other changes in equity										
Dividends		-	-	-	-	-	(455,215)	(455,215)	-	(455,215)
Dividends to hybrid bonds		-	-	-	-	-	(47,924)	(47,924)	-	(47,924)
Issuance of hybrid bonds		-	398,831	-	-	-	-	398,831	-	398,831
Loss on repayment of hybrid bonds		-	-	-	317	-	(317)	-	-	-
Acquisition of treasury stock (Note 20)		-	-	-	(136,647)	-	-	(136,647)	-	(136,647)
Retirement of treasury stock (Note 20)		-	-	-	136,647	-	(136,647)	-	-	-
Change in other capital adjustments		-	-	-	490	-	(465)	25	-	25
Change in other non-controlling interests		-	-	-	(60)	-	-	(60)	376,446	376,386
		-	398,831	-	747	-	(640,568)	(240,990)	376,446	135,456
Reclassification between OCI and retained earnings		-	-	-	-	(3,490)	3,490	-	-	-
Balance at March 31, 2023	₩	2,969,641	4,595,799	12,095,043	(582,112)	(1,094,103)	34,714,679	52,698,947	3,096,547	55,795,494

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Statements of Cash Flows
For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note	Three-month periods ended March 31	
		2023	2022
Cash flows from operating activities			
Profit before income taxes	₩	1,856,763	1,909,681
Adjustments for:			
Interest income	21	(6,492,939)	(4,153,900)
Interest expense	21	3,919,097	1,671,731
Dividend income		(68,472)	(42,283)
Net fees and commission income (expense)		83,807	31,723
Net gain (loss) on financial instruments at fair value through profit or loss		(740,215)	297,164
Net gain (loss) on derivatives		(352,625)	333,072
Net gain on foreign currency translation		(92,537)	(101,913)
Net loss (gain) on financial instruments designated at fair value through profit or loss		383,660	(314,822)
Net gain on disposal of securities at fair value through other comprehensive income	10	19,158	2,763
Net loss (gain) on disposal of securities at amortized cost	10	(357)	41
Provision for allowance for credit loss	23	461,204	248,547
Employee benefits		32,219	54,409
Depreciation and other amortization	24	280,754	234,565
Other operating expense		153,968	202,674
Equity method income	12	(44,969)	(17,628)
Other non-operating income		(29,006)	(9,993)
		(2,487,253)	(1,563,850)
Changes in assets and liabilities:			
Due from banks at amortized cost		(251,903)	(973,201)
Securities at fair value through profit or loss		(1,686,747)	(2,683,556)
Loans at fair value through profit or loss		143,741	(142,936)
Financial instruments designated at fair value through profit or loss		214,549	300,927
Derivative instruments		(698,186)	(86,510)
Loans at amortized cost		4,026,995	(4,797,959)
Net defined benefit assets		57,898	-
Insurance contract assets		39	-
Reinsurance contract assets		13,301	(13,071)
Other assets		(5,851,066)	(6,514,821)
Deposits		(5,848,422)	1,549,031
Net defined benefit liabilities		-	(71,067)
Provisions		(360,493)	(13,874)
Insurance contract liabilities		(599,920)	(472,388)
Reinsurance contract liabilities		13,920	(180,266)
Investment contract liabilities		183,783	(54,858)
Other liabilities		11,543,125	12,726,713
		900,614	(1,427,836)
Income taxes paid		(176,156)	(151,658)
Interest received		6,253,880	4,003,991
Interest paid		(2,664,730)	(1,280,129)
Dividends received		69,259	20,473
Net cash inflow from operating activities	₩	3,752,377	1,510,672

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Statements of Cash Flows (Continued)
For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note	Three-month periods ended March 31	
		2023	2022
Cash flows from investing activities			
Decrease in financial instruments at fair value through profit or loss	₩	872,223	955,006
Acquisition of financial instruments at fair value through profit or loss		(1,216,492)	(1,557,127)
Decrease in financial securities at fair value through other comprehensive income		9,618,396	4,733,977
Acquisition of securities at fair value through other comprehensive income		(8,145,576)	(9,134,381)
Proceeds from disposal of securities at amortized cost		598,979	1,085,158
Acquisition of securities at amortized cost		(1,271,153)	(1,162,691)
Proceeds from disposal of property and equipment		8,382	10,217
Acquisition of property and equipment		(40,495)	(59,339)
Proceeds from disposal of intangible assets		10,211	2,315
Acquisition of intangible assets		(117,014)	(172,734)
Proceeds from disposal of investments in associates		72,490	188,203
Acquisition of investments in associates		(76,070)	(282,943)
Proceeds from disposal of investment property		141,174	-
Acquisition of investment property		(485)	(1,353)
Change in other assets		(83,041)	(8,973)
Proceeds from settlement of hedging derivative financial instruments		4,174	9,628
Payment of settlement of hedging derivative financial instruments		(9,327)	(10,550)
Net cash inflow (outflow)from investing activities	₩	366,376	(5,405,587)
Cash flows from financing activities			
Issuance of hybrid bonds	₩	398,831	598,291
Net increase decrease in borrowings		4,519,654	3,632,788
Proceeds from debt securities issued		6,843,698	5,146,639
Repayments of debt securities issued		(11,176,957)	(6,226,115)
Increase in financial liabilities designated at fair value through profit or loss		49,993	-
Changes in other liabilities		26,082	35,995
Dividends paid		(58,539)	(55,326)
Proceeds from settlement of hedging derivative financial instruments		637,879	747,789
Payment of settlement of hedging derivative financial instruments		(580,511)	(737,291)
Acquisition of treasury stock		(136,647)	(36,761)
Increase(decrease) in non-controlling interests		376,404	(34,191)
Redemption of lease liabilities		(65,568)	(75,165)
Net cash inflow from financing activities		834,319	2,996,653
Effect of exchange rate changes on cash and cash equivalents held		54,051	27,097
Increase (decrease) in cash and cash equivalents		5,007,123	(871,165)
Cash and cash equivalents at the beginning of the period	29	24,413,946	24,585,673
Cash and cash equivalents at the end of the period	29 ₩	29,421,069	23,714,508

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

1. <u>**Reporting entity**</u>

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the "Group") are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the "Shinhan Financial Group" or the "Company"), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ₩1,461,721 million. Also, Shinhan Financial Group's shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group's American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2023 and December 31, 2022 are as follows:

Investor	Investee (*1)	Location	Date of financial information	Ownership (%) March 31, 2023	December 31, 2022
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	March 31	100.0	100.0
″	Shinhan Card Co., Ltd.	″	″	100.0	100.0
″	Shinhan Securities Co., Ltd.	″	″	100.0	100.0
″	Shinhan Life Insurance Co., Ltd.	″	″	100.0	100.0
″	Shinhan Capital Co., Ltd.	″	″	100.0	100.0
″	Jeju Bank	″	″	75.3	75.3
″	Shinhan Asset Management Co., Ltd.	″	″	100.0	100.0
″	SHC Management Co., Ltd.	″	″	100.0	100.0
″	Shinhan DS	″	″	100.0	100.0
″	Shinhan Savings Bank	″	″	100.0	100.0
″	Shinhan Asset Trust Co. Ltd	″	″	100.0	100.0
″	Shinhan Fund Partners Co., Ltd.(*2)	″	″	99.8	99.8
″	Shinhan REITs Management Co., Ltd.	″	″	100.0	100.0
″	Shinhan AI Co., Ltd.	″	″	100.0	100.0
″	Shinhan Venture Investment Co., Ltd.	″	″	100.0	100.0
″	Shinhan EZ General Insurance, Ltd.	″	″	85.1	85.1
Shinhan Bank	Shinhan Bank America	USA	″	100.0	100.0
″	Shinhan Bank Europe GmbH	Germany	″	100.0	100.0
″	Shinhan Bank Cambodia	Cambodia	″	97.5	97.5
″	Shinhan Bank Kazakhstan Limited	Kazakhstan	″	100.0	100.0
″	Shinhan Bank Canada	Canada	″	100.0	100.0
″	Shinhan Bank (China) Limited	China	″	100.0	100.0
″	Shinhan Bank Japan	Japan	″	100.0	100.0
″	Shinhan Bank Vietnam Ltd.	Vietnam	″	100.0	100.0
″	Banco Shinhan de Mexico	Mexico	″	99.9	99.9
″	PT Bank Shinhan Indonesia	Indonesia	″	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	″	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2023 and December 31, 2022 are as follows (continued):

Investor	Investee (*1)	Location	Date of financial information	Ownership (%) March 31, 2023	December 31, 2022
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	March 31	100.0	100.0
"	LLP MFO Shinhan Finance	Kazakhstan	"	100.0	100.0
"	PT. Shinhan Indo Finance	Indonesia	"	76.3	76.3
"	Shinhan Microfinance Co., Ltd.	Myanmar	"	100.0	100.0
"	Shinhan Vietnam Finance Co., Ltd.	Vietnam	"	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc.	USA	"	100.0	100.0
"	Shinhan Securities Asia Ltd.	Hong Kong	"	100.0	100.0
"	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	"	100.0	100.0
"	PT. Shinhan Sekuritas Indonesia	Indonesia	"	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	Indonesia	"	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus	Korea	"	100.0	100.0
"	Shinhan CubeOn Co., Ltd.	"	"	100.0	100.0
"	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	"	100.0	100.0
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED	Hong Kong	"	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	"	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund, not actually operating their own business, are excluded.

(*2) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

1. **Reporting entity (continued)**

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description
Trust	Shinhan Bank (including development trust) and 17 others	A trust is consolidated when the Group as a trustee is exposed to variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.
Asset-Backed Securitization	MPC Yulchon Green I and 229 others	An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is exposed to, or has rights to related variable returns by providing credit enhancement and purchases of subordinated securities.
Structured Financing	SHPE Holdings One Co., Ltd.	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.
Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 153 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

1. **Reporting entity (continued)**

(d) Summarized financial information of the subsidiaries

i) The summarized financial information of the controlling company and the Group's major consolidated subsidiaries as of March 31, 2023 and December 31, 2022 is as follows:

Investees(*1)(*2)		March 31, 2023			December 31, 2022		
		Asset balance	Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group(separate)	₩	39,698,180	11,516,596	28,181,584	37,456,314	10,779,765	26,676,549
Shinhan Bank		494,329,243	462,495,146	31,834,097	491,981,392	460,814,132	31,167,260
Shinhan Card Co., Ltd.		42,193,405	34,526,669	7,666,736	43,050,321	35,591,567	7,458,754
Shinhan Securities Co., Ltd.		50,397,863	45,039,382	5,358,481	43,821,577	38,479,027	5,342,550
Shinhan Life Insurance Co., Ltd.		58,083,998	49,794,163	8,289,835	56,501,131	48,380,592	8,120,539
Shinhan Capital Co., Ltd.		12,832,204	10,806,031	2,026,173	13,035,892	11,048,996	1,986,896
Jeju Bank		7,130,105	6,602,446	527,659	7,320,304	6,798,450	521,854
Shinhan Asset Management Co., Ltd.		313,870	83,738	230,132	319,511	88,519	230,992
SHC Management Co., Ltd.		9,843	4	9,839	9,746	-	9,746
Shinhan DS		106,581	56,821	49,760	107,366	59,833	47,533
Shinhan Savings Bank		3,040,752	2,710,370	330,382	3,043,506	2,723,713	319,793
Shinhan Asset Trust Co., Ltd.		436,359	93,710	342,649	435,815	110,981	324,834
Shinhan Fund Partners (*3)		99,125	17,678	81,447	94,725	10,147	84,578
Shinhan REITs Management Co., Ltd.		55,388	3,688	51,700	58,610	5,559	53,051
Shinhan AI Co., Ltd.		42,682	4,389	38,293	41,431	2,264	39,167
Shinhan Venture Investment Co., Ltd.		140,568	62,267	78,301	140,310	63,309	77,001
Shinhan EZ General Insurance, Ltd.		230,335	94,358	135,977	222,980	86,145	136,835

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.
(*3) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

1. Reporting entity (continued)

ii) the three-month periods ended March 31, 2023 and 2022 are as follows:

Investees(*1)(*2)		March 31, 2023			March 31, 2022		
		Operating income	Net income (*3)	Com-prehensive income (loss)(*3)	Operating income	Net income (loss)(*3)	Com-prehensive income (loss)(*3)
Shinhan Financial Group (separate)	₩	1,896,794	1,746,270	1,746,264	1,525,244	1,406,564	1,406,564
Shinhan Bank		11,831,839	931,633	1,442,333	7,474,166	863,295	503,657
Shinhan Card Co., Ltd.		1,360,920	167,216	170,733	1,147,246	176,532	169,056
Shinhan Investment Corp.		3,449,761	119,390	117,303	2,765,617	104,465	93,496
Shinhan Life Insurance Co., Ltd.		1,864,745	133,812	334,247	1,600,516	138,620	166,067
Shinhan Capital Co., Ltd.		329,433	92,164	87,825	257,212	108,634	107,136
Jeju Bank		87,905	3,310	9,768	58,163	6,141	(2,177)
Shinhan Credit Information Co., Ltd. (*4)		-	-	-	9,963	577	577
Shinhan Asset Management Co., Ltd.		34,521	6,157	6,142	79,027	26,356	26,066
SHC Management Co., Ltd.		-	93	93	-	6	6
Shinhan DS		67,879	2,064	2,227	54,331	2,652	2,682
Shinhan Savings Bank		69,787	10,536	10,591	53,256	9,961	10,065
Shinhan Asset Trust Co., Ltd.		34,250	17,753	17,814	36,086	18,471	18,504
Shinhan Fund Partners (*5)		15,389	2,927	2,927	13,662	2,109	2,109
Shinhan REITs Management Co., Ltd.		2,134	(1,348)	(1,351)	3,220	503	502
Shinhan AI Co., Ltd.		2,628	(870)	(874)	3,139	52	49
Shinhan Venture Investment Co, Ltd.		5,752	1,300	1,300	5,926	1,731	1,731
Shinhan EZ General Insurance, Ltd.		7,425	(927)	(858)	-	-	-

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.
(*3) It includes non-controlling interest.
(*4) 100% shares were sold to Shinhan Card Co., Ltd. on July 28, 2022.
(*5) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

These consolidated interim financial statements of the Group are prepared as part of the period covered by the Group's K-IFRS annual financial statements. They are prepared under K-IFRS1034, '*Interim Financial Reporting*', do not include all the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2022.

(b) Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual, actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were, except for the method of estimation used to determine the income tax expense for the interim period, the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2022

1) Adoption of K-IFRS 1117 '*Insurance Contracts*

The Group begins to apply K-IFRS 1117 'Insurance Contracts' on accounting periods beginning on 1 January 2023. This Standard replaces K-IFRS 1104 'Insurance Contracts'.

K-IFRS 1117 provides new or revised requirements relating to recognition, measurement, presentation and disclosure principles of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. The Standard significantly changed the insurer's accounting by requiring groups of insurance contracts to be measured at current estimates of future cash flows expected to occur in the performance of the contract and at risk adjustments and insurance contract margins for separate non-financial risks. The effects of K-IFRS 1117 on financial statements are as follows.

① Recognition, measurement, and presentation of insurance contracts

Based on K-IFRS 1117, insurance revenue in each reporting period represents the changes in the liabilities for remaining coverage that relate to services for which the Group expects to receive consideration and a systematic allocation of premiums that relate to recovering insurance acquisition cash flows.

Investment components (including insurance contract loans) are excluded from insurance revenue and insurance service costs. Under K-IFRS 1104, premiums paid for each payment method under the insurance contract were recognized as revenue.

The Group decided to subdivide insurance finance income or expenses into profit or loss and other comprehensive income, and presents net insurance income separately consisting of insurance revenue and insurance service expenses.

The Group uses premium allocation approach, a simplified methodology, for measurement certain types of insurance contracts. Measurement of the liability for remaining coverage under the premium allocation approach is similar to the accounting treatment under K-IFRS 1104. However, the Group estimates liabilities for incurred claims under the premium allocation approach based on the time value of money and the effect of financial risk of future cash flows, and risk adjustments for non-financial risk separately, if the cash flows are expected to be paid more than one year from the date of the incurred claim.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

Insurance acquisition cash flows generally include the present value of estimated future cash flows from insurance contracts. For insurance acquisition cash flows from insurance contracts with a coverage period of less than one year under the premium allocation approach, the Group chose to recognize those in profit or loss. Under K-IFRS 1104, all acquisition costs were separated from the related insurance contracts and recognized as separate assets (deferred acquisition costs).

The profit or loss of the reinsurance contract held is presented separately from the profit or loss of the insurance contract issued.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

3.   Significant accounting policies

(a) The Group applies the same accounting policies applied as when preparing the annual consolidated financial statements for the year ended December 31, 2022, except for the following amendments that has been applied for the first time since January 1, 2023 and as described in Note 2. (b).

i) Amendments to K-IFRS 1117 'Insurance Contracts'

The main characteristics of K-IFRS 1117 are recognition of insurance contracts revenue on an accrual basis, measurement of insurance contract liabilities using discounted probability-weighted current estimates of future cash flows, and presentation of insurance contracts income or expenses, separately from investment income or expenses.

① Measurement of insurance contract liabilities using discounted probability-weighted current estimates of future cash flows

The group identifies a portfolio of insurance contracts consisting of contracts that are exposed to similar risks and are managed together, and then separates the group of insurance contracts into similar profitable contracts within the portfolio. It then estimates cash flows expected to occur within the boundaries of the insurance contract for each group of insurance contracts and measures the insurance liability at current estimates of future cash flows expected to occur in the performance of the contract, reflecting the assumptions and risks on the reporting date.

As a result, insurance liabilities for each set of insurance contracts as of the end of the reporting period are measured as an estimate of future cash flows (reflecting insurance contract loans, cash flows related to options and guarantees, the time value of money, etc.), risk adjustment and insurance margin.

Insurance contract margins represent unrealized gains that will be recognized in the future as insurance services are provided, and the negative (-) insurance margin is not to be recognized, but rather it is classified as a group of loss contracts and recognized in profit or loss immediately. In the case of insurance contracts without direct participation features, changes in cash flow related to future services are adjusted in the insurance contract margin using a discount rate at initial recognition, and the time value, financial risk, and effect of changes are not adjusted in the insurance contract margin.

On the other hand, reinsurance contracts refer to insurance contracts issued by reinsurance companies to compensate for claims arising from original insurance contracts issued by other insurance companies. A set of insurance contracts also applies a consistent assumption with the original set of insurance contracts when estimating the present value of future cash flows for the set of insurance contracts.

② Recognition of insurance revenue on an accrual basis

For insurance revenue, it is recognized during the accounting year on an accrual basis, with measurement of insurance contracts with recognition of profit over the period that services are provided. Insurance revenue recognized for the current period is an estimated amount at the beginning of the period, including premiums and expenses, changes in risk adjustment, insurance contract margin for services provided to the policyholder. Insurance revenue related to insurance acquisition cash flows recognized as a systematic allocation of the premium portion related to the collection of insurance acquisition cash flows. Any investment component(the amount an insurance contract requires the entity to repay to a policyholder in all circumstances, regardless of whether an insured event occurs) is excluded from insurance revenue.

③ Presentation of insurance income or expense

The group chose an accounting policy that separates insurance revenue and insurance income or expense including insurance service expense for presentation. Insurance finance income or expense, includes the time value of money, financial risks, and the change effects related to the group of insurance contracts, is recognized either profit or loss or other comprehensive income during the period as the accounting policy of the Group.

④ Accounting policy for transition and the transition effects

Based on the transition provisions of K-IFRS 1117, each group of insurance contracts shall be identified, recognized, and measured (a full retrospective method) as if this Standard had been applied. If a retrospective application is impractical, the Group can apply either the modified retrospective approach or the fair value approach to contracts. However, for insurance contracts with direct participation features that meet certain requirements, the fair value approach can be applied even if the full retrospective method is practical.

The Group applied either the modified retrospective approach or the fair value approach to contracts if the full retrospective application is impractical. For insurance contracts with direct participation features that meet certain requirements, the Group applied the fair value approach.

The effects on the date of transition and the date of the initial application of the key changes in the Group's financial statements resulting from its adoption of K-IFRS 1117 are disclosed in Note 35.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

ii) Amendments to K-IFRS 1001 'Presentation of Financial Statements' –Disclosure of Accounting Policies

The amendments define material accounting policy information and require disclosure of material accounting policy information. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

iii) Amendments to K-IFRS 1001 'Presentation of Financial Statements'– Disclosure of gains or losses on valuation of financial liabilities with variable exercise price

The amendments require disclosure of the carrying amount of financial liabilities and the related gain or loss, if all or part of financial instruments with variable exercise price as the contractual term are classified as financial liabilities. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

iv) Amendments to K-IFRS 1008 'Accounting Policies, Changes in Accounting Estimates and Errors'– Definition of Accounting Estimates

The amendments define accounting estimates and clarify the way to distinguish changes in accounting policies from changes in accounting estimates. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

v) Amendments to K-IFRS 1012 'Income Taxes'- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments add a requirement to the initial recognition exemption by requiring entities to recognize the deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences. The amendments will not have a significant impact on the consolidated financial statements.

vi) K-IFRS 1007, 'Statements of Cash flows' – Cash and cash equivalents

The Group did not classify deposits with restrictions under relevant regulations, such as reserve deposits, as cash and cash equivalents. However, in accordance with the IFRS Interpretation Committee's agenda decision in April 2022 'Demand Deposits with Restrictions on Use arising from a Contract with a Third Party' and the response to K-IFRS inquiry on December 2022 stating 'whether the reserve deposit should be classified as cash and cash equivalents', the Group reclassified the reserve deposits corresponding to demand deposits as cash and cash equivalents retroactively. The impact of this change in accounting policy is as follows:

①   Impact on consolidated statements of cash flows

		March 31, 2022	Adjustment	March 31, 2022 (after adjustment)
Cash flows from operating activities	₩	643,891	837,633	1,481,524
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		26,153	1,171	27,324
Cash and cash equivalents at the beginning of the period		13,083,885	11,019,558	24,103,443
Cash and cash equivalents at the end of the period	₩	11,406,991	11,858,362	23,265,353

(b) The following new accounting amendments are published but are not mandatory as of March 31, 2023.

i) Amendments to K-IFRS 1001 'Presentation of Financial Statements' amended - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity's own equity instruments, however, it would be excluded if an option to settle them by the entity's own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group currently reviews the effects of the amendments on its financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

4. Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the "Group") manages various risks that may be arisen by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk trend.
- The controlling company shall present the Group Risk Management Model Standards and supervise their compliance and have responsibility and authority for group-level monitoring.
- Operate a risk-related decision-making system that enhances management's involvement.
- Organize and operate risk management organizations independent of the business sector.
- Operate a performance management system that clearly considers risks when making business decisions.
- Aim for preemptive and practical risk management functions.
- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's chief risk management officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

4.   Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

① Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The resolution of the Committee is as follows:

- Establish risk management basic policy in line with management strategy
- Determine the level of risk that can be assumed by the Group and each subsidiary
- Approve appropriate investment limit or loss allowance limit
- Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
- Matters concerning risk management organization structure and division of duties
- Matters concerning the operation of the risk management system
- Matters concerning the establishment of various limits and approval of exceptions to the limits
- Make decisions on approval of the FSS's internal rating law for non-retail and retail credit rating systems
- Matters concerning risk disclosure policy
- Analysis of crisis situation, related capital management plan and financing plan
- Matters deemed necessary by the board of directors
- Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines
- Matters deemed necessary by the Chairman

 The resolution of the Group Risk Management Committee is reported to the Board of Directors.

② Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the group's risk management officer and consist of the risk management officers of major subsidiaries.

iii) Group Risk Management System

① Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

4. **Financial risk management (continued)**

(a) Overview (continued)

iii) Group Risk Management System (continued)

② Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly, and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dashboard is operated to derive abnormal symptoms through three-dimensional monitoring of expansion of major portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

③ Risk Reviewing

When conducting new product, new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior consultation with the risk management department of the Group.

④ Risk Management

The Group maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis happening, to respond on a timely, efficient and flexible basis so as to ensure the Group's survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, 'caution', 'alert', 'imminent crisis' and 'crisis' determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

4. **Financial risk management (continued)**

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group's credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the CRO, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the personal information, the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch's RM (Relationship Manager) and loan officers of each business division's headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring system (CSS) based on objective statistical methods and bank credit policies.

The Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairman, the head of each business division and supporting division, and the head of the related departments. Apart from the RMC, the credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to credit policy decisions, separate from credit monitoring.

Shinhan Card's credit rating system is divided into ASS(Application Scoring System) and BSS(Behavior Scoring System). Unless a customer fall under "rejections due to policy" (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, his/her application scoring is approved. There is a separate screening criterion for credit card customers, who has maintained its relationship with Shinhan Financial Group for a long-term and has a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

4.   Financial risk management (continued)

(b) Credit risk

i) Techniques, assumptions, and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit risk rating is the main variable input to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 202

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	**Retail exposures**	**Card exposures**
Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)
Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification precautionary or below
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment	
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent	
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk	
Loans with identified indicators for significant increases in other credit risk		

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.
- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 202

4. **Financial risk management (continued)**

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as 'debt restructuring'). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,
- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),
- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),
- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred, and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 202

4. **Financial risk management (continued)**

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable. To reflect the prolonged COVID-19 and internal and external economic uncertainties, the Group reviewed not only the existing 3 scenarios ('upside', 'central', and 'downside') but also an additional scenario, the 'worst' scenario, for final forward-looking information.

Major macroeconomic variables	Correlation between credit risks
GDP growth rate (YoY%)	(-)
Private consumption index growth rate (YoY %)	(-)
Facility investment growth rate (YoY %)	(-)
Consumer price index growth rate(%)	(+)
Balance on current account (100 million dollars)	(-)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years. The Group re-estimated the probability of default rate for the year ended December 31, 2022, using the changed forward-looking information on major variables such as GDP growth rate and consumer price index growth rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 202

4. **Financial risk management (continued)**

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default ("PD")
- Loss given default ("LGD")
- Exposure at default ("EAD")

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower default. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed considering the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products
- Internal credit risk rating
- Type of collateral
- Loan to value ("LTV")
- Industry that the borrower belongs to
- Location of the borrower or collateral
- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying value, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

The Group's maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of March 31, 2023 and December 31, 2022 is as follows:

		March 31, 2023	December 31, 2022
Due from banks and loans at amortized cost(*1),(*3):			
Banks	₩	16,731,283	20,184,517
Retail		177,525,912	178,488,924
Government/Public sector/Central bank		23,902,581	15,481,390
Corporations		192,802,568	193,567,313
Card receivable		26,362,570	27,375,162
		437,324,914	435,097,306
Due from banks and loans at fair value through profit or loss(*3):			
Banks		29,832	135,214
Government/Public sector/Central bank		59,491	-
Corporations		2,186,482	2,280,081
		2,275,805	2,415,295
Securities at fair value through profit or loss		54,408,638	51,502,760
Securities at fair value through other comprehensive income		84,523,543	83,796,575
Securities at amortized cost(*1)		34,101,740	33,371,198
Derivative assets		5,616,651	6,460,515
Other financial assets(*1),(*2)		27,009,122	21,704,046
Guarantee contracts		18,993,680	18,226,546
Loan commitments and other credit liabilities		209,457,831	205,488,825
	₩	873,711,924	858,063,066

(*1) The maximum exposure amount of due from banks and loans at amortized cost, securities at amortized cost and other financial assets are recorded as net of allowances.
(*2) Other financial assets mainly consist of receivables, accrued income, secured deposits, prepayment, and uncollected domestic exchange settlement.
(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023								Mitigation of credit risk due to collateral
		12-month expected loss		Lifetime expected loss						
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired	Total	Allowances	Net	
Due from banks and loans at amortized cost:										
Banks	₩	13,480,255	3,106,387	162,136	224	-	16,749,002	(17,719)	16,731,283	41,892
Retail		159,666,120	6,725,790	8,661,688	2,413,692	914,789	178,382,079	(856,167)	177,525,912	123,478,207
Government/Public sector /Central bank		22,277,089	1,552,754	77,455	5,278	-	23,912,576	(9,995)	23,902,581	9,000
Corporations		116,924,447	46,530,361	13,319,896	16,983,885	988,009	194,746,598	(1,944,030)	192,802,568	105,983,127
Card receivable		20,063,839	2,590,435	1,646,719	2,551,406	597,651	27,450,050	(1,087,480)	26,362,570	11,501
		332,411,750	60,505,727	23,867,894	21,954,485	2,500,449	441,240,305	(3,915,391)	437,324,914	229,523,727
Securities at fair value through other comprehensive income (loss) (*)		75,567,394	8,895,249	-	60,900	-	84,523,543	-	84,523,543	-
Securities at amortized cost		32,332,716	1,772,613	-	7,793	-	34,113,122	(11,382)	34,101,740	-
	₩	440,311,860	71,173,589	23,867,894	22,023,178	2,500,449	559,876,970	(3,926,773)	555,950,197	229,523,727

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of March 31, 2023 and December 31, 2022 are as follows (continued):

		December 31, 2022								
		12-month expected credit loss		**Lifetime expected credit loss**						**Mitigation of credit risk due to collateral**
		Grade 1	**Grade 2**	**Grade 1**	**Grade 2**	**Impaired**	**Total**	**Allowances**	**Net**	
Due from banks and loans at amortized cost:										
Banks	₩	15,965,893	4,130,763	111,593	177	-	20,208,426	(23,909)	20,184,517	42,418
Retail		160,840,816	6,846,625	8,544,051	2,340,393	704,302	179,276,187	(787,263)	178,488,924	124,229,150
Government/Public sector/ Central bank		14,401,434	1,071,236	15,755	557	-	15,488,982	(7,592)	15,481,390	10,162
Corporations		116,848,133	47,287,302	12,582,994	17,780,729	880,845	195,380,003	(1,812,690)	193,567,313	104,988,250
Card receivable		20,858,888	2,727,744	1,671,259	2,662,353	493,480	28,413,724	(1,038,562)	27,375,162	12,589
		328,915,164	62,063,670	22,925,652	22,784,209	2,078,627	438,767,322	(3,670,016)	435,097,306	229,282,569
Securities at fair value through other comprehensive income(*)		74,623,066	9,106,311	-	67,198	-	83,796,575	-	83,796,575	-
Securities at amortized cost		31,727,910	1,643,689	-	10,515	-	33,382,114	(10,916)	33,371,198	-
	₩	435,266,140	72,813,670	22,925,652	22,861,922	2,078,627	555,946,011	(3,680,932)	552,265,079	229,282,569

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ₩ 38,265 million and ₩ 40,614 million as of March 31, 2023 and December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023			
		Grade 1	**Grade 2**	**Impaired**	**Total**
Financial guarantee:					
12-month expected credit loss	₩	14,955,463	3,384,386	-	18,339,849
Lifetime expected credit loss		393,086	159,690	-	552,776
Impaired		-	-	101,055	101,055
		15,348,549	3,544,076	101,055	18,993,680
Loan commitment and other credit line					
12-month expected credit loss		181,062,264	19,017,512	-	200,079,776
Lifetime expected credit loss		6,436,340	2,936,942	-	9,373,282
Impaired		-	-	4,773	4,773
		187,498,604	21,954,454	4,773	209,457,831
	₩	202,847,153	25,498,530	105,828	228,451,511

		December 31, 2022			
		Grade 1	**Grade 2**	**Impaired**	**Total**
Financial guarantee:					
12-month expected credit loss	₩	14,262,990	3,314,584	-	17,577,574
Lifetime expected credit loss		386,159	164,400	-	550,559
Impaired		-	-	98,413	98,413
		14,649,149	3,478,984	98,413	18,226,546
Loan commitment and other credit line					
12-month expected credit loss		178,765,686	17,418,916	-	196,184,602
Lifetime expected credit loss		6,287,658	3,011,715	-	9,299,373
Impaired		-	-	4,850	4,850
		185,053,344	20,430,631	4,850	205,488,825
	₩	199,702,493	23,909,615	103,263	223,715,371

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public sector/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (individuals)	Behavior scoring system of grade 7 or above	Behavior scoring system of below grade 7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of March 31, 2023 and December 31, 2022 are as follows:

Classification(*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Hospitality and Restaurant	Other	Retail customers	Total
March 31, 2023										
Due from banks and loans at amortized cost:										
Banks	₩	16,167,796	-	-	-	-	-	563,487	-	16,731,283
Retail		-	-	-	-	-	-	-	177,525,912	177,525,912
Government/Public sector/Central bank		23,736,102	-	-	1,296	-	-	165,183	-	23,902,581
Corporations		13,333,313	58,615,119	23,261,790	46,003,335	4,418,939	6,728,431	40,441,641	-	192,802,568
Card receivable		52,464	278,674	233,856	44,047	47,032	24,618	66,529	25,615,350	26,362,570
		53,289,675	58,893,793	23,495,646	46,048,678	4,465,971	6,753,049	41,236,840	203,141,262	437,324,914
Due from banks and loans at FVTPL										
Banks		29,832	-	-	-	-	-	-	-	29,832
Government/Public sector/Central bank		59,491	-	-	-	-	-	-	-	59,491
Corporations		1,274,540	596,802	104,542	100,834	50,879	-	58,885	-	2,186,482
		1,363,863	596,802	104,542	100,834	50,879	-	58,885	-	2,275,805
Securities at fair value through profit or loss		31,049,186	1,994,227	1,452,076	1,221,801	359,903	48,778	18,282,667	-	54,408,638
Securities at fair value through other comprehensive income		27,780,315	3,108,579	729,518	1,435,907	1,804,789	39,919	49,624,516	-	84,523,543
Securities at amortized cost		10,789,458	9,935	-	282,270	293,929	-	22,726,148	-	34,101,740
		124,272,497	64,603,336	25,781,782	49,089,490	6,975,471	6,841,746	131,929,056	203,141,262	612,634,640
Off-balance accounts										
Guarantees		2,407,739	9,556,285	3,611,544	96,889	224,299	88,945	2,657,777	350,202	18,993,680
Loan commitments and other liabilities related to credit		19,088,380	29,267,376	10,391,718	4,102,719	2,199,700	429,309	16,498,754	127,479,875	209,457,831
	₩	21,496,119	38,823,661	14,003,262	4,199,608	2,423,999	518,254	19,156,531	127,830,077	228,451,511

(*) The composition details by industry are net book value less allowances.

Notes to the Consolidated Interim Financial Statements
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of March 31, 2023 and December 31, 2022 are as follows (continued):

Classification(*)		December 31, 2022								
		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Hospitality and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:										
Banks	₩	19,532,863	-	-	-	29,979	-	621,675	-	20,184,517
Retail		-	-	-	-	-	-	-	178,488,924	178,488,924
Government/Public sector/Central bank		15,422,776	-	-	1,296	-	-	57,318	-	15,481,390
Corporations		16,639,141	57,871,357	22,984,739	45,509,574	4,595,604	6,619,476	39,347,422	-	193,567,313
Card receivable		47,835	276,473	266,220	49,060	51,113	31,333	1,084,143	25,568,985	27,375,162
		51,642,615	58,147,830	23,250,959	45,559,930	4,676,696	6,650,809	41,110,558	204,057,909	435,097,306
Due from banks and loans at FVTPL										
Banks		26,115	-	-	69,533	-	-	39,566	-	135,214
Corporations		1,287,647	615,693	94,393	154,329	68,460	-	59,559	-	2,280,081
		1,313,762	615,693	94,393	223,862	68,460	-	99,125	-	2,415,295
Securities at fair value through profit or loss		29,391,874	1,962,916	1,018,407	1,044,165	247,657	89,394	17,748,347	-	51,502,760
Securities at fair value through other comprehensive income		29,352,584	3,077,810	698,295	1,494,691	1,772,839	38,704	47,361,652	-	83,796,575
Securities at amortized cost		10,508,828	9,931	-	278,757	293,930	-	22,279,752	-	33,371,198
		122,209,663	63,814,180	25,062,054	48,601,405	7,059,582	6,778,907	128,599,434	204,057,909	606,183,134
Off-balance accounts										
Guarantees		2,444,168	8,998,689	3,403,653	115,912	224,439	112,755	2,576,924	350,006	18,226,546
Loan commitments and other liabilities related to credit		17,871,585	28,414,045	10,535,492	4,106,282	2,275,112	462,976	15,682,906	126,140,427	205,488,825
	₩	20,315,753	37,412,734	13,939,145	4,222,194	2,499,551	575,731	18,259,830	126,490,433	223,715,371

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk management method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to all transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, risk hedging. Securities, foreign exchange position, and derivatives are included mainly as trading position. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System, and Shinhan Bank and Shinhan Financial Investment use their own internal model market risk calculation system.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying the market risk standard method. Trading position data such as transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, risk hedging is automatically interfaced into measurement system. The system conducts VaR measurement and manages the limit. In addition, Shinhan Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for the trading department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk in The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank's foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manage Shinhan Bank's overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the 'limit management index', 'early warning index' and 'monitoring index'.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;
- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;
- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;
- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and
- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group's products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of March 31, 2023 and December 31, 2022 are as follows:

Classifications(*1)		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
March 31, 2023								
Non-derivative financial liabilities:								
Liabilities:								
Deposits(*2)	₩	203,779,089	41,395,888	42,870,242	75,181,479	20,685,190	2,660,989	386,572,877
Financial liabilities at fair value through profit or loss		1,362,786	-	-	-	-	-	1,362,786
Borrowings		15,244,469	5,308,827	4,182,811	7,240,429	12,659,224	11,685,507	56,321,267
Debt securities issued		4,736,445	8,273,888	8,353,587	14,567,082	37,751,965	4,228,142	77,911,109
Financial liabilities designated at fair value through profit of loss		648,670	579,432	337,756	1,992,881	4,123,343	1,350,184	9,032,266
Investment contract liabilities		50,090	140,281	40,521	1,598,211	426,402	-	2,255,505
Other financial liabilities		39,712,400	88,565	74,967	167,072	1,674,726	96,884	41,814,614
	₩	265,533,949	55,786,881	55,859,884	100,747,154	77,320,850	20,021,706	575,270,424
Off balance(*3):								
Guarantee contracts	₩	18,993,680	-	-	-	-	-	18,993,680
Other liabilities related to loan commitments		209,457,831	-	-	-	-	-	209,457,831
	₩	228,451,511	-	-	-	-	-	228,451,511
Derivatives:								
Derivatives	₩	249,098	(9,864)	(24,519)	(315,424)	(1,481,258)	51,558	(1,530,409)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of March 31, 2023 and December 31, 2022 are as follows (continued):

Classifications(*1)		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
December 31, 2022								
Non-derivative financial liabilities:								
Liabilities:								
Deposits(*2)	₩	210,877,656	42,661,824	41,864,404	71,259,303	21,141,919	2,627,394	390,432,500
Financial liabilities at fair value through profit or loss		1,148,899	-	-	-	-	-	1,148,899
Borrowings		11,960,133	4,760,388	4,798,388	7,249,539	12,298,388	9,024,107	50,090,943
Debt securities issued		4,563,916	8,368,614	9,646,088	16,486,221	37,534,713	5,157,377	81,756,929
Financial liabilities designated at fair value through profit or loss		276,430	725,909	706,117	1,511,517	4,063,511	1,092,827	8,376,311
Investment contract liabilities		58,181	60,526	160,990	1,549,293	304,596	-	2,133,586
Other financial liabilities		27,576,529	104,887	132,284	286,956	1,037,388	113,755	29,251,799
	₩	256,461,744	56,682,148	57,308,271	98,342,829	76,380,515	18,015,460	563,190,967
Off balance(*3):								
Guarantee contracts	₩	18,226,546	-	-	-	-	-	18,226,546
Other liabilities related to loan commitments		205,488,825	-	-	-	-	-	205,488,825
	₩	223,715,371	-	-	-	-	-	223,715,371
Derivatives:								
Derivatives	₩	(384,185)	8,881	(7,088)	(220,644)	(1,219,403)	(24,069)	(1,846,508)

(*1) These amounts include cash flows of principal and interest on financial liabilities.
(*2) Demand deposits amounted to ₩154,462,918 million and ₩157,446,276 million as of March 31, 2023 and December 31, 2022 are included in the 'Less than 1 month' category, respectively.
(*3) Usually, a maturity date exists for guarantees, loan agreements, and other credit offerings provided by the Group. However, if the counterparty requests a payment, the payment must be performed immediately; hence, it is classified as the "earliest sections that can be performed".

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(e) Capital risk management

The criteria for capital adequacy to be complied with by the Group are 8.0% or more of the total equity capital ratio. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and Domestic-Systemically Important Banks(D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of March 31, 2021, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

As of the end of the current quarter, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS Equity Capital Regulation System.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies' notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

- Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

- Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

- Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023			
		Level 1	Level 2	Level 3	Total
Financial assets					
Due from banks measured at FVTPL	₩	-	29,832	-	29,832
Loans at FVTPL		-	870,708	1,375,265	2,245,973
Securities at FVTPL:					
Debt securities and other securities		9,794,950	36,294,882	12,036,839	58,126,671
Equity securities		2,253,353	55	1,971,600	4,225,008
Gold/silver deposits		100,853	-	-	100,853
		12,149,156	36,294,937	14,008,439	62,452,532
Derivative assets:					
Trading		88,895	4,731,197	535,751	5,355,843
Hedging		-	261,964	-	261,964
		88,895	4,993,161	535,751	5,617,807
Securities measured at FVOCI:					
Debt securities		40,112,249	44,411,294	-	84,523,543
Equity securities		632,501	-	957,297	1,589,798
		40,744,750	44,411,294	957,297	86,113,341
	₩	52,982,801	86,599,932	16,876,752	156,459,485
Financial liabilities:					
Financial liabilities measured at FVTPL:					
Securities sold	₩	926,973	-	-	926,973
Gold/silver deposits		433,272	-	-	433,272
		1,360,245	-	-	1,360,245
Financial liabilities designated at fair value through profit or loss:					
Derivatives-combined securities		-	1,887,243	7,029,734	8,916,977
Debt securities issued		-	98,600	-	98,600
		-	1,985,843	7,029,734	9,015,577
Derivative liabilities:					
Trading		231,925	4,415,980	432,154	5,080,059
Hedging		-	734,581	285,366	1,019,947
		231,925	5,150,561	717,520	6,100,006
	₩	1,592,170	7,136,404	7,747,254	16,475,828

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of March 31, 2023 and December 31, 2022 are as follows (continued):

| | | December 31, 2022 | | | |
		Level 1	Level 2	Level 3	Total
Financial assets:					
Due from banks measured at FVTPL	₩	-	26,116	-	26,116
Loans at FVTPL		-	957,543	1,431,637	2,389,180
Securities at FVTPL:					
Debt securities and other securities		8,660,224	34,783,829	11,715,251	55,159,304
Equity securities		1,952,419	5,044	1,900,249	3,857,712
Gold/silver deposits		75,969	-	-	75,969
		10,688,612	34,788,873	13,615,500	59,092,985
Derivative assets:					
Trading		47,687	5,585,517	529,144	6,162,348
Hedging		-	298,304	-	298,304
		47,687	5,883,821	529,144	6,460,652
Securities measured at FVOCI:					
Debt securities		38,446,610	45,349,965	-	83,796,575
Equity securities		691,257	-	981,329	1,672,586
		39,137,867	45,349,965	981,329	85,469,161
	₩	49,874,166	87,006,318	16,557,610	153,438,094
Financial liabilities:					
Financial liabilities measured at FVTPL:					
Securities sold	₩	724,104	-	-	724,104
Gold/silver deposits		422,006	-	-	422,006
		1,146,110	-	-	1,146,110
Financial liabilities designated at fair value through profit or loss:					
Derivatives-combined securities		-	389,132	7,930,909	8,320,041
Debt securities issued		-	47,327	-	47,327
		-	436,459	7,930,909	8,367,368
Derivative liabilities:					
Trading		249,669	5,809,597	467,522	6,526,788
Hedging		-	838,068	343,759	1,181,827
		249,669	6,647,665	811,281	7,708,615
	₩	1,395,779	7,084,124	8,742,190	17,222,093

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group's assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2023 and the year ended December 31, 2022 are as follows:

		March 31, 2023				
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net	
					Held for trading	Held for hedging
Beginning balance	₩	15,047,137	981,329	(7,930,909)	61,622	(343,759)
Recognized in total comprehensive income for the period:						
Recognized in profit (loss) for the period (*1)		193,362	-	(400,457)	109,170	58,393
Recognized in other comprehensive income (loss) for the period		21,506	(24,032)	(1,431)	-	-
		214,868	(24,032)	(401,888)	109,170	58,393
Purchase		656,296	-	-	(66,706)	-
Issue		-	-	(1,791,412)	-	-
Settlement		(571,331)	-	3,094,475	(491)	-
Transfer to level3(*2)		40,716	-	-	-	-
Transfer from level3(*2)		(3,982)	-	-	2	-
Ending balance	₩	15,383,704	957,297	(7,029,734)	103,597	(285,366)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group's assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2023 and the year ended December 31, 2022 are as follows (continued):

		December 31, 2022				
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net	
					Held for trading	Held for hedging
Beginning balance	₩	12,934,419	725,232	(7,622,525)	374,686	(182,749)
Recognized in total comprehensive income for the year:						
Recognized in profit (loss) for the year(*1)		(123,983)	-	633,415	(484,756)	(161,010)
Recognized in other comprehensive income (loss) for the year		(336)	(9,629)	(5,919)	-	-
		(124,319)	(9,629)	627,496	(484,756)	(161,010)
Purchase		5,779,999	276,636	-	190,380	-
Issue		-	-	(6,030,787)	-	-
Settlement		(3,486,410)	(10,910)	5,094,907	(18,763)	-
Transfer to level3(*2)		173,636	-	-	-	-
Transfer from level3(*2)		(230,188)	-	-	75	-
Ending balance	₩	15,047,137	981,329	(7,930,909)	61,622	(343,759)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the three-month periods ended March 31, 2023 and for the year ended December 31, 2022 is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		March 31, 2023	
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of March 31
Net gain on financial assets at fair value through profit or loss	₩	302,532	183,248
Net loss on financial liabilities designated at fair value through profit or loss		(400,457)	(351,435)
Net other operating income		58,393	58,393
	₩	(39,532)	(109,794)

44

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. <u>**Financial risk management (continued)**</u>

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

		December 31, 2022	
		Amounts recognized in profit or loss	**Recognized profit or loss from the financial instruments held as of December 31**
Net loss on financial assets at fair value through profit or loss	₩	(608,739)	(607,708)
Net gain on financial liabilities designated at fair value through profit or loss		633,415	762,342
Other operating expenses		(161,010)	(161,010)
	₩	(136,334)	(6,376)

(*2) The investment securities transferred to Level 3 as the availability of observable market data changed due to reasons such as suspension of trading, and the derivative instruments transferred to Level 3 as the availability of observable market data changed due to reasons such as changes in the valuation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2023 and December 31, 2022 are as follows:

Type of financial instrument	Valuation technique		Carrying Value	Significant inputs
March 31, 2023				
Assets				
Financial assets at fair value through profit or loss				
Debt securities	Discounted cash flow ("DCF"), Net asset Value ("NAV")	₩	37,195,422	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		55	Price of underlying assets such as stocks, bonds, etc.
			37,195,477	
Derivative assets				
Trading	Option model, Implied forward rate calculation method, DCF		4,731,197	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			261,964	
			4,993,161	
Securities at fair value through other comprehensive income				
Debt securities	DCF, option model		44,411,294	Price of underlying assets such as discount rate, interest rate, etc.
		₩	86,599,932	
Liabilities				
Financial liabilities designated at fair value through profit or loss				
Debt securities issued	Option model		98,600	Discount rate, volatility, stock price index
Complex financial instruments		₩	1,887,243	Discount rate
			1,985,843	
Derivative liabilities				
Trading	Option model, Implied forward rate calculation method, DCF		4,415,980	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			734,581	
			5,150,561	
		₩	7,136,404	

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2023 and December 31, 2022 are as follows (continued):

	December 31, 2022			
Type of financial instrument	**Valuation technique**		**Carrying value**	**Significant inputs**
Assets				
Financial asset at fair value through profit or loss				
Debt securities	DCF, NAV	₩	35,767,488	Discount rate, interest rate, stock price and etc.
Equity securities	NAV		5,044	Price of underlying assets such as stocks, bonds, etc.
			35,772,532	
Derivative assets				
Trading	Option model, Implied forward interest rate, DCF		5,585,517	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			298,304	
			5,883,821	
Securities at fair value through other comprehensive income				
Debt securities	DCF		45,349,965	Interest rate, discount rate and price of underlying assets such as stock, bonds, etc.
		₩	87,006,318	
Liabilities				
Financial liabilities designated at fair value through profit or loss				
Debt securities issued	Option model		47,327	Discount rate, volatility
Compound financial instruments		₩	389,132	Discount rate
			436,459	
Derivative liabilities				
Trading	Option model, Implied forward rate calculation method, DCF		5,809,597	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			838,068	
			6,647,665	
		₩	7,084,124	

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023		
Type of financial instrument	**Valuation technique**	**Carrying value(*2)**	**Significant unobservable inputs**	**Range**
Financial assets				
Financial assets at fair value through profit or loss				
Debt securities	DCF, NAV, Option model(*1), Income approach	₩ 13,412,104	The volatility of the underlying asset, Discount rate, interest rate, liquidation value, and Correlations	0.70%~63.80% 2.92%~37.82% 15.94%~90.00%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis	1,971,600	The volatility of the underlying asset, Discount rate, Correlations, and Growth rate	20.50%~33.62% 5.33%~13.45% 11.90%~66.00% 0.72%~1.13%
		15,383,704		
Derivative assets				
Equity and foreign exchange related	Option model(*1)	59,830	The volatility of the underlying asset, and Correlations	4.28%~83.90% 7.70%~72.30%
Interest rates related	Option model(*1)	52,079	The volatility of the underlying asset, Correlations and Discount rate	0.20%~1.00% 55.40%~78.50%
Credit and commodity related	Option model(*1)	423,842	The volatility of the underlying asset, Correlations and Hazard rate	42.20%~55.90% 99.9% 0.10%~3.40%
		535,751		
Securities at fair value through other comprehensive income				
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis	957,297	The volatility of the underlying asset, Discount rate, Correlations, and Growth rate	22.34%~32.94% 5.90%~18.21% -1.00%~1.00% 0.58%~11.46%
		₩ 16,876,752		

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2023 and December 31, 2022 are as follows (continued):

Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
				March 31, 2023	
Financial liabilities					
Financial liabilities designated at fair value through profit or loss					
Equity related	Option model(*1)	₩	7,029,734	The volatility of the underlying asset, and Correlations	0.20%~83.90% -44.40%~87.80%
Derivative liabilities					
Equity and foreign exchange related	Option model(*1)		49,462	The volatility of the underlying asset, and Correlations	4.28%~83.90% -11.90%~87.80%
Interest rates related	Option model(*1)		551,228	The volatility of the underlying asset, Regression coefficient, and Correlations	0.60%~1.12% 0.00%~1.96% 23.50%~90.34%
Credit and commodity related	Option model(*1)		116,830	The volatility of the underlying asset, and Hazard rate	0.20%~4.20% 23.50%~78.50% 0.10%~4.20%
			717,520		
		₩	7,747,254		

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2023 and December 31, 2022 are as follows (continued):

Type of financial instrument	Valuation technique	Carrying value(*2)	Significant unobservable inputs	Range
			December 31, 2022	
Financial assets				
Financial asset at fair value through profit or loss				
Debt securities	DCF, NAV, Option model(*1), Income approach	₩ 13,146,888	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and Liquidation Value	0.60%~68.10% 2.92%~38.87% 15.94%~90.00%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis, Transaction case price	1,900,249	The volatility of the underlying asset, Discount rate and Correlations	20.50%~25.30% 5.59%~15.18% 11.90%~66.00%
		15,047,137		
Derivative assets				
Equity and foreign exchange related	Option model(*1)	54,541	The volatility of the underlying asset and Correlations	4.89%~84.40% 7.30%~72.30%
Interest rates related	Option model(*1)	51,025	The volatility of the underlying asset and Correlations	0.60%~1.10% 76.60%~78.90%
Credit and commodity related	Option model(*1)	423,578	The volatility of the underlying asset, Correlations and Hazard Rate	42.20%~55.90% 99.9% 1.20%~3.60%
		529,144		
Securities at fair value through other comprehensive income				
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis	981,329	The volatility of the underlying asset, Discount rate, Growth rate and Volatility	28.62% 9.08%~19.14% 0.00%~2.00% 0.56%~11.42%
		₩ 16,557,610		

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2023 and December 31, 2022 are as follows (continued):

Type of financial instrument	Valuation technique	Carrying value(*2)	Significant unobservable inputs	Range
			December 31, 2022	
Financial liabilities				
Financial liabilities designated at fair value through profit or loss				
Equity related	Option model(*1)	₩ 7,930,909	The volatility of the underlying asset and Correlations	0.20%~84.40% -44.20%~86.30%
Derivative liabilities				
Equity and foreign exchange related	Option model(*1)	13,841	The volatility of the underlying asset and Correlations	4.89%~84.40% -42.30%~87.60%
Interest rates related	Option model(*1)	642,123	The volatility of the underlying asset, Regression coefficient and Correlations	0.20%~1.10% 0.00%~1.46% 23.60%~90.34%
Credit and commodity related	Option model(*1)	155,317	The volatility of the underlying asset, Correlations and Hazard Rate	0.20%~45.70% 23.60%~78.90% 1.20%~2.90%
		811,281		
		₩ 8,742,190		

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying value is recognized as a reasonable approximation of fair value and the carrying value is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of March 31, 2023 and December 31, 2022.

		March 31, 2023	
		Favorable changes	Unfavorable changes
Financial assets:			
Effects on profit or loss for the period(*1)(*2):			
Financial assets at fair value through profit or loss	₩	56,017	(51,010)
Derivative assets		30,259	(33,600)
Securities at fair value through other comprehensive income (*2)		38,847	(34,753)
	₩	125,123	(119,363)
Financial liabilities:			
Effects on profit or loss for the period(*1):			
Financial liabilities designated at fair value through profit or loss	₩	47,465	(45,964)
Derivative liabilities		19,813	(21,221)
	₩	67,278	(67,185)

		December 31, 2022	
		Favorable changes	Unfavorable changes
Financial assets:			
Effects on profit or loss for the period(*1)(*2):			
Financial assets at fair value through profit or loss	₩	57,763	(51,803)
Derivative assets		12,499	(11,465)
Securities at fair value through other comprehensive income(*2)		49,262	(40,614)
	₩	119,524	(103,882)
Financial liabilities:			
Effects on profit or loss for the period(*1):			
Financial liabilities designated at fair value through profit or loss	₩	57,121	(60,525)
Derivative liabilities		16,388	(16,908)
	₩	73,509	(77,433)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset(-10~10%p) or correlations (-10~10%p), a significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing the growth rate and discount rate, which are a significant unobservable input, from -1%p to 1%p.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.
Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.
Securities	An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.
Deposits and borrowings	The carrying value and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.
Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.
Investment contract liabilities	The carrying value is used instead of fair value for reserve for retirement pension contracts in accordance with the Insurance Act and the Enforcement Rules of the Insurance Business Act, due to the difficulties with calculating expected cash flows.
Other financial assets and other financial liabilities	The carrying value is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023		December 31, 2022	
		Carrying value	Fair value	Carrying value	Fair value
Assets:					
Deposits measured at amortized cost	₩	32,657,516	32,596,786	27,746,360	27,660,501
Loans measured at amortized cost		405,227,173	406,408,753	407,898,972	404,855,790
Securities measured at amortized cost:					
Government bonds		21,969,391	21,071,755	21,523,230	20,215,099
Financial institution bonds		5,495,757	5,533,653	5,423,771	5,387,207
Corporation bonds		6,636,592	6,366,928	6,424,197	5,971,007
		34,101,740	32,972,336	33,371,198	31,573,313
Other financial assets		27,164,991	27,421,455	21,826,601	22,059,918
	₩	499,151,420	499,399,330	490,843,131	486,149,522
Liabilities:					
Deposit liabilities:					
Demand deposits	₩	154,462,918	154,462,918	157,446,276	157,446,276
Time deposits		195,648,155	195,912,915	196,265,911	195,886,583
Certificate of deposit		12,821,351	12,876,179	14,921,375	14,748,736
Issued bill deposit		7,340,451	7,339,746	6,631,858	6,631,276
CMA deposits		4,747,811	4,747,811	4,634,010	4,634,010
Others		3,189,548	3,189,414	3,088,864	3,088,542
		378,210,234	378,528,983	382,988,294	382,435,423
Borrowing debts:					
Call-money		4,202,096	4,202,096	1,276,301	1,276,301
Bills sold		15,199	15,134	15,057	15,006
Bonds sold under repurchase agreements		11,265,694	11,265,694	9,544,536	9,544,536
Borrowings		38,637,954	38,365,533	38,443,281	37,602,027
		54,120,943	53,848,457	49,279,175	48,437,870
Debts:					
Borrowings in Korean won		60,391,773	59,642,241	63,927,063	62,059,253
Borrowings in foreign currency		13,078,482	12,937,042	13,361,720	13,051,576
		73,470,255	72,579,283	77,288,783	75,110,829
Investment contract liabilities		2,255,505	2,255,505	2,133,586	2,133,586
Other financial liabilities		45,294,169	45,273,832	31,992,438	31,683,186
	₩	553,351,106	552,486,060	543,682,276	539,800,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023			
		Level 1	Level 2	Level 3	Total
Assets:					
Deposits measured at amortized cost	₩	333,143	32,263,643	-	32,596,786
Loans measured at amortized cost		-	4,859,042	401,549,711	406,408,753
Securities measured at amortized cost:					
Government bonds		9,923,606	11,148,149	-	21,071,755
Financial institution bonds		1,951,789	3,581,864	-	5,533,653
Corporation bonds		-	6,366,928	-	6,366,928
		11,875,395	21,096,941	-	32,972,336
Other financial assets		-	15,110,607	12,310,848	27,421,455
	₩	12,208,538	73,330,233	413,860,559	499,399,330
Liabilities:					
Deposit liabilities:					
Demand deposits	₩	-	154,462,918	-	154,462,918
Time deposits		-	-	195,912,915	195,912,915
Certificate of deposit		-	-	12,876,179	12,876,179
Issued bill deposit		-	-	7,339,746	7,339,746
CMA deposits		-	4,747,811	-	4,747,811
Other		-	3,143,410	46,004	3,189,414
		-	162,354,139	216,174,844	378,528,983
Borrowing debts:					
Call-money		-	4,202,096	-	4,202,096
Bills sold		-	-	15,134	15,134
Bonds sold under repurchase agreements		-	-	11,265,694	11,265,694
Borrowings		-	14,518	38,351,015	38,365,533
		-	4,216,614	49,631,843	53,848,457
Debts:					
Borrowings in won		-	28,662,304	30,979,937	59,642,241
Borrowings in foreign currency		-	9,863,034	3,074,008	12,937,042
		-	38,525,338	34,053,945	72,579,283
Investment contract liabilities		-	-	2,255,505	2,255,505
Other financial liabilities		-	15,892,739	29,381,093	45,273,832
	₩	-	220,988,830	331,497,230	552,486,060

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2023 and December 31, 2022 are as follows:

		December 31, 2022			
		Level 1	Level 2	Level 3	Total
Assets:					
Deposits measured at amortized cost	₩	431,650	27,228,851	-	27,660,501
Loans measured at amortized cost		-	5,832,484	399,023,306	404,855,790
Securities measured at amortized cost:					
Government bonds		9,109,801	11,105,298	-	20,215,099
Financial institution bonds		1,898,457	3,488,750	-	5,387,207
Corporation bonds		-	5,971,007	-	5,971,007
		11,008,258	20,565,055	-	31,573,313
Other financial assets		-	12,598,487	9,461,431	22,059,918
	₩	11,439,908	66,224,877	408,484,737	486,149,522
Liabilities:					
Deposit liabilities:					
Demand deposits	₩	-	157,446,276	-	157,446,276
Time deposits		-	-	195,886,583	195,886,583
Certificate of deposit		-	-	14,748,736	14,748,736
Issued bill deposit		-	-	6,631,276	6,631,276
CMA deposits		-	4,634,010	-	4,634,010
Other		-	3,035,338	53,204	3,088,542
		-	165,115,624	217,319,799	382,435,423
Borrowing debts:					
Call-money		-	1,276,301	-	1,276,301
Bills sold		-	-	15,006	15,006
Bonds sold under repurchase agreements		-	-	9,544,536	9,544,536
Borrowings		-	19,922	37,582,105	37,602,027
		-	1,296,223	47,141,647	48,437,870
Debts:					
Borrowings in won		-	31,665,994	30,393,259	62,059,253
Borrowings in foreign currency		-	9,625,410	3,426,166	13,051,576
		-	41,291,404	33,819,425	75,110,829
Investment contract liabilities		-	-	2,133,586	2,133,586
Other financial liabilities		-	8,921,782	22,761,404	31,683,186
	₩	-	216,625,033	323,175,861	539,800,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group's valuation methodologies, which are described in Note 4(f) Measurement of fair value.

The carrying value of each category of financial assets and financial liabilities as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023				
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:						
Cash and due from banks at amortized cost	₩	-	-	35,644,748	-	35,644,748
Due from banks at fair value through profit or loss		29,832	-	-	-	29,832
Securities at fair value through profit or loss		62,452,532	-	-	-	62,452,532
Derivatives assets		5,355,843	-	-	261,964	5,617,807
Loans at fair value through profit or loss		2,245,973	-	-	-	2,245,973
Loans at amortized cost		-	-	405,227,173	-	405,227,173
Securities at fair value through other comprehensive income		-	86,113,341	-	-	86,113,341
Securities at amortized cost		-	-	34,101,740	-	34,101,740
Others		-	-	27,164,991	-	27,164,991
	₩	70,084,180	86,113,341	502,138,652	261,964	658,598,137

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of March 31, 2023 and December 31, 2022 are as follows (continued):

		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
				March 31, 2023		
Liabilities:						
Deposits	₩	-	-	378,210,234	-	378,210,234
Financial liabilities at fair value through profit or loss		1,360,245	-	-	-	1,360,245
Financial liabilities designated at FVTPL		-	9,015,577	-	-	9,015,577
Derivatives liabilities		5,080,059	-	-	1,019,947	6,100,006
Borrowings		-	-	54,120,943	-	54,120,943
Debt securities issued		-	-	73,470,255	-	73,470,255
Investment contract liabilities		-	-	2,255,505	-	2,255,505
Others		-	-	45,294,169	-	45,294,169
	₩	6,440,304	9,015,577	553,351,106	1,019,947	569,826,934

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of March 31, 2023 and December 31, 2022 are as follows (continued):

		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
				December 31, 2022		
Assets:						
Cash and due from banks at amortized cost	₩	-	-	30,050,840	-	30,050,840
Due from banks at fair value through profit or loss		26,116	-	-	-	26,116
Securities at fair value through profit or loss		59,092,985	-	-	-	59,092,985
Derivatives assets		6,162,348	-	-	298,304	6,460,652
Loans at fair value through profit or loss		2,389,180	-	-	-	2,389,180
Loans at amortized cost		-	-	407,898,972	-	407,898,972
Securities at fair value through other comprehensive income		-	85,469,161	-	-	85,469,161
Securities at amortized cost		-	-	33,371,198	-	33,371,198
Others		-	-	21,826,601	-	21,826,601
	₩	67,670,629	85,469,161	493,147,611	298,304	646,585,705

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

4. **Financial risk management (continued)**

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of March 31, 2023 and December 31, 2022 are as follows (continued):

		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
				December 31, 2022		
Liabilities:						
Deposits	₩	-	-	382,988,294	-	382,988,294
Financial liabilities at fair value through profit or loss		1,146,110	-	-	-	1,146,110
Financial liabilities designated at FVTPL		-	8,367,368	-	-	8,367,368
Derivatives liabilities		6,526,787	-	-	1,181,828	7,708,615
Borrowings		-	-	49,279,175	-	49,279,175
Debt securities issued		-	-	77,288,783	-	77,288,783
Investment contract liabilities		-	-	2,133,586	-	2,133,586
Others		-	-	31,992,438	-	31,992,438
	₩	7,672,897	8,367,368	543,682,276	1,181,828	560,904,369

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

5. Change in subsidiaries

(a) Change in major consolidated subsidiaries for the year ended December 31, 2022 are as follows:

	Company	Description
Included	Shinhan EZ General Insurance, Ltd.	Newly acquired subsidiary
Excluded	Shinhan Alternative Investment Management Inc.	Extinguished due to merger with Shinhan Asset Management Co., Ltd

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of March 31, 2023 are as follows:

Segment	Description
Banking	Credit to customers, lending to and receiving deposits from customers, and their accompanying work
Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease and their accompanying work
Securities	Securities trading, consignment trading, underwriting and their accompanying work
Life insurance	Life insurance business and its accompanying work
Credit	Facility rental, new technology business financing, others and their accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining business

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

6. Operating segments (continued)

(b) The following tables provide information of operating income(expense) and net profit(loss) for each operating segment for the three-month periods ended March 31, 2023 and 2022.

		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
					March 31, 2023				
Net interest income	₩	2,038,511	450,680	53,120	(11,241)	61,946	42,721	(61,895)	2,573,842
Net fees and commission income (expense)		195,513	198,776	115,253	(550)	5,592	90,861	(2,020)	603,425
Reversal of (provision for) for credit loss allowance		(185,208)	(191,036)	713	(4,173)	(64,059)	(17,741)	300	(461,204)
General and administrative expenses		(871,633)	(188,182)	(175,695)	(72,017)	(16,392)	(91,794)	59,787	(1,355,926)
Other operating income(expense)		19,225	(34,276)	133,816	274,650	106,517	96,967	(200,850)	396,049
Operating income		1,196,408	235,962	127,207	186,669	93,604	121,014	(204,678)	1,756,186
Equity method income (expense)		(2,733)	(340)	(5,873)	(7,412)	20,380	492	40,455	44,969
Income tax expense		299,410	45,980	46,831	40,545	21,822	30,668	(42,836)	442,420
Profit for the period	₩	909,177	192,982	119,390	133,812	92,163	90,421	(123,602)	1,414,343
Controlling interest	₩	909,092	192,476	119,421	133,812	92,163	90,421	(149,427)	1,387,958
Non-controlling interests		85	506	(31)	-	-	-	25,825	26,385

		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
					March 31, 2022				
Net interest income	₩	1,886,873	456,344	118,594	(1,863)	61,464	32,573	(71,816)	2,482,169
Net fees and commission income		228,288	177,621	179,370	399	9,568	102,724	3,552	701,522
Reversal of (provision for) for credit loss allowance		(100,276)	(145,540)	243	(2,965)	15,393	(15,228)	(174)	(248,547)
General and administrative expenses		(807,288)	(180,896)	(168,182)	(22,255)	(15,021)	(91,058)	38,845	(1,245,855)
Other operating income (expense)		(67,303)	(45,859)	7,584	214,898	53,950	54,652	(22,705)	195,217
Operating income		1,140,294	261,670	137,609	188,214	125,354	83,663	(52,298)	1,884,506
Equity method income(expense)		3,893	662	2,079	1,086	17,810	1,359	(9,261)	17,628
Income tax expense		307,202	69,818	35,366	44,806	34,445	22,934	(9,928)	504,643
Profit for the period	₩	846,730	199,238	104,465	138,620	108,634	62,397	(55,046)	1,405,038
Controlling interest	₩	846,527	198,652	104,504	138,620	108,634	62,398	(74,517)	1,384,818
Non-controlling interests		203	586	(39)	-	-	(1)	19,471	20,220

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

6. <u>**Operating segments (continued)**</u>

(c) The following tables provide information of interest gains and losses from segment external customers and cross-sector interest gains and losses for the three-month periods ended March 31, 2023 and 2022.

		March 31, 2023							
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income from:									
External customers (*)	₩	2,038,107	468,617	56,414	(13,401)	64,418	21,736	(62,049)	2,573,842
Internal transactions		404	(17,937)	(3,294)	2,160	(2,472)	20,985	154	-
	₩	2,038,511	450,680	53,120	(11,241)	61,946	42,721	(61,895)	2,573,842

(*) Consolidated adjustment to net interest income(loss) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

		March 31, 2022							
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income from:									
External customers (*)	₩	1,889,352	468,815	124,641	(2,103)	63,132	13,488	(75,156)	2,482,169
Internal transactions		(2,479)	(12,471)	(6,047)	240	(1,668)	19,085	3,340	-
	₩	1,886,873	456,344	118,594	(1,863)	61,464	32,573	(71,816)	2,482,169

(*) Consolidated adjustment to net interest income(loss) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the three-month periods ended March 31, 2023 and 2022.

		March 31, 2023							
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income(loss) from:									
External customers	₩	205,251	201,334	117,269	4,260	4,362	70,949	-	603,425
Internal transactions		(9,738)	(2,558)	(2,016)	(4,810)	1,230	19,912	(2,020)	-
	₩	195,513	198,776	115,253	(550)	5,592	90,861	(2,020)	603,425

		March 31, 2022							
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income(loss) from:									
External customers	₩	239,503	190,693	182,179	4,206	8,899	76,042	-	701,522
Internal transactions		(11,215)	(13,072)	(2,809)	(3,807)	669	26,682	3,552	-
	₩	228,288	177,621	179,370	399	9,568	102,724	3,552	701,522

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

7.   <u>Cash and due from banks at amortized cost</u>

Restricted due from banks in accordance with Related Regulations or Acts as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022	Related Regulations or Acts
Due from banks denominated in Korean won:				
Reserve deposits	₩	15,393,607	8,647,429	Article 55 of the Bank of Korea Act
Other deposits		2,818,381	2,216,899	Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		18,211,988	10,864,328	
Due from banks denominated in foreign currency		3,096,348	2,975,849	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.
	₩	21,308,336	13,840,177	

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

8. **Financial assets at fair value through profit or loss**

(a) Financial assets at fair value through profit or loss as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Debt instruments:			
Governments	₩	6,747,856	5,961,610
Financial institutions		10,499,155	11,788,689
Corporations		8,902,036	7,826,772
Stocks with put option		359,794	359,795
Equity investment with put option		3,362,228	3,185,222
Beneficiary certificates		14,693,559	13,782,117
Commercial papers		6,153,602	4,939,927
CMA		3,727,148	3,850,613
Others(*)		3,681,293	3,464,559
		58,126,671	55,159,304
Equity instruments:			
Stocks		4,084,102	3,739,343
Equity investment		49,604	38,515
Others		91,302	79,854
		4,225,008	3,857,712
		62,351,679	59,017,016
Others:			
Loans at fair value through profit or loss		2,245,973	2,389,180
Due from banks at fair value		29,832	26,116
Gold/silver deposits		100,853	75,969
	₩	64,728,337	61,508,281

(*) As of March 31, 2023 and December 31, 2022, restricted reserve for claims of customers' deposits (trusts) are ₩ 1,976,965 million and ₩1,705,724 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

9. **Derivatives**

(a) The notional amounts of derivatives outstanding as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Foreign currency related:			
Over the counter:			
Currency forwards	₩	141,182,503	129,544,881
Currency swaps		44,444,436	40,539,223
Currency options		1,299,797	1,327,752
		186,926,736	171,411,856
Exchange traded:			
Currency futures		2,150,852	1,325,660
		189,077,588	172,737,516
Interest rates related:			
Over the counter:			
Interest rate forwards and swaps		38,144,508	37,170,647
Interest rate options		267,800	226,924
		38,412,308	37,397,571
Exchange traded:			
Interest rate futures		3,675,109	2,924,135
Interest rate swaps(*)		93,182,353	94,803,271
		96,857,462	97,727,406
		135,269,770	135,124,977
Credit related:			
Over the counter:			
Credit swaps		5,610,427	5,155,334
Equity related:			
Over the counter:			
Equity swaps and forwards		3,764,040	4,008,263
Equity options		2,966,961	878,122
		6,731,001	4,886,385
Exchange traded:			
Equity futures		2,894,942	3,317,515
Equity options		1,835,470	1,444,098
		4,730,412	4,761,613
		11,461,413	9,647,998
Commodity related:			
Over the counter:			
Commodity swaps and forwards		750,184	898,332
Commodity options		8,000	8,000
		758,184	906,332
Exchange traded:			
Commodity futures and options		186,921	75,770
		945,105	982,102
Hedge:			
Currency forwards		1,328,428	1,249,589
Currency swaps		4,310,887	4,677,553
Interest rate forwards and swaps		16,685,251	16,475,525
		22,324,566	22,402,667
	₩	364,688,869	346,050,594

(*) The notional amounts of derivatives outstanding those will be settled in the 'Central Counter Party (CCP)' system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

9. **Derivatives (continued)**

(b) Fair values of derivative instruments as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023		December 31, 2022	
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:					
Over the counter:					
Currency forwards	₩	2,151,042	1,521,179	3,089,759	2,838,793
Currency swaps		1,774,954	1,963,019	1,625,286	1,807,229
Currency options		12,362	13,490	14,776	13,603
		3,938,358	3,497,688	4,729,821	4,659,625
Exchange traded:					
Currency futures		58	2,352	19	928
		3,938,416	3,500,040	4,729,840	4,660,553
Interest rates related:					
Over the counter:					
Interest rate forwards and swaps		721,455	955,866	772,513	1,062,772
Interest rate options		4,547	2,635	5,169	1,983
		726,002	958,501	777,682	1,064,755
Exchange traded:					
Interest rate futures		2,746	7,910	2,555	972
		728,748	966,411	780,237	1,065,727
Credit related:					
Over the counter:					
Credit swaps		425,073	25,447	423,966	19,235
Equity related:					
Over the counter:					
Equity swap and forwards		155,637	245,131	169,504	393,810
Equity options		16,900	27,794	2,704	1,139
		172,537	272,925	172,208	394,949
Exchange traded:					
Equity futures		48,017	123,673	31,051	101,622
Equity options		33,688	90,469	11,414	145,895
		81,705	214,142	42,465	247,517
		254,242	487,067	214,673	642,466
Commodity related:					
Over the counter:					
Commodity swaps and forwards		4,979	92,644	10,983	136,701
Commodity options		-	930	-	1,517
		4,979	93,574	10,983	138,218
Exchange traded:					
Commodity futures and options		4,385	7,520	2,649	589
		9,364	101,094	13,632	138,807
Hedge:					
Currency forwards		14,773	57,128	23,143	37,757
Currency swaps		150,023	89,022	158,297	75,070
Interest rate forwards and swaps		97,168	873,797	116,864	1,069,000
		261,964	1,019,947	298,304	1,181,827
	₩	5,617,807	6,100,006	6,460,652	7,708,615

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

9. **Derivatives (continued)**

(c) Gain or loss on valuation of derivatives for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	**March 31, 2022**
Foreign currency related:			
Over the counter:			
Currency forwards	₩	301,106	59,940
Currency swaps		(109,324)	(86,819)
Currency options		(370)	1,084
		191,412	(25,795)
Exchange traded:			
Currency futures		(1,098)	11,688
		190,314	(14,107)
Interest rates related:			
Over the counter:			
Interest rate forwards and swaps		70,998	(121,146)
Interest rate options		(295)	1,731
		70,703	(119,415)
Exchange traded:			
Interest rate futures		(5,208)	22,544
		65,495	(96,871)
Credit related:			
Over the counter:			
Credit swaps		(8,850)	(11,464)
Equity related:			
Over the counter:			
Equity swap and forwards		91,603	(61,369)
Equity options		(13,461)	4,138
		78,142	(57,231)
Exchange traded:			
Equity futures		(75,359)	(14,943)
Equity options		59,009	(90,535)
		(16,350)	(105,478)
		61,792	(162,709)
Commodity related:			
Over the counter:			
Commodity swaps and forwards		46,423	(48,659)
Commodity options		586	2,989
		47,009	(45,670)
Exchange traded:			
Commodity futures		(3,135)	(2,251)
		43,874	(47,921)
Hedge		170,799	(374,492)
	₩	523,424	(707,564)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

9. **Derivatives (continued)**

(d) Nominal amounts and average hedge ratio for hedging instruments as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023						
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:								
Nominal values:	₩	7,363,113	1,023,739	1,903,111	1,095,972	1,138,909	4,160,407	16,685,251
Average price condition (*1):		0.72%	0.97%	2.05%	1.50%	1.21%	0.69%	0.96%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%
Exchange risk(*2):								
Nominal values:		1,986,676	931,174	1,375,716	1,990,410	779,177	78,012	7,141,165
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,225.50 JPY/KRW 9.70, EUR/KRW 1,305.20, GBP/KRW 1,508.13, AUD/KRW 855.03, CAD/KRW 921.27, SGD/KRW 859.87, CNY/KRW 190.96, SEK/KRW 125.41.

		December 31, 2022						
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:								
Nominal values:	₩	5,338,313	3,023,185	612,113	2,114,152	819,140	4,568,622	16,475,525
Average price condition (*1):		0.72%	0.82%	2.53%	1.52%	1.48%	0.68%	0.94%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%
Exchange risk(*2):								
Nominal values:		2,620,663	628,860	1,108,785	1,913,070	942,804	-	7,214,182
Average hedge ratio:		100%	100%	100%	100%	100%	-	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,198.11, JPY/KRW 10.13, EUR/KRW 1,336.97, GBP/KRW 1,484.00, AUD/KRW 812.44, CAD/KRW 948.79, SGD/KRW 859.87, CNY/KRW 190.96, SEK/KRW 125.49.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

9. **Derivatives (continued)**

(e) Hedge relationships affected by an interest rate benchmark reform

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate benchmarks are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform. The carrying value of hedged item and the nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Group's reform of the interest rate index as of March 31, 2023 is as follows:

Interest rate benchmark		Carrying value of hedged item, Assets	Carrying value of hedged item, Liabilities	Nominal value of hedging instrument
KRW 3M CD (*1)	₩	-	9,304,062	9,420,000
USD 1M LIBOR (*2)		-	132,962	132,988
USD 3M LIBOR (*1)(*2)		243,072	3,889,863	4,244,514
EURIBOR 3M		3,450	283,930	288,571
	₩	246,522	13,610,817	14,086,073

Interest rate benchmark		Carrying value of hedged item, Assets	Carrying value of hedged item, Liabilities	Nominal value of hedging instrument
KRW 3M CD (*1)	₩	-	9,247,047	9,390,000
USD 1M LIBOR (*2)		-	258,393	258,529
USD 3M LIBOR (*1)(*2)		283,014	3,785,641	4,196,714
EURIBOR 3M		3,236	269,826	274,294
	₩	286,250	13,560,907	14,119,537

(*1) Include nominal amount of the hedging instrument related to the Constant Maturity Swap (CMS) calculated based on the CD and LIBOR rate.
(*2) Exclude the nominal amount that will mature before the end of June 30, 2023, when LIBOR interest rate calculation is discontinued.

USD LIBOR interest rates will be replaced by a Secure Overnight Financing Rate (SOFR) based on real transactions. In Korea, the 'RP rate of government bonds and monetary stabilization securities' was finally selected as the risk-free reference rate (RFR). The Group has assumed that in this hedging relationship, the spread which has changed based on alternative interest rates would be similar to the spreads of interest rate swap and interest rate forward used as the hedging instrument. Besides this, the Group did not make any assumption on further changes of conditions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

10.   Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	**December 31, 2022**
Securities at FVOCI:			
Debt securities:			
Government bonds	₩	43,183,821	40,995,316
Financial institutions bonds		19,310,563	20,539,199
Corporate bonds and others		22,029,159	22,262,060
		84,523,543	83,796,575
Equity securities(*):			
Stocks		1,397,503	1,475,153
Equity investments		2,321	3,833
Others		189,974	193,600
		1,589,798	1,672,586
		86,113,341	85,469,161
Securities at amortized cost:			
Debt securities:			
Government bonds		21,969,391	21,523,230
Financial institutions bonds		5,495,757	5,423,771
Corporate bonds and others		6,636,592	6,424,197
		34,101,740	33,371,198
	₩	120,215,081	118,840,359

(*) Equity securities in the above table are classified as other comprehensive income—equity securities designated as fair value items, and other comprehensive income and fair value options are exercised for the purpose of holding as required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

		March 31, 2023					
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost		
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	₩	83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114
Transfer (from)to 12-month expected credit loss		-	-	-	-	-	-
Transfer (from)to life time expected credit loss		(13,302)	13,302	-	-	-	-
Net increase and decrease(*)		746,568	(19,600)	726,968	733,730	(2,722)	731,008
Ending balance	₩	84,462,643	60,900	84,523,543	34,105,329	7,793	34,113,122

(*) Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

10. <u>**Securities at fair value through other comprehensive income and securities at amortized cost (continued)**</u>

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022					
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost		
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	₩	89,595,577	152,786	89,748,363	26,139,316	36,290	26,175,606
Transfer (from)to 12-month expected credit loss		61,740	(61,740)	-	18,544	(18,544)	-
Transfer (from)to life time expected credit loss		(23,619)	23,619	-	-	-	-
Net increase and decrease(*)		(5,929,126)	(47,467)	(5,976,593)	7,213,739	(7,231)	7,206,508
Business combination		24,805	-	24,805	-	-	-
Ending balance	₩	83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114

(*) Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

10. <u>**Securities at fair value through other comprehensive income and securities at amortized cost (continued)**</u>

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

		March 31, 2023					
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost		
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total
Beginning allowance	₩	40,501	113	40,614	10,759	157	10,916
Transfer (from) to 12-month expected credit loss		-	-	-	-	-	-
Transfer to lifetime expected credit loss		(9)	9	-	-	-	-
Provision (reversal)		(2,676)	350	(2,326)	259	(49)	210
Disposal and others(*)		(34)	11	(23)	247	9	256
Ending balance	₩	37,782	483	38,265	11,265	117	11,382

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022					
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost		
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning balance	₩	45,648	603	46,251	10,201	463	10,664
Transfer (from)to 12-month expected credit loss		166	(166)	-	203	(203)	-
Transfer (from)to life time expected credit loss		(20)	20	-	-	-	-
Provision (reversal)		(4,658)	(355)	(5,013)	632	(94)	538
Disposal and others(*)		(635)	11	(624)	(277)	(9)	(286)
Ending balance	₩	40,501	113	40,614	10,759	157	10,916

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

10. **Securities at fair value through other comprehensive income and securities at amortized cost (continued)**

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	**March 31, 2022**
Gain on disposal of securities at FVOCI	₩	24,247	5,458
Loss on disposal of securities at FVOCI		(43,405)	(8,221)
Gain on disposal of securities at amortized cost (*)		358	3
Loss on disposal of securities at amortized cost (*)		(1)	(44)
	₩	(18,801)	(2,804)

(*) The issuers of those securities have exercised the early redemption options and the others.

(e) Income or loss on equity securities at fair value through other comprehensive income

i) The Group recognizes dividends, amounting to ₩ 48,950 million and ₩ 20,619 million, related to equity securities at fair value through other comprehensive income for the three-month periods ended March 31, 2023 and 2022, respectively.

ii) The details of disposal of equity securities at fair value through other comprehensive income for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31,2023	**March 31, 2022**
		Stocks acquired by investment conversion	
Fair value at the date of disposal	₩	27,962	12,114
Cumulative net gain(loss) at the time of disposal		(1,712)	384

(*) The reason for the disposal is the disposal of stocks acquired by investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

11. Loans at amortized cost, etc.

(a) Loans at amortized cost for configuration by customer as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Retail loans	₩	154,690,066	155,365,004
Corporate loans(*)		215,716,445	216,004,850
Public and other loans		4,051,543	3,788,040
Loans between banks		6,689,768	7,428,874
Credit card receivables		27,491,752	28,459,691
		408,639,574	411,046,459
Discount		(18,582)	(21,879)
Deferred loan origination costs		504,753	525,205
		409,125,745	411,549,785
Less: Allowance for credit loss		(3,898,572)	(3,650,813)
	₩	405,227,173	407,898,972

(*) Included loans for solo proprietor business, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

11. <u>Loans at amortized cost, etc. (continued)</u>

(b) Changes in carrying value of loans at amortized cost, etc. for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

| | | March 31, 2023 | | | | | | |
| | | Loan at amortized cost | | | Due from banks at amortized cost and other financial assets | | | |
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	₩	363,925,280	45,545,875	2,078,630	49,701,131	165,723	87,512	461,504,151
Transfer (from) to 12 months expected credit losses		4,493,805	(4,490,057)	(3,748)	8,632	(8,599)	(33)	-
Transfer (from) to lifetime expected credit losses		(6,223,725)	6,250,638	(26,913)	(16,189)	16,207	(18)	-
Transfer (from) to credit- impaired financial assets		(242,215)	(705,474)	947,689	(5,307)	(6,735)	12,042	-
Net increase and decrease(*1)		(1,128,606)	(779,106)	(148,578)	10,252,733	3,973	7,100	8,207,516
Charge off(*2)		-	-	(277,062)	-	-	(7,290)	(284,352)
Disposal		(19,401)	(379)	(70,908)	-	-	(240)	(90,928)
Ending balance	₩	360,805,138	45,821,497	2,499,110	59,941,000	170,569	99,073	469,336,387

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.
(*2) The amount of uncollected loans currently in recovery (principal and interest) is ₩ 9,548,502 million, which is written off as of March 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

11. **Loans at amortized cost, etc. (continued)**

(b) Changes in carrying value of loans at amortized cost, etc. for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

	December 31, 2022						
	Loan at amortized cost			Due from banks at amortized cost and other financial assets			
	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance ₩	344,305,633	41,815,125	1,857,110	48,154,690	104,650	79,094	436,316,302
Transfer (from) to 12 months expected credit losses	11,507,176	(11,490,569)	(16,607)	16,401	(16,309)	(92)	-
Transfer (from) to lifetime expected credit losses	(16,538,612)	16,584,703	(46,091)	(23,870)	23,985	(115)	-
Transfer (from) to credit- impaired financial assets	(591,684)	(804,853)	1,396,537	(10,008)	(3,654)	13,662	-
Net increase and decrease(*1)	25,259,669	(556,047)	212,198	1,482,975	57,051	21,722	26,477,568
Charge off(*2)	-	-	(1,106,922)	-	-	(25,636)	(1,132,558)
Disposal	(17,000)	(2,484)	(217,595)	-	-	(1,123)	(238,202)
Business combination	98	-	-	80,943	-	-	81,041
Ending balance ₩	363,925,280	45,545,875	2,078,630	49,701,131	165,723	87,512	461,504,151

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.
(*2) The amount of uncollected loans currently in recovery (principal and interest) is ₩ 9,739,237 million, which is written off as of December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

11. **Loans at amortized cost, etc. (continued)**

(c) Changes in allowances for credit loss

Changes in allowances for credit loss of loans at amortized cost, etc. for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

		March 31, 2023						
		Loan at amortized cost			Due from banks at amortized cost and other financial assets			
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	₩	1,050,037	1,486,338	1,114,438	296,346	10,440	74,621	4,032,220
Transfer (from) to 12 months expected credit losses		82,761	(81,858)	(903)	175	(158)	(17)	-
Transfer (from) to lifetime expected credit losses		(51,786)	60,499	(8,713)	(598)	605	(7)	-
Transfer (from) to credit- impaired financial assets		(9,968)	(157,337)	167,305	(203)	(1,830)	2,033	-
Provision (reversed)		58,825	195,898	186,779	24	2,464	10,876	454,866
Charge off		-	-	(277,062)	-	-	(7,290)	(284,352)
Amortization of discount		-	-	(6,995)	-	-	-	(6,995)
Disposal		(36)	(90)	(18,912)	-	-	(108)	(19,146)
Collection		-	-	101,514	-	-	547	102,061
Others(*)		(4,179)	(7,772)	19,789	324	254	(364)	8,052
Ending balance	₩	1,125,654	1,495,678	1,277,240	296,068	11,775	80,291	4,286,706

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

11. **Loans at amortized cost, etc. (continued)**

(c) Changes in allowances for credit loss (continued)

		December 31, 2022						
		Loan at amortized cost			Due from banks at amortized cost and other financial assets			
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	₩	920,338	1,242,999	1,003,756	183,968	8,008	70,043	3,429,112
Transfer (from) to 12 months expected credit losses		134,553	(131,558)	(2,995)	315	(274)	(41)	-
Transfer (from) to lifetime expected credit losses		(86,906)	105,849	(18,943)	(740)	765	(25)	-
Transfer (from) to credit- impaired financial assets		(7,258)	(77,182)	84,440	(75)	(1,267)	1,342	-
Net increase and decrease(*1)		186,361	498,025	559,965	2,327	3,278	27,226	1,277,182
Provision (reversed)		-	-	(1,106,922)	-	-	(25,636)	(1,132,558)
Charge off		-	-	(11,805)	-	-	-	(11,805)
Amortization of discount		-	(33)	(33,616)	-	-	(61)	(33,710)
Disposal		-	-	381,659	-	-	2,502	384,161
Collection		(97,051)	(151,762)	258,899	110,519	(70)	(729)	119,806
Others(*)					32	-	-	32
Ending balance	₩	1,050,037	1,486,338	1,114,438	296,346	10,440	74,621	4,032,220

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. **Investments in associates**

(a) Investments in associates as of March 31, 2023 and December 31, 2022 are as follows:

			Ownership (%)	
Investees	Country	Reporting date	March 31, 2023	December 31, 2022
BNP Paribas Cardif Life Insurance (*1),(*2)	Korea	December 31	14.99	14.99
Partners 4th Growth Investment Fund (*4)	Korea	November 30	25,00	25.00
KTB Newlake Global Healthcare PEF (*7)	Korea	March 31	7.36	20.57
Shinhan-Neoplux Energy Newbiz Fund (*1)	Korea	December 31	31.66	31.66
Shinhan-Albatross Technology Investment Fund (*4)	Korea	November 30	50.00	50.00
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	Korea	March 31	23.89	23.89
VOGO Debt Strategy Qualified IV Private	Korea	March 31	20.00	20.00
Shinhan-Midas Donga Secondary Fund	Korea	March 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	March 31	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*9)	Korea	March 31	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	March 31	50.00	50.00
Shinhan Global Healthcare Fund 1 (*9)	Korea	March 31	4.41	4.41
KB NA Hickory Private Special Asset Fund	Korea	March 31	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	March 31	44.02	44.02
Hermes Private Investment Equity Fund	Korea	March 31	29.17	29.17
KDBC-Midas Dong-A Global contents Fund	Korea	March 31	23.26	23.26
Shinhan-Nvestor Liquidity Solution Fund	Korea	March 31	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	March 31	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	March 31	25.00	25.00
Partner One Value up I Private Equity Fund	Korea	March 31	27.91	27.91
Genesis No.1 Private Equity Fund	Korea	March 31	22.80	22.80
Korea Omega Project Fund III	Korea	March 31	23.53	23.53
Genesis North America Power Company No.1 PEF	Korea	March 31	43.84	39.11
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	March 31	23.33	23.33
Korea Finance Security (*1),(*9)	Korea	December 31	14.91	14.91
MIEL CO.,LTD.(*1),(*3)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	March 31	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	March 31	50.00	50.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. Investments in associates (continued)

(a) Investments in associates as of March 31, 2023 and December 31, 2022 are as follows (continued):

Investees	Country	Reporting date	Ownership (%) March 31, 2023	December 31, 2022
Midas Asset Global CRE Debt Private Fund No.6	Korea	March 31	41.16	41.16
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	March 31	42.92	42.92
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	March 31	20.00	20.00
NH-Amundi Global Infrastructure Trust 14	Korea	March 31	30.00	30.00
Jarvis Memorial Private Investment Trust 1 (*6)	Korea	March 31	99.01	99.01
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*8)	Korea	March 31	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	March 31	32.06	32.06
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	March 31	31.31	31.31
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	March 31	21.27	21.27
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business	Korea	March 31	28.25	28.25
FuturePlay-Shinhan TechInnovation Fund 1	Korea	March 31	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	March 31	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	March 31	21.64	21.64
Korea Credit Bureau (*1),(*9)	Korea	December 31	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1),(*9)	Korea	December 31	1.04	1.04
SBC PFV Co., Ltd. (*1),(*10)	Korea	December 31	25.00	25.00
NH-amundi global infra private fund 16	Korea	March 31	50.00	50.00
IMM Global Private Equity Fund	Korea	March 31	33.00	33.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*11)	Korea	March 31	72.50	72.50
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*8)	Korea	March 31	52.28	52.28
Sparklabs-Shinhan Opportunity Fund 1	Korea	March 31	49.50	49.50
BNW Tech-Innovation Private Equity Fund	Korea	March 31	29.85	29.85
IGIS Real-estate Private Investment Trust No.33	Korea	March 31	40.86	40.86
WWG Global Real Estate Investment Trust no.4	Korea	March 31	29.55	29.55
Goduck Gangil10 PFV Co., Ltd. (*1),(*9)	Korea	December 31	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*8)	Korea	March 31	79.63	79.70
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	March 31	28.70	28.70
Shinhan Healthcare Fund 2(*9)	Korea	March 31	13.68	13.68

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. <u>**Investments in associates (continued)**</u>

(a) Investments in associates as of March 31, 2023 and December 31, 2022 are as follows:

Investees	Country	Reporting date	Ownership (%) March 31, 2023	December 31, 2022
Shinhan AIM Real Estate Fund No.2	Korea	March 31	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	March 31	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	March 31	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	March 31	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*8)	Korea	March 31	71.43	71.43
Korea Omega-Shinhan Project Fund I	Korea	March 31	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	March 31	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	March 31	28.98	28.98
VS Cornerstone Fund	Korea	March 31	41.18	41.18
Aone Mezzanine Opportunity Professional Private (*8)	Korea	March 31	64.41	64.41
NH-Amundi US Infrastructure Private Fund No.2	Korea	March 31	25.91	25.91
SH Japan Photovoltaic Private Special Asset Investment Trust No.2	Korea	March 31	30.00	30.00
Kakao-Shinhan 1st TNYT Fund	Korea	March 31	48.62	48.62
DS Gamechanger IT Private Equity Fund	Korea	March 31	36.14	36.14
Pacific Private Placement Real Estate Fund No.40	Korea	March 31	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	March 31	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29(*8)	Korea	March 31	70.14	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	March 31	32.57	32.57
EDNCENTRAL Co.,Ltd.(*9)	Korea	March 31	13.47	13.47
Future-Creation Neoplux Venture Capital Fund (*5)	Korea	March 31	16.25	16.25
Gyeonggi-Neoplux Superman Fund	Korea	March 31	21.76	21.76
NewWave 6th Fund	Korea	March 31	30.00	30.00
Neoplux No.3 Private Equity Fund (*5)	Korea	March 31	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	March 31	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	March 31	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	March 31	20.00	20.00
AION ELFIS PROFESSIONAL PRIVATE 1	Korea	March 31	20.00	20.00
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business Private Equity Fund	Korea	March 31	29.68	29.68
Neoplux Market-Frontier Secondary Fund (*5)	Korea	March 31	19.74	19.74
Harvest Private Equity Fund II	Korea	March 31	22.06	22.06
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	March 31	28.17	28.17

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. **Investments in associates (continued)**

(a) Investments in associates as of March 31, 2023 and December 31, 2022 are as follows (continued):

			Ownership (%)	
Investees	Country	Reporting date	March 31, 2023	December 31, 2022
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	March 31	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	March 31	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	March 31	30.00	30.00
SIMONE Mezzanine Fund No.3	Korea	March 31	28.99	28.97
Eum Private Equity Fund No.7	Korea	March 31	21.00	21.00
Kiwoom Hero No.4 Private Equity Fund	Korea	March 31	21.05	21.05
Vogo Canister Professional Trust Private Fund I	Korea	March 31	36.51	36.27
SW-S Fund	Korea	March 31	30.30	30.30
CL Buyout 1st PEF	Korea	March 31	21.43	21.43
Timefolio The Venture-V No.2	Korea	March 31	20.73	20.73
Newlake Growth Capital Partners2 PEF (*4)	Korea	November 30	29.91	29.91
Kiwoom Material Part Equipment New Technology Investment Fund 2nd	Korea	March 31	41.10	41.10
Shinhan Smilegate Global PEF I (*9)	Korea	March 31	14.21	14.21
Genesis Eco No.1 PEF	Korea	March 31	29.00	29.01
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	March 31	42.70	42.70
NH-Synergy Core Industrial New Technology Fund	Korea	March 31	36.93	36.93
J& Moorim Jade Investment Fund	Korea	March 31	24.89	24.89
Helios-KDBC Digital Contents 1st	Korea	March 31	23.26	23.26
Ulmus SHC innovation investment fund	Korea	March 31	24.04	24.04
Mirae Asset Partners X Private Equity Fund	Korea	March 31	35.71	35.71
T Core Industrial Technology 1st Venture PEF	Korea	March 31	31.47	31.47
Curious Finale Corporate Recovery Private Equity Fund	Korea	March 31	27.78	27.78
TI First Property Private Investment Trust 1	Korea	March 31	40.00	40.00
MPLUS Professional Private Real Estate Fund 25	Korea	March 31	41.67	41.67
IBKC Global Contents Investment Fund	Korea	March 31	24.39	24.39
Premier Luminous Private Equity Fund	Korea	March 31	27.77	25.12
Hanyang-Meritz 1 Fund	Korea	March 31	22.58	22.58
Kiwoom-Shinhan Innovation Fund 2	Korea	March 31	42.86	42.86
Maple Mobility Fund	Korea	March 31	20.18	20.18
SJ ESG Innovative Growth Fund	Korea	March 31	28.57	28.57
AVES 1st Corporate Recovery Private Equity Fund (*6)	Korea	March 31	76.19	76.19

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. Investments in associates (continued)

(a) Investments in associates as of March 31, 2023 and December 31, 2022 are as follows (continued):

Investees	Country	Reporting date	Ownership (%) March 31, 2023	December 31, 2022
JS Shinhan Private Equity Fund (*5)	Korea	March 31	3.85	3.85
NH Kyobo AI Solution Investment Fund	Korea	March 31	26.09	26.09
Daishin Newgen New Technology Investment Fund 1st (*8)	Korea	March 31	50.60	50.60
META ESG Private Equity Fund I	Korea	March 31	27.40	27.40
SWFV FUND-1	Korea	March 31	40.25	40.25
PHAROS DK FUND	Korea	March 31	24.24	24.14
Shinhan VC tomorrow venture fund 1 (*1)	Korea	December 31	39.62	39.62
Highland 2021-8 Fund (*7)	Korea	March 31	-	32.67
H-IOTA Fund	Korea	March 31	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	March 31	26.01	17.57
Tres-Yujin Trust	Korea	March 31	50.00	50.00
Shinhan-Time mezzanine blind Fund	Korea	March 31	50.00	50.00
Capstone REITs No.26	Korea	March 31	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	March 31	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	March 31	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	March 31	31.03	31.03
KB Oaktree Trust No.3	Korea	March 31	33.33	33.33
Daehan No.36 Office Asset Management Company	Korea	March 31	48.05	48.05
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	March 31	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	March 31	24.85	24.85
SKS-Yozma Fund No.1	Korea	March 31	29.85	29.85
IBKC-METIS Global Contents Investment Fund	Korea	March 31	36.36	36.36
Keistone Unicorn Private Equity Fund	Korea	March 31	28.00	28.00
KB Distribution Private Real Estate 3-1	Korea	March 31	37.50	37.50
Pacific Private Investment Trust No.49-1 (*8)	Korea	March 31	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*8)	Korea	March 31	60.00	60.00
RIFA Real estate private placement fund for normal investoes No. 51	Korea	March 31	40.00	40.00
Fivetree general private equity fund No.15	Korea	March 31	49.98	49.98
Shinhan-Kunicorn first Fund	Korea	March 31	38.31	38.31
Harvest Fund No.3	Korea	March 31	44.67	44.67
Shinhan Simone Fund I	Korea	March 31	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	March 31	40.00	40.00
Tiger Green alpah Trust No.29 (*6)	Korea	March 31	95.24	95.24
STIC ALT Global II Private Equity Fund	Korea	March 31	21.74	21.74
NH-Brain EV Fund	Korea	March 31	25.00	25.00
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1),(*9)	Korea	December 31	15.00	15.00
Fine-Green New Deal 2nd Equity Fund	Korea	March 31	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*5)	Korea	March 31	16.17	16.17
PARATUS No.3 Private Equity Fund	Korea	March 31	25.64	25.64
Golden Route 2nd Startup Venture Specialized Private Equity Fund	Korea	March 31	22.73	22.73
Koramco Private Real Estate Fund 143	Korea	March 31	30.30	30.30

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. Investments in associates (continued)

(a) Investments in associates as of March 31, 2023 and December 31, 2022 are as follows (continued):

			Ownership (%)	
Investees	**Country**	**Reporting date**	**March 31, 2023**	**December 31, 2022**
Korea Investment Top Mezzanine Private Real Esate Trust No.1	Korea	March 31	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	March 31	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	March 31	32.84	32.74
IGEN2022 No.1 private Equity Fund	Korea	March 31	27.95	27.95
Cornerstone J&M Fund I	Korea	March 31	26.67	26.67
Logisvalley Shinhan REIT Co.,Ltd. (*1)	Korea	December 31	20.27	20.27
KDB Investment Global Healthcare Private Equity Fund I	Korea	March 31	24.14	24.14
Shinhan-Ji and Tec Smart Innovation Fund	Korea	March 31	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	March 31	50.00	50.00
Korea Investment Green Newdeal Infra Trust No.1	Korea	March 31	27.97	27.97
BTS 2nd Private Equity Fund (*4)	Korea	November 30	26.00	26.00
Shinhan Global Active REIT Co. Ltd.	Korea	March 31	20.37	20.37
NH-J&-IBKC Label Technology Fund	Korea	March 31	27.81	27.81
IMM Global Venture Opportunity, LP	Korea	March 31	35.21	35.50
Aurum Gold Rush ESG General Private Investment Trust No. 1	Korea	March 31	28.33	28.33
Capstone Develop Frontier Trust	Korea	March 31	21.43	21.43
Nextrade Co., Ltd. (*9)	Korea	March 31	8.00	8.00
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 . (*12)	Korea	March 31	61.88	26.90
SH 1.5years Maturity Investment Type Security Investment Trust No.2	Korea	March 31	21.96	29.00
Eventus-IBKC LIB Fund	Korea	March 31	21.88	21.88
NH-Daishin-Kyobo healthcare 1 Fund	Korea	March 31	25.00	25.00
IBKC-Behigh Fund 1st	Korea	March 31	29.73	29.73
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund	Korea	March 31	24.10	24.10
ON No.1 Private Equity Fund	Korea	March 31	28.57	28.57
Digital New Deal Kappa Private Equity Fund	Korea	March 31	24.75	30.12
IBKCJS New Technology Fund No.1	Korea	March 31	29.41	-
DS-Shinhan-JBWoori New Media New Tehcnology Investment Fund No.1	Korea	March 31	20.83	-
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	March 31	28.57	-
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38 (*6)	Korea	March 31	75.00	-
TogetherKorea Private Investment Trust No. 6 (*8)	Korea	March 31	99.98	-
TogetherKorea Private Investment Trust No. 7 (*8)	Korea	March 31	99.98	-
Signature Young Adults House General Private Real Estate Development Investment No.1	Korea	March 31	33.96	-
Forward-NBH New Technology Fund No.1	Korea	March 31	26.49	-
Kiwoom Core Industrial Technology Investment Fund No.3	Korea	March 31	34.75	-
VL ZIEGLER PEF No.2	Korea	March 31	29.33	-
Penture K-Content Investment Fund	Korea	March 31	21.96	-

(*1) The financial statements of December 31, 2022 are used for the equity method since the financial statements as of March 31, 2023 are not available. Significant trades and events occurred within the period are properly reflected.
(*2) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.
(*3) In the course of the rehabilitation process, the shares were acquired through investment conversion. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before March 31, 2023. Also, it has been reclassified into the investments in associates.
(*4) The latest financial statements are used for the equity method since the financial statements as of March 31, 2023 are not available. Significant trades and events occurred within the period are properly reflected.
(*5) As a managing partner, the Group has a significant influence over the investees.
(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*7) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.
(*8) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.
(*9) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.
(*10) The rate of Group's voting rights is 4.65%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

(*11) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.
(*12) The entity is included as subsidiaries for the period ended March 31, 2023, as the ownership percentage has increased.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

		March 31, 2023					
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	₩	30,169	-	(1,921)	1,487	-	29,735
Partners 4th Growth Investment Fund		13,542	-	377	-	-	13,919
KTB Newlake Global Healthcare PEF		4,309	(3,954)	(355)	-	-	-
Shinhan-Neoplux Energy Newbiz Fund		20,837	-	70	-	-	20,907
Shinhan-Albatross tech investment Fund		12,253	(1,500)	91	79	-	10,923
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		4,232	-	369	-	-	4,601
VOGO Debt Strategy Qualified IV Private		6,085	175	144	-	-	6,404
Shinhan-Midas Donga Secondary Fund		4,431	-	(32)	-	-	4,399
ShinHan – Soo Young Entrepreneur Venture Investment Fund No.1		4,414	-	(340)	-	-	4,074
Shinhan Praxis K-Growth Global Private Equity Fund		3,691	-	(1)	-	-	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19		3,961	-	(44)	-	-	3,917
Shinhan Global Healthcare Fund 1(*)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		34,339	(4,154)	492	-	-	30,677
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,236	(919)	721	-	-	19,038
Hermes Private Investment Equity Fund		5,562	-	(183)	-	-	5,379
KDBC-Midas Dong-A Global contents Fund		4,277	-	1	-	-	4,278
Shinhan-Nvestor Liquidity Solution Fund		6,438	-	(63)	-	-	6,375
Shinhan AIM FoF Fund 1-A		10,110	264	34	-	-	10,408
IGIS Global Credit Fund 150-1		4,692	(140)	(60)	-	-	4,492
Partner One Value up I Private Equity Fund		5,144	-	(768)	-	-	4,376
Genesis No.1 Private Equity Fund		59,924	97	(8)	-	-	60,013
Korea Omega Project Fund III		3,674	-	4	-	-	3,678
Genesis North America Power Company No.1 PEF		8,118	(2,578)	2,001	-	-	7,541
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		43,244	(10,595)	2,015	-	-	34,664
Korea Finance Security		2,411	-	(80)	1,004	-	3,335
MIEL CO.,LTD (*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		44,821	-	(178)	-	-	44,643
Kiwoom-Shinhan Innovation Fund I		9,441	(675)	(187)	-	-	8,579

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. **Investments in associates (continued)**

(b) Changes in investments in associates for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

		March 31, 2023				
Investees	Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Midas Asset Global CRE Debt Private Fund No.6	₩ 57,029	(1,490)	2,525	-	-	58,064
Samchully Midstream Private Placement Special Asset Fund 5-4	30,624	-	-	-	-	30,624
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	24,492	(592)	211	-	-	24,111
NH-Amundi Global Infrastructure Trust 14	20,975	(3,433)	448	-	-	17,990
Jarvis Memorial Private Investment Trust 1	9,786	(177)	421	-	-	10,030
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37	33,357	-	856	-	-	34,213
Milestone Private Real Estate Fund 3	19,071	-	86	-	-	19,157
Nomura-Rifa Private Real Estate Investment Trust 31	7,364	-	(99)	-	-	7,265
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	2,969	-	1,485	-	-	4,454
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business	3,231	(318)	37	-	-	2,950
FuturePlay-Shinhan TechInnovation Fund 1	6,916	-	(309)	-	-	6,607
Stonebridge Corporate 1st Fund	3,622	-	(139)	-	-	3,483
Vogo Realty Partners Private Real Estate Fund V	10,915	-	(19)	-	-	10,896
Korea Credit Bureau	5,039	(45)	(18)	-	-	4,976
Goduck Gangil1 PFV Co., Ltd. (*)	60	-	(60)	-	-	-
SBC PFV Co., Ltd.	28,468	-	(656)	-	-	27,812
NH-amundi global infra private fund 16	56,211	(2,951)	2,748	-	-	56,008
IMM Global Private Equity Fund	147,384	(22,945)	4,136	-	-	128,575
SH BNCT Professional Investment Type Private Special Asset Investment Trust	263,052	(7,833)	3,638	-	-	258,857
DWS Global Professional Investment Type Private Real Estate Investment Trust No. 24	22,683	(739)	1,281	-	-	23,225
Sparklabs-Shinhan Opportunity Fund 1	4,631	-	687	-	-	5,318
BNW Tech-Innovation Private Equity Fund	5,833	-	(30)	-	-	5,803
IGIS Real-estate Private Investment Trust No.33	14,552	(360)	217	-	-	14,409
WWG Global Real Estate Investment Trust no.4	10,331	(953)	329	-	-	9,707
Goduck Gangil10 PFV Co., Ltd.	3,236	-	(142)	-	-	3,094
Fidelis Global Private Real Estate Trust No.2	21,945	-	(9,925)	-	-	12,020
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	48,427	(1,426)	2,018	-	-	49,019

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

		March 31, 2023					
Investees		Beginning Balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Healthcare Fund 2(*)	₩	-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		25,243	-	3,071	-	-	28,314
Shinhan AIM Real Estate Fund No.1		44,642	(537)	322	-	-	44,427
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,627	(228)	793	-	-	33,192
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		19,296	-	383	-	-	19,679
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,598	(150)	740	-	-	25,188
Korea Omega-Shinhan Project Fund I		10,022	-	799	-	-	10,821
Samsung SRA Real Estate Professional Private 45		21,650	4,823	379	-	-	26,852
IBK Global New Renewable Energy Special Asset Professional Private2		33,412	-	186	-	-	33,598
VS Cornerstone Fund		3,335	-	20	-	-	3,355
Aone Mezzanine Opportunity Professional Private		5,009	(2,416)	24	-	-	2,617
NH-Amundi US Infrastructure Private Fund2		31,941	(3,837)	733	-	-	28,837
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		6,332	(210)	30	-	-	6,152
Kakao-Shinhan 1st TNYT Fund		21,330	-	(238)	-	-	21,092
DS Gamechanger IT Private Equity Fund		2,847	-	406	-	-	3,253
Pacific Private Placement Real Estate Fund No.40		11,622	-	186	-	-	11,808
Mastern Private Real Estate Loan Fund No.2		6,387	(1,887)	205	-	-	4,705
LB Scotland Amazon Fulfillment Center Fund 29		29,637	(973)	936	-	-	29,600
JR AMC Hungary Budapest Office Fund 16		12,457	-	37	-	-	12,494
EDNCENTRAL Co.,Ltd (*)		-	-	-	-	-	-
Future-Creation Neoplux Venture Capital Fund		4,251	-	(5)	-	-	4,246
Gyeonggi-Neoplux Superman Fund		5,467	-	(154)	-	-	5,313
NewWave 6th Fund		13,540	-	(42)	-	-	13,498
Neoplux No.3 Private Equity Fund		20,454	(4)	401	-	-	20,851
PCC Amberstone Private Equity Fund I		18,785	(587)	588	-	-	18,786
KIAMCO POWERLOAN TRUST 4TH		43,524	(577)	1,254	-	-	44,201
Mastern Opportunity Seeking Real Estate Fund II		14,710	(452)	332	-	-	14,590
AION ELFIS PROFESSIONAL PRIVATE 1		3,566	-	7	-	-	3,573
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		5,709	-	2,134	-	-	7,843
Neoplux Market-Frontier Secondary Fund		13,960	-	435	-	-	14,395
Harvest Private Equity Fund II		3,139	(26)	21	-	-	3,134
Synergy Green New Deal 1st New Technology Business Investment Fund		10,632	(35)	(73)	-	-	10,524

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

	March 31, 2023					
Investees	Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KIAMCO Vietnam Solar Special Asset Private Investment Trust	₩ 6,727	-	184	-	-	6,911
SHINHAN-NEO Core Industrial Technology Fund	9,409	-	(56)	-	-	9,353
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	25,024	(823)	254	-	-	24,455
SIMONE Mezzanine Fund No.3	3,017	-	727	-	-	3,744
Eum Private Equity Fund No.7	9,170	-	(31)	-	-	9,139
Kiwoom Hero No.4 Private Equity Fund	3,517	-	129	-	-	3,646
Vogo Canister Professional Trust Private Fund I	46,329	(804)	884	-	-	46,409
SW-S Fund	7,248	-	4,535	-	-	11,783
CL Buyout 1st PEF	12,842	852	(66)	-	-	13,628
Timefolio The Venture-V second	4,096	-	106	-	-	4,202
Newlake Growth Capital Partners2 PEF	12,496	(28)	(268)	-	-	12,200
Kiwoom Material Part Equipment New Technology Investment Fund 2nd	2,929	-	693	-	-	3,622
Shinhan Smilegate Global PEF I	3,771	-	92	-	-	3,863
Genesis Eco No.1 PEF	11,418	-	(15)	-	-	11,403
SHINHAN-NEO Market-Frontier 2nd Fund	34,420	-	(1,444)	-	-	32,976
NH-Synergy Core Industrial New Technology Fund	6,377	-	198	-	-	6,575
J& Moorim Jade Investment Fund	5,434	(275)	783	-	-	5,942
Helios-KDBC Digital Contents 1st	3,356	(1,457)	412	-	-	2, 311
Ulmus SHC innovation investment fund	4,886	-	(20)	-	-	4,866
Mirae Asset Partners X Private Equity Fund	7,792	-	(15)	-	-	7,777
T Core Industrial Technology 1st Venture PEF	4,529	-	7	-	-	4,536
Curious Finale Corporate Recovery Private Equity Fund	3,591	(61)	123	-	-	3,653
TI First Property Private Investment Trust 1	3,127	(102)	25	-	-	3,050
MPLUS Professional Private Real Estate Fund 25	4,231	-	(576)	-	-	3,655
IBKC Global Contents Investment Fund	4,552	-	9	-	-	4,561
Premier Luminous Private Equity Fund	8,966	(7,389)	3,111	-	-	4,688
Hanyang-Meritz 1 Fund	3,466	-	64	-	-	3,530
Kiwoom-Shinhan Innovation Fund 2	11,271	-	75			11,346
Maple Mobility Fund	16,859	23	(745)			16,137
SJ ESG Innovative Growth Fund	4,197	-	-			4,197
AVES 1st Corporate Recovery Private Equity Fund	5,057	-	49			5,106
JS Shinhan Private Equity Fund	4,953	-	24	-	-	4,977
NH Kyobo AI Solution Investment Fund	3,288	(3,000)	1,017	-	-	1,305
Daishin Newgen New Technology Investment Fund 1st	5,704	-	(129)	-	-	5,575
META ESG Private Equity Fund I	5,857	-	(46)	-	-	5,811
SWFV FUND-1	9,128	-	197	-	-	9,325
PHAROS DK FUND	3,835	-	572	-	-	4,407

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

		March 31, 2023					
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan VC tomorrow venture fund 1	₩	26,926	-	(328)	-	-	26,598
Highland 2021-8 Fund		4,826	(5,366)	540	-	-	-
H-IOTA Fund		9,623	-	(25)	-	-	9,598
Stonebridge-Shinhan Unicorn Secondary Fund		6,082	2,924	(1,172)	-	-	7,834
Tres-Yujin Trust		10,004	-	(12)	-	-	9,992
Shinhan-Time mezzanine blind Fund		13,312	-	855	-	-	14,167
Capstone REITs No.26		3,852	(74)	(15)	-	-	3,763
JB Incheon-Bucheon REITS No.54		4,989	-	(3)	-	-	4,986
Hankook Smart Real Asset Investment Trust No.3		6,993	-	220	-	-	7,213
JB Hwaseong-Hadong REITs No.53		4,991	-	(2)	-	-	4,989
KB Oaktree Trust No.3		8,605	(149)	671	-	-	9,127
Daehan No.36 Office Asset Management Company		22,058	-	(792)	-	-	21,266
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		57,334	1,730	719	-	-	59,783
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,571	(339)	431	-	-	40,663
SKS-Yozma Fund No.1		6,599	(1,740)	1,363	-	-	6,222
IBKC-METIS Global Contents Investment Fund		4,550	-	(126)	-	-	4,424
Keistone Unicorn Private Equity Fund		6,249	-	(17)	-	-	6,232
KB Distribution Private Real Estate 3-1		26,651	-	(158)	-	-	26,493
Pacific Private Investment Trust No.49-1		28,641	-	(987)	-	-	27,654
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	-	(11)	-	-	8,547
RIFA Real estate private placement fund for normal investoes No. 51		5,726	-	(7)	-	-	5,719
Fivetree general private equity fund No.15		12,281	-	284	-	-	12,565
Shinhan-Kunicorn first Fund		9,831	-	(54)	-	-	9,777
Harvest Fund No.3		15,854	-	(2,706)	-	-	13,148
Shinhan Simone Fund Ⅰ		4,796	-	60	-	-	4,856
Korea Investment develop seed Trust No.1		10,242	(519)	220	-	-	9,943
Tiger Green alpah Trust No.29		26,806	239	1,535	-	-	28,580
STIC ALT Global II Private Equity Fund		9,859	(218)	166	-	-	9,807
NH-Brain EV Fund		11,592	-	(10)	-	-	11,582
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,405	450	(63)	-	-	6,792
Find-Green New Deal 2nd Equity Fund		4,508	-	(12)	-	-	4,496
ShinhanFitrin 1st Technology Business Investment Association		4,437	-	260	-	-	4,697
PARATUS No.3 Private Equity Fund		4,936	-	(16)	-	-	4,920
Golden Route 2nd Startup Venture Specialized Private Equity Fund		3,003	-	6	-	-	3,009
Koramco Private Real Estate Fund 143		3,030	3,636	3	-	-	6,669
Korea Investment Top Mezzanine Private Real Estate Trust No.1		9,885	-	457	-	-	10,342
LB YoungNam Logistics Private Trust No.40		9,748	-	271	-	-	10,019
Shinhan-Cognitive Start-up Fund L.P.		9,953	(3,110)	(122)	-	-	6,721
IGEN2022 No.1 private Equity Fund		9,045	(225)	169	-	-	8,989

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. **Investments in associates (continued)**

(b) Changes in investments in associates for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

| | | March 31, 2023 | | | | |
Investees	Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cornerstone J&M Fund I	₩ 3,561	-	(19)	-	-	3,542
Logisvalley Shinhan REIT Co.,Ltd.	3,804	-	(19)	-	-	3,785
KDB Investment Global Healthcare Private Equity Fund I	34,468	-	(41)	-	-	34,427
Shinhan-Ji and Tec Smart Innovation Fund	2,587	2,600	(64)	-	-	5,123
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	1,776	3,600	(51)	-	-	5,325
Korea Investment Green Newdeal Infra Trust No.1	5,714	-	(14)	-	-	5,700
BTS 2nd Private Equity Fund	3,772	1,469	(70)	-	-	5,171
Shinhan Global Active REIT Co.Ltd.	19,222	-	600	-	-	19,822
NH-J&-IBKC Label Technology Fund	9,866	-	(46)	-	-	9,820
IMM Global Venture Opportunity, LP	3,115	-	(12)	-	-	3,103
Aurum Gold Rush ESG General Private Investment Trust No. 1	3,000	-	37	-	-	3,037
Capstone Develop Frontier Trust	6,857	-	76	-	-	6,933
Nextrade Co., Ltd.	9,700	-	-	-	-	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1	3,011	(3,076)	65	-	-	-
SH 1.5years Maturity Investment Type Security Investment Trust No.2	4,601	-	83	-	-	4,684
Eventus-IBKC LIB Fund	6,035	-	389	-	-	6,424
NH-Daishin-Kyobo healthcare 1 Fund	3,948	-	74	-	-	4,022
IBKC-Behigh Fund 1st	3,268	-	-	-	-	3,268
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund	3,956	-	(19)	-	-	3,937
ON No.1 Private Equity Fund	5,362	-	518	-	-	5,880
Digital New Deal Kappa Private Equity Fund	4,946	-	(29)	-	-	4,917
IBKCJS New Technology Fund No.1	-	5,000	(16)	-	-	4,984
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	-	10,000	-	-	-	10,000
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	-	11,803	77	-	-	11,880
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38	-	3,000	6	-	-	3,006
TogetherKorea Private Investment Trust No. 6	-	5,122	34	-	-	5,156
TogetherKorea Private Investment Trust No. 7	-	5,122	34	-	-	5,156
Signature Young Adults House General Private Real Estate Development Investment No.1	-	9,000	(326)	-	-	8,674
Forward-NBH New Technology Fund 1	-	4,000	(1)	-	-	3,999
Kiwoom Material Part Equipment New Technology Investment Fund No.3	-	4,000	421	-	-	4,421
VL ZIEGLER PEF No.3	-	22,000	-	-	-	22,000
Penture K-Content Investment Fund	-	6,000	537	-	-	6,537
Others	234,003	(2,734)	4,559	16	-	235,844
Total	₩ 2,904,474	(3,256)	44,969	2,586	-	2,948,773

(*) The Group has stopped recognizing its equity method income or loss due to the carrying value of '0' resulting from the investees' cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022					
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	₩	44,022	-	(1,774)	(12,079)	-	30,169
Songrim Partners		-	-	-	-	-	-
Partners 4th Growth Investment Fund		13,033	(1,714)	6,917	(4,694)	-	13,542
KTB Newlake Global Healthcare PEF		9,412	(5,832)	729	-	-	4,309
Shinhan-Neoplux Energy Newbiz Fund		16,032	(391)	5,196	-	-	20,837
Shinhan-Albatross tech investment Fund		10,389	(1,800)	3,792	(128)	-	12,253
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		-	676	34	-	3,522	4,232
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		-	1,471	-	-	255	1,726
VOGO Debt Strategy Qualified IV Private		7,179	(1,433)	339	-	-	6,085
Shinhan-Midas Donga Secondary Fund		3,951	(1,025)	1,505	-	-	4,431
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,226	-	188	-	-	4,414
Shinhan Praxis K-Growth Global Private Equity Fund		7,761	(8,512)	4,442	-	-	3,691
Kiwoom Milestone Professional Private Real Estate Trust 19		5,253	-	(150)	-	(1,142)	3,961
AIP EURO Green Private Real Estate Trust No.3		29,703	(29,008)	(695)	-	-	-
Shinhan Global Healthcare Fund 1 (*1)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		34,376	(1,545)	1,508	-	-	34,339
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,492	(464)	208	-	-	19,236
Shinhan EZ General Insurance, Ltd. (*2)		3,354	(3,181)	(182)	9	-	-
Hermes Private Investment Equity Fund		9,782	-	(4,220)	-	-	5,562
KDBC-Midas Dong-A Global contents Fund		2,955	-	1,322	-	-	4,277
Shinhan-Nvestor Liquidity Solution Fund		5,338	700	400	-	-	6,438
Shinhan AIM FoF Fund 1-A		9,156	51	903	-	-	10,110
IGIS Global Credit Fund 150-1		5,402	(1,267)	557	-	-	4,692
Partner One Value up I Private Equity Fund		7,891	-	(2,747)	-	-	5,144
Genesis No.1 Private Equity Fund		55,533	408	3,983	-	-	59,924
Korea Omega Project Fund III		4,290	-	(616)	-	-	3,674
Soo Delivery Platform Growth Fund		5,873	(6,093)	220	-	-	-
Genesis North America Power Company No.1 PEF		13,736	(12,629)	7,011	-	-	8,118
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		41,549	12,056	(10,361)	-	-	43,244
MIEL CO.,LTD. (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		34,688	5,527	4,606	-	-	44,821
E&Healthcare Investment Fund No.6		6,866	(3,190)	(3,079)	-	-	597
One Shinhan Global Fund 1		3,773	-	(1,183)	-	(642)	1,948

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022					
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Kiwoom-Shinhan Innovation Fund I	₩	11,731	(1,500)	(790)	-	-	9,441
Daishin-K&T New Technology Investment Fund		7,991	(7,430)	(561)	-	-	-
Midas Asset Global CRE Debt Private Fund No.6		48,305	5,873	2,851	-	-	57,029
Samchully Midstream Private Placement Special Asset Fund 5-4		27,471	5,033	(1,880)	-	-	30,624
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		25,204	(912)	200	-	-	24,492
NH-Amundi Global Infrastructure Trust 14		18,301	1,714	960	-	-	20,975
Jarvis Memorial Private Investment Trust 1		10,109	(700)	377	-	-	9,786
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,153	(22)	226	-	-	33,357
Milestone Private Real Estate Fund 3 (Derivative Type)		18,544	(201)	728	-	-	19,071
RIFA Real estate private placement fund for normal investors No. 31		7,902	(607)	69	-	-	7,364
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		10,236	(5,292)	(1,975)	-	-	2,969
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		2,864	-	367	-	-	3,231
Cape IT Fund No.3		10,065	(10,580)	515	-	-	-
FuturePlay-Shinhan TechInnovation Fund 1		7,149	-	(233)	-	-	6,916
Stonebridge Corporate 1st Fund		2,964	-	658	-	-	3,622
Vogo Realty Partners Private Real Estate Fund V		10,766	(638)	787	-	-	10,915
Korea Credit Bureau		7,695	-	(2,656)	-	-	5,039
Goduck Gangil1 PFV Co., Ltd.		-	-	60	-	-	60
SBC PFV Co., Ltd.		29,586	-	(1,118)	-	-	28,468
NH-amundi global infra private fund 16		52,008	(15,362)	19,565	-	-	56,211
IMM Global Private Equity Fund		118,615	19,045	9,724	-	-	147,384
HANA Alternative Estate Professional Private122		29,489	(28,570)	(918)	-	-	1
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7		49,899	(50,540)	641	-	-	-
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		282,199	(24,838)	5,691	-	-	263,052
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		28,312	(6,937)	1,308	-	-	22,683
Sparklabs-Shinhan Opportunity Fund 1		4,640	(826)	817	-	-	4,631
BNW Tech-Innovation Private Equity Fund		5,881	-	(48)	-	-	5,833
IGIS Real-estate Private Investment Trust No.33		13,884	(715)	1,383	-	-	14,552
WWG Global Real Estate Investment Trust no.4		10,644	(659)	346	-	-	10,331
Goduck Gangil10 PFV Co., Ltd.		-	-	3,236	-	-	3,236

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. <u>**Investments in associates (continued)**</u>

(b) Changes in investments in associates for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
					December 31, 2022		
Fidelis Global Private Real Estate Trust No.2	₩	19,773	2,183	(11)	-	-	21,945
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		49,217	(5,640)	4,850	-	-	48,427
Shinhan Global Healthcare Fund 2 (*1)		-	-	-	-	-	-
Pebblestone CGV Private Real Estate Trust No.1		13,710	(13,971)	261	-	-	-
SH Corporate Professional Investment Type Private Security Investment Trust No.45		173,955	(173,955)	-	-	-	-
Shinhan AIM Real Estate Fund No.2		23,275	3,346	(1,378)	-	-	25,243
Shinhan AIM Real Estate Fund No.1		44,312	(2,176)	2,506	-	-	44,642
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,948	(915)	594	-	-	32,627
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,550	6	(1,260)	-	-	19,296
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		18,855	5,114	629	-	-	24,598
Korea Omega-Shinhan Project Fund I		7,244	2,000	778	-	-	10,022
ST-Bonanja Food tech		3,359	(621)	(107)	-	-	2,631
Samsung SRA Real Estate Professional Private 45[FoFs]		12,880	5,279	3,491	-	-	21,650
IBK Global New Renewable Energy Special Asset Professional Private2		31,887	(2,516)	4,041	-	-	33,412
VS Cornerstone Fund		3,410	-	(75)	-	-	3,335
Aone Mezzanine Opportunity Professional Private		9,540	(5,084)	553	-	-	5,009
NH-Amundi US Infrastructure Private Fund No.2		27,024	2,446	2,471	-	-	31,941
KB Distribution Private Real Estate1		30,694	(30,694)	-	-	-	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		13,016	(7,291)	607	-	-	6,332
Kakao-Shinhan 1st TNYT Fund		14,497	-	6,833	-	-	21,330
IMM Special Situation 1-2 PRIVATE EQUITY FUND		11,593	(8,690)	(300)	-	-	2,603
Pacific Private Placement Real Estate Fund No.40		11,598	(748)	772	-	-	11,622
Mastern Private Real Estate Loan Fund No.2		7,491	(1,359)	255	-	-	6,387
LB Scotland Amazon Fulfillment Center Fund 29		31,268	(2,189)	558	-	-	29,637
JR AMC Hungary Budapest Office Fund 16		12,140	(821)	1,138	-	-	12,457
EDNCENTRAL Co.,Ltd. (*1)		-	-	-	-	-	-
Future-Creation Neoplux Venture Capital Fund		3,017	-	1,234	-	-	4,251
Gyeonggi-Neoplux Superman Fund		7,878	(1,195)	(1,216)	-	-	5,467
NewWave 6th Fund		14,455	-	(915)	-	-	13,540
KTC-NP Growth Champ 2011-2 Private Equity Fund		3,990	(2,490)	(293)	-	-	1,207

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. <u>Investments in associates (continued)</u>

(b) Changes in investments in associates for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
				December 31, 2022			
Neoplux No.3 Private Equity Fund	₩	22,601	(2)	(2,145)	-	-	20,454
PCC Amberstone Private Equity Fund I		22,790	(2,509)	(1,496)	-	-	18,785
KIAMCO POWERLOAN TRUST 4TH		45,301	(2,305)	528	-	-	43,524
Mastern Opportunity Seeking Real Estate Fund II		21,317	(6,457)	(150)	-	-	14,710
AION ELFIS PROFESSIONAL PRIVATE 1		4,422	232	(1,088)	-	-	3,566
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,360	(1,732)	3,081	-	-	5,709
Neoplux Market-Frontier Secondary Fund		11,313	(653)	3,300	-	-	13,960
Harvest Private Equity Fund II		3,481	(159)	(183)	-	-	3,139
Synergy Green New Deal 1st New Technology Business Investment Fund		9,684	(146)	1,094	-	-	10,632
KAIM Real-estate Private Investment Trust 20		5,048	(4,176)	315	-	-	1,187
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,527	(2,019)	1,219	-	-	6,727
Daishin New Technology Investment Fund 5th		4,439	(844)	(1,165)	-	-	2,430
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,247	(3,806)	559	-	-	-
Acurus Hyundai Investment Partners New Technology		4,714	(3,979)	(735)	-	-	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		63,944	(60,279)	-	(3,665)	-	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		63,944	(60,279)	-	(3,665)	-	-
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		14,778	(14,778)	-	-	-	-
SHINHAN-NEO Core Industrial Technology Fund		5,691	3,960	(242)	-	-	9,409
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		27,243	(2,559)	340	-	-	25,024
SIMONE Mezzanine Fund No.3		3,054	4	(41)	-	-	3,017
Eum Private Equity Fund No.7		7,873	(86)	1,383	-	-	9,170
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		7,594	(4,870)	(2,724)	-	-	-
Kiwoom Hero No.4 Private Equity Fund		4,305	-	(788)	-	-	3,517
Vogo Canister Professional Trust Private Fund I		41,072	2,103	3,154	-	-	46,329
SW-S Fund		6,724	-	524	-	-	7,248
CL Buyout 1st PEF		13,791	273	(1,222)	-	-	12,842
Timefolio The Venture-V second		4,572	-	(476)	-	-	4,096

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. **Investments in associates (continued)**

(b) Changes in investments in associates for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

			December 31, 2022			
Investees	**Beginning balance**	**Investment and dividend**	**Equity method income (loss)**	**Change in other comprehensive income**	**Impairment loss**	**Ending balance**
Newlake Growth Capital Partners2 PEF ₩	12,921	(177)	(248)	-	-	12,496
Shinhan Smilegate Global PEF I	3,336	(1,828)	2,263	-	-	3,771
Fount Professional Investors Private Investment Trust No.3	5,197	(5,197)	-	-	-	-
Genesis Eco No.1 PEF	11,130	195	93	-	-	11,418
SHINHAN-NEO Market-Frontier 2nd Fund	24,606	8,540	1,274	-	-	34,420
NH-Synergy Core Industrial New Technology Fund	6,437	-	(60)	-	-	6,377
J& Moorim Jade Investment Fund	5,540	(385)	279	-	-	5,434
Helios-KDBC Digital Contents 1st	1,695	1,720	(59)	-	-	3,356
Ulmus SHC innovation investment fund	5,192	-	(306)	-	-	4,886
Mirae Asset Partners X Private Equity Fund	7,858	-	(66)	-	-	7,792
T Core Industrial Technology 1st Venture PEF	4,535	-	(6)	-	-	4,529
Curious Finale Corporate Recovery Private Equity Fund	3,690	(245)	146	-	-	3,591
TI First Property Private Investment Trust 1	3,055	(101)	173	-	-	3,127
MPLUS Professional Private Real Estate Fund 25	3,290	655	286	-	-	4,231
IBKC Global Contents Investment Fund	4,943	-	(391)	-	-	4,552
Nautic Smart No.6 Private Equity Fund	3,974	(3,752)	956	-	-	1,178
Premier Luminous Private Equity Fund	6,991	(2,314)	4,289	-	-	8,966
Hanyang-Meritz 1 Fund	3,483	-	(17)	-	-	3,466
KNT 2ND PRIVATE EQUITY FUND	4,157	(3,000)	(207)	-	-	950
Kiwoom-Shinhan Innovation Fund 2	2,677	9,000	(406)	-	-	11,271
Maple Mobility Fund	8,683	91	8,085	-	-	16,859
SJ ESG Innovative Growth Fund	2,998	-	1,199	-	-	4,197
AVES 1st Corporate Recovery Private Equity Fund	4,736	-	321	-	-	5,057
JS Shinhan Private Equity Fund	5,037	-	(84)	-	-	4,953
NH Kyobo AI Solution Investment Fund	2,973	-	315	-	-	3,288
Daishin Newgen New Technology Investment Fund 1st	12,169	(2,277)	(4,188)	-	-	5,704
META ESG Private Equity Fund I	5,677	-	180	-	-	5,857
SWFV FUND-1	9,646	-	(518)	-	-	9,128
PHAROS DK FUND	3,949	-	(114)	-	-	3,835

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022					
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan VC tomorrow venture fund 1	₩	9,042	18,226	(342)	-	-	26,926
Highland 2021-8 Fund		4,899	-	(73)	-	-	4,826
H-IOTA Fund		9,728	(88)	(17)	-	-	9,623
Stonebridge-Shinhan Unicorn Secondary Fund		2,074	4,160	(152)	-	-	6,082
Tres-Yujin Trust		9,995	(546)	555	-	-	10,004
Shinhan-Time mezzanine blind Fund		14,942	-	(1,630)	-	-	13,312
Capstone REITs No.26		4,395	(300)	(243)	-	-	3,852
JB Incheon-Bucheon REITS No.54		4,999	-	(10)	-	-	4,989
Hankook Smart Real Asset Investment Trust No.3		4,342	2,195	456	-	-	6,993
JB Hwaseong-Hadong REITs No.53		4,999	-	(8)	-	-	4,991
KB Oaktree Trust No.3		3,159	5,376	70	-	-	8,605
Daehan No.36 Office Asset Management Company		21,500	(635)	1,193	-	-	22,058
Rhinos Premier Mezzanine Private Investment Fund No.1		3,005	-	(132)	-	-	2,873
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		19,903	35,762	1,669	-	-	57,334
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,105	(795)	1,261	-	-	40,571
SKS-Yozma Fund No.1		5,945	-	654	-	-	6,599
IBKC-METIS Global Contents Investment Fund		4,000	-	550	-	-	4,550
Keistone Unicorn Private Equity Fund		6,300	-	(51)	-	-	6,249
KB Distribution Private Real Estate 3-1		-	24,000	2,651	-	-	26,651
Pacific Private Investment Trust No.49-1		-	28,000	641	-	-	28,641
KIWOOM Real estate private placement fund for normal investors No. 31		-	8,474	84	-	-	8,558
RIFA Real estate private placement fund for normal investoes No. 51		-	5,650	76	-	-	5,726
Fivetree general private equity fund No.15		-	11,995	286	-	-	12,281
Shinhan-Kunicorn first Fund		-	10,000	(169)	-	-	9,831
Harvest Fund No.3		-	13,000	2,854	-	-	15,854
Shinhan Simone Fund I		-	5,000	(204)	-	-	4,796
Korea Investment develop seed Trust No.1		-	9,562	680	-	-	10,242
Tiger Green alpah Trust No.29		-	26,180	626	-	-	26,806
STIC ALT Global II Private Equity Fund		-	10,000	(141)	-	-	9,859
NH-Brain EV Fund		-	13,000	(1,408)	-	-	11,592
DDI LVC Master Real Estate Investment Trust Co., Ltd.		-	6,625	(220)	-	-	6,405
Find-Green New Deal 2nd Equity Fund		-	4,549	(41)	-	-	4,508
ShinhanFitrin 1st Technology Business Investment Association		-	4,850	(413)	-	-	4,437
PARATUS No.3 Private Equity Fund		-	5,000	(64)	-	-	4,936

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows (continued):

Investees	Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
			December 31, 2022			
Golden Route 2nd Startup Venture Specialized Private Equity Fund	₩ -	3,000	3	-	-	3,003
Koramco Private Real Estate Fund 143	-	3,030	-	-	-	3,030
Korea Investment Top Mezzanine Private Real Estate Trust No.1	-	8,884	1,001	-	-	9,885
LB YoungNam Logistics Private Trust No.40	-	9,706	42	-	-	9,748
Shinhan-Cognitive Start-up Fund L.P.	-	9,200	753	-	-	9,953
IGEN2022 No.1 private Equity Fund	-	8,280	765	-	-	9,045
Cornerstone J&M Fund I	-	3,600	(39)	-	-	3,561
Logisvalley Shinhan REIT Co.,Ltd.	-	3,880	(60)	(16)	-	3,804
KDB Investment Global Healthcare Private Equity Fund I	-	35,000	(532)	-	-	34,468
Korea Investment Green Newdeal Infra Trust No.1	-	5,734	(20)	-	-	5,714
BTS 2nd Private Equity Fund	-	3,934	(162)	-	-	3,772
Shinhan Global Active REIT Co.Ltd.	-	19,900	(678)	-	-	19,222
NH-J&-IBKC Label Technology Fund	-	9,976	(110)	-	-	9,866
IMM Global Venture Opportunity, LP	-	3,115	-	-	-	3,115
Capstone Develop Frontier Trust	-	6,857	-	-	-	6,857
Nextrade Co., Ltd.	-	9,700	-	-	-	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1	-	3,000	11	-	-	3,011
SH 1.5years Maturity Investment Type Security Investment Trust No.2	-	4,600	1	-	-	4,601
Eventus-IBKC LIB Fund	-	7,000	(965)	-	-	6,035
NH-Daishin-Kyobo healthcare 1 Fund	-	4,000	(52)	-	-	3,948
IBKC-Behigh Fund 1st	-	3,300	(32)	-	-	3,268
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund	-	4,000	(44)	-	-	3,956
ON No.1 Private Equity Fund	-	6,000	(638)	-	-	5,362
Digital New Deal Kappa Private Equity Fund	-	5,000	(54)	-	-	4,946
Others	170,811	50,920	12,089	-	(3,598)	230,222
	₩ 2,913,745	(105,125)	121,697	(24,238)	(1,605)	2,904,474

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying value of '0' resulting from the investees' cumulative loss.

(*2) For the year ended December 31, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

13. <u>**Financial liabilities at fair value through profit or loss**</u>

Financial liabilities at fair value through profit or loss as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Securities sold:			
Stocks	₩	413,591	278,341
Bonds		499,378	438,689
Others		14,004	7,074
		926,973	724,104
Gold/silver deposits		433,272	422,006
	₩	1,360,245	1,146,110

14. <u>**Financial liabilities designated at fair value through profit or loss**</u>

(a) Financial liabilities designated at fair value through profit or loss as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022	Reason for designation
Equity-linked securities sold	₩	5,932,497	5,437,434	Combined financial
Securities sold with embedded derivatives		2,984,480	2,882,607	instrument
Debt securities issued		98,600	47,327	Fair value measurement and management
	₩	9,015,577	8,367,368	

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ₩ 9,015,577 million as of March 31, 2023. Increase in values of the liability due to credit risk changes is ₩ 4,487 million for the three-month period ended March 31, 2023 and the accumulated changes in values are ₩ 7,274million as negative as of March 31, 2023.

(b) The difference between the carrying value of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Expiration payment	₩	8,256,382	7,733,506
Carrying value		9,015,577	8,367,368
Difference from carrying value		(759,195)	(633,862)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

15. **Debt securities issued**

Debt securities issued as of March 31, 2023 and December 31, 2022 are as follows:

	March 31, 2023			December 31, 2022		
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:						
Debt securities issued	1.17~7.50	₩	57,429,215	0.05~9.00	₩	61,038,481
Subordinated debt securities issued	2.20~4.17		3,275,225	2.20~4.17		3,275,225
Gain/loss on fair value hedges	-		(272,043)	-		(348,700)
Discount on debt securities issued	-		(40,624)	-		(37,943)
			60,391,773			63,927,063
Debt securities issued in foreign currencies:						
Debt securities issued	0.25~6.95		9,136,884	0.25~7.59		9,586,831
Subordinated debt securities issued	3.34~5.10		4,261,236	3.34~5.10		4,145,264
Gain/loss on fair value hedges	-		(275,434)	-		(324,901)
Discount on debt securities issued	-		(44,204)	-		(45,474)
			13,078,482			13,361,720
		₩	73,470,255		₩	77,288,783

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

16. **Defined benefits plans**

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee's pension compensation benefits and service period.

(a) Defined benefit obligations and plan assets as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Present value of defined benefit obligations	₩	1,882,464	1,934,643
Fair value of plan assets		(2,234,292)	(2,376,817)
Recognized liability (asset) for defined benefit obligations (*)	₩	(351,828)	(442,174)

(*) The asset for defined benefit obligation of ₩351,828 million as of March 31, 2023 is the net defined benefit assets of ₩378,858 million less the net defined liabilities of ₩27,030 million. In addition, the asset for defined benefit obligation of ₩442,174 million as of December 31, 2022 is the net defined benefit assets of ₩456,838 million less the net defined liabilities of ₩14,664 million.

(b) Net income relating to defined benefit liabilities for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Current service cost	₩	36,321	42,606
Net interest expense (income)		(8,802)	(1,632)
Past service cost		-	14
Settlement		(160)	-
	₩	27,359	40,988

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

17. **Provisions**

(a) Provisions as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Asset retirement obligations	₩	91,037	91,571
Expected loss related to litigation		26,897	29,238
Unused credit commitments		329,623	317,590
Guarantee contracts issued:		84,822	83,411
Financial guarantee contracts		54,889	55,828
Non-financial guarantee contracts		29,933	27,583
Others(*)		388,800	744,504
	₩	921,179	1,266,314

(*) As of March 31, 2023 and December 31, 2022, the Group recognizes a provision of ₩ 215,716 million and ₩ 574,013 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

17. **Provisions (continued)**

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the three-month period ended March 31, 2023 and the year ended December 31, 2022 are as follows:

		March 31, 2023						
		Unused credit commitments			Financial guaranteed contracts issued			
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance	₩	175,562	139,998	2,030	48,113	7,687	28	373,418
Transfer (from) to 12-month expected credit loss		34,987	(34,886)	(101)	1,367	(1,367)	-	-
Transfer (from) to lifetime expected credit loss		(8,062)	8,097	(35)	(711)	711	-	-
Transfer (from) to impaired financial asset		(201)	(804)	1,005	(138)	(37)	175	-
Provided(reversed)		(22,150)	32,264	(880)	(1,801)	1,018	3	8,454
Change in foreign exchange rate		2,369	430	-	585	242	1	3,627
Others(*)		-	-	-	(1,127)	318	(178)	(987)
Ending balance	₩	182,505	145,099	2,019	46,288	8,572	29	384,512

(*) Others include effects of the provision from the new financial guaranteed contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022

17. **Provisions (continued)**

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the three-month period ended March 31, 2023 and the year ended December 31, 2022 are as follows (continued):

		December 31, 2022						
		Unused credit commitments			Financial guaranteed contracts issued			
		12 months expected credit loss	Life-time expected credit loss	Impaired financial asset	12 months expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning balance	₩	150,599	147,511	1,924	48,607	6,709	28	355,378
Transfer (from)to 12 months expected credit loss		68,226	(67,945)	(281)	2,680	(2,680)	-	-
Transfer (from)to life-time expected credit loss		(10,794)	10,842	(48)	(3,715)	3,715	-	-
Transfer (from)to impaired financial asset		(316)	(1,274)	1,590	-	-	-	-
Provided (reversed)		(30,042)	50,733	(1,155)	(972)	537	5	19,106
Change in foreign exchange rate		(2,068)	131	-	910	118	-	(909)
Others(*)		(43)	-	-	603	(712)	(5)	(157)
Ending balance	₩	175,562	139,998	2,030	48,113	7,687	28	373,418

(*) Others include effects of the provision from the new financial guaranteed contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

18. **Insurance contracts liabilities and others**

(a) Insurance liabilities as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Insurance contract assets	₩	228	-
Insurance contract liabilities		46,927,161	45,904,773
Net insurance contract liabilities	₩	46,926,933	45,904,773
Reinsurance contract assets	₩	75,659	88,772
Reinsurance contract liabilities		94,778	62,803
Net reinsurance contract liabilities (assets)	₩	19,119	(25,969)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

18. **Insurance contracts liabilities**

(b) Income or expenses on insurance for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023		
	Modified retrospective approach	Fair value approach	Other	Total
Insurance contracts with no premium allocation approach				
Expected premium and other expenses ₩	205,705	169,139	15,215	390,059
Adjustment for change in risk	14,996	9,061	4,789	28,846
Amortization of contractual service margin	142,018	55,569	27,066	224,653
Collection of insurance acquisition cash flows	22,253	(7)	16,629	38,875
Others(*)	(4,762)	19	3,206	(1,537)
Sub-total	380,210	233,781	66,905	680,896
Premium allocation approach	4,722	-	47	4,769
Total of insurance revenue	384,932	233,781	66,952	685,665
Insurance contracts with no premium allocation approach				
Incurred premium and other expenses	200,063	81,862	17,706	299,631
Changes in fulfillment cash flows	11,271	83,029	2,560	96,860
Onerous contracts expense	3,351	6,305	3,793	13,449
Amortization of insurance acquisition cash flows	22,497	(251)	16,628	38,874
Others(*)	(3,097)	356	(8,431)	(11,172)
Sub-total	234,085	171,301	32,256	437,642
Premium allocation approach	5,546	-	147	5,693
Total of insurance service expense	239,631	171,301	32,403	443,335
Insurance contracts with no premium allocation approach				
Incurred premium for reinsurance	334	17,281	262	17,877
Changes in fulfillment cash flows	(420)	(4,537)	168	(4,789)
Others (*)	(5)	(1,451)	1,430	(26)
Sub-total	(91)	11,293	1,860	13,062
Sub-total of reinsurance revenue	(91)	11,293	1,860	13,062
Insurance contracts with no premium allocation approach				
Expected reinsurance premium	-	11,073	975	12,048
Adjustment for change in risk	-	862	91	953
Amortized contractual service margin	-	2,999	1,430	4,429
Others(*)	-	(844)	1,051	207
Sub-total	-	14,090	3,547	17,637
Premium allocation approach	947	-	-	947
Net insurance service expense	947	14,090	3,547	18,584
Total of insurance income (expense) ₩	144,263	59,683	32,862	236,808

(*) Others include allocation of loss components, etc.
.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

18.   Insurance contracts liabilities (continued)

(b) Income or expenses on insurance for the three-month periods ended March 31, 2023 and 2022 are as follows(continued):

	March 31, 2022			
	Modified retrospective approach	Fair value approach	Other	Total
Insurance contracts with no premium allocation approach				
Expected insurance premium and other insurance service expense ₩	198,862	165,970	1,492	366,324
Adjustment for change in risk	20,219	8,228	1,452	29,899
Amortization of insurance contract margin	170,633	44,032	4,100	218,765
Collection of insurance acquisition cash flows	12,706	13	2,263	14,982
Others (*)	(3,980)	(2)	(48)	(4,030)
Sub-total	398,440	218,241	9,259	625,940
Premium allocation approach	-	-	85	85
Sub-total of insurance revenue	398,440	218,241	9,344	626,025
Insurance contracts with no premium allocation approach				
Incurred premium and other service expenses	189,536	73,523	5,344	268,403
Changes in fulfillment cash flows	11,365	59,782	(1)	71,146
Onerous contracts expense (reversal)	(1,588)	1,117	9,701	9,230
Amortization of insurance acquisition cash flows	12,713	6	2,263	14,982
Others (*)	(267)	196	(11,793)	(11,864)
Sub-total	211,759	134,624	5,514	351,897
Premium allocation approach	-	-	(72)	(72)
Sub-total of insurance service expense	211,759	134,624	5,442	351,825
Insurance contracts with no premium allocation approach				
Incurred premium for reinsurance	-	10,065	233	10,298
Changes in fulfillment cash flows	-	(4,809)	209	(4,600)
Others (*)	-	(2,294)	1,264	(1,030)
Sub-total	-	2,962	1,706	4,668
Total of reinsurance revenue	-	2,962	1,706	4,668
Insurance contracts with no premium allocation approach				
Expected reinsurance premium	-	9,030	292	9,322
Adjustment for change in risk	-	853	51	904
Amortized contractual service margin	-	2,741	1,035	3,776
Others	-	(364)	64	(300)
Sub-total	-	12,260	1,442	13,702
Sub-total of reinsurance service expense	-	12,260	1,442	13,702
Net insurance contract income ₩	186,681	74,319	4,166	265,166

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

19.   Insurance finance income (expense)

(a) Insurance finance income or expense for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	**December 31, 2022**
Insurance finance income			
Insurance contract			
Foreign exchange rate change effects	₩	121	304
Other		13,141	250,427
		13,262	250,731
Reinsurance contract			
Discount rate change effects		9	-
		13,271	250,731
Insurance finance expense			
Insurance contract			
Foreign exchange rate change effects		7,758	7,027
Discount rate change effects		17	-
Other		281,848	6
		289,623	7,033
Insurance finance income (expense)	₩	(276,352)	243,698

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

20. Equity

(a) Equity as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Capital stock:			
Common stock	₩	2,608,176	2,608,176
Preferred stock		361,465	361,465
		2,969,641	2,969,641
Hybrid bond		4,595,799	4,196,968
Capital surplus:			
Share premium		11,352,819	11,352,819
Others		742,224	742,224
		12,095,043	12,095,043
Capital adjustments		(582,112)	(582,859)
Accumulated other comprehensive income, net of tax:			
Loss on financial assets at fair value through other comprehensive income		(5,109,117)	(6,669,931)
Equity in other comprehensive loss of associates		(6,233)	(8,126)
Foreign currency translation adjustments for foreign operations		66,865	(112,283)
Net loss from cash flow hedges		(73,995)	(96,388)
Remeasurement of defined benefit obligation		(95,419)	(91,993)
Changes in own credit risk on financial liabilities designated under fair value option		(5,355)	(5,155)
Net finance gain on insurance contract assets(liabilities)		4,108,166	5,039,081
Net finance gain on reinsurance contract assets(liabilities)		20,985	34,045
		(1,094,103)	(1,910,750)
Retained earnings		34,714,679	33,963,799
Non-controlling interest		3,096,547	2,691,716
	₩	55,795,494	53,423,558

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

20. Equity (continued)

(b) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments of March 31, 2023 and December 31, 2022 are as follows:

	Issue date	Maturity date	Interest rate (%)		March 31, 2023	December 31, 2022
	June 25, 2015	June 25, 2045	4.38	₩	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.08		134,678	134,678
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	August 29, 2018	Perpetual bond	4.15		398,679	398,679
	June 28, 2019	Perpetual bond	3.27		199,476	199,476
KRW	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	-
USD	August 13, 2018	Perpetual bond	5.88		559,526	559,526
	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				₩	4,595,799	4,196,968

(*) For the three-month period ended March 31, 2023, the deduction for capital related to hybrid bonds issued is ₩1,169 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and each bond is either a perpetual bond or a bond of which the Group has right to extend the maturity under the same condition.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

20. **Equity (continued)**

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2023 and the year ended December 31, 2022 are as follows:

March 31, 2023

	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				
	Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain(loss) from cash flow hedges	Net finance gain on insurance contract assets (liabilities)	Net finance gain on insurance contract assets (liabilities)	Remeasure-ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk	Total
Beginning balance ₩	(6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)
Change due to fair value	2,122,517	2,586	-	-	(1,273,587)	(17,808)	-	-	(94,319)	4,487	743,876
Reclassification:											
Change due to impairment or disposal	112,069	-	-	-	-	-	-	-	-	-	112,069
Effect of hedge accounting	-	-	-	(99,960)	-	-	-	-	-	-	(99,960)
Hedging	(16,092)	-	(45,009)	130,622	-	-	-	-	-	-	69,521
Effects from changes in foreign exchange rate	-	-	224,365	-	-	-	-	-	2,939	-	227,304
Remeasurements of the defined benefit plans	-	-	-	-	-	-	(4,821)	-	-	-	(4,821)
Deferred income taxes(*)	(606,322)	(693)	183	(8,269)	342,672	4,748	1,405	-	40,362	62	(225,852)
Transfer to other account	-	-	-	-	-	-	-	-	1,259	(4,749)	(3,490)
Non-controlling interests	(1,599)	-	(391)	-	-	-	(10)	-	-	-	(2,000)
Ending balance ₩	(5,176,077)	(6,242)	66,865	(73,995)	4,108,166	20,985	(95,419)	9	66,960	(5,355)	(1,094,103)

(*) The effects of tax rate change due to the amendments to the tax law during 1st quarter of 2023 were reflected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

20. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2023 and the year ended December 31, 2022 are as follows (continued):

	December 31, 2022										
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				
	Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain(loss) from cash flow hedges	Net finance gain on insurance contract assets (liabilities)	Net finance gain on insurance contract assets (liabilities)	Remeasure-ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk	Total
Beginning balance ₩	(867,680)	7,623	(125,219)	(26,124)	333,178	-	(343,124)	(28)	117,967	(1,816)	(905,223)
Change due to fair value	(8,067,860)	(16,914)	-	-	6,398,056	46,320	-	9	10,880	(5,919)	(1,635,428)
Reclassification:											
Change due to impairment or disposal	(37,142)	(7,333)	-	-	-	-	-	-	-	-	(44,475)
Effect of hedge accounting	-	-	-	(190,372)	-	-	-	-	-	-	(190,372)
Hedging	63,480	-	(25,793)	90,510	-	-	-	-	-	-	128,197
Effects from changes in foreign exchange rate	-	-	40,679	-	-	-	-	-	(823)	-	39,856
Remeasurements of the defined benefit plans	-	-	-	-	-	-	348,248	-	-	-	348,248
Deferred income taxes(*)	2,118,966	8,489	(154)	29,598	(1,692,153)	(12,275)	(96,257)	(14)	(9,171)	1,170	348,199
Transfer to other account	-	-	-	-	-	-	-	42	(2,134)	1,410	(682)
Non-controlling interests	3,586	-	(1,796)	-	-	-	(860)	-	-	-	930
Ending balance ₩	(6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)

(*) The effects of tax rate change due to the amendments to the tax law as of December 31, 2022 were reflected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won, except per share data)

20. Equity (continued)

(e) Regulatory reserve for loan losses

If the allowance for credit losses in accordance with K-IFRS falls short of the allowance for credit losses in accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between the two into regulatory reserve for loan losses for each accounting period.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Beginning balance	₩	3,612,259	3,645,564
Planned provision (reversal) for regulatory reserve for loan losses		(171,379)	(33,305)
Ending balance	₩	3,440,880	3,612,259

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Profit attributable to equity holders of Shinhan Financial Group	₩	1,387,958	1,384,818
Provision of regulatory reserve for loan losses		171,883	26,396
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	₩	1,559,841	1,411,214
Basic and diluted earnings per share adjusted for regulatory reserve in won(*)	₩	2,879	2,572

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won, except per share data)

20. **Equity (continued)**

(f) Treasury stock

Changes in treasury stock for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

	March 31, 2023		December 31, 2022(*)	
	The number of shares	Carrying value	The number of shares	Carrying value
Beginning balance	6,352 ₩	227	6,352 ₩	227
Acquisition	3,676,470	136,647	7,814,685	300,000
Retirement	(3,676,470)	(136,647)	(7,814,685)	(300,000)
Ending balance	6,352 ₩	227	6,352 ₩	227

(*) The controlling company acquired treasury stocks for the purpose of retirement during the period ended March 31, 2023 and retired 3,676,470 shares on March 28, 2023. During 2022, the controlling company acquired treasury stocks for the purpose of retirement and retired 3,665,423 shares and 4,149,262 shares on April 25, 2022 and November 23, 2022, respectively.

(g) Dividends

By resolutions of the 22th general meeting of stockholders, the annual dividends declared to be paid by the controlling company to the shareholders of the Company in respect of the year ended December 31, 2022 are as follows:

		Total dividends
Common stock (₩865 per share)	₩	440,093
Convertible preferred stock (₩865 per share)		15,122
	₩	455,215

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022(In millions of won)

21. Net interest income

Net interest income for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Interest income:			
Cash and due from banks at amortized cost	₩	139,504	28,960
Deposit at FVTPL		349	330
Securities at FVTPL		303,036	203,955
Securities at FVOCI		521,479	405,131
Securities at amortized cost		233,129	139,693
Loans at amortized cost		5,171,439	3,311,882
Loans at FVTPL		21,399	15,939
Insurance finance interest income		69,279	27,674
Others		33,325	20,336
		6,492,939	4,153,900
Interest expense:			
Deposits		2,286,698	725,994
Interests on financial liabilities measured at FVTPL		774	-
Borrowings		470,126	128,054
Debt securities issued		619,032	373,396
Insurance finance interest expenses		476,709	419,767
Others		65,758	24,520
		3,919,097	1,671,731
Net interest income	₩	2,573,842	2,482,169

22. Net fees and commission income

Net fees and commission income for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Fees and commission income:			
Credit placement fees	₩	16,801	19,574
Commission received as electronic charge receipt		35,855	36,468
Brokerage fees		89,765	100,993
Commission received as agency		32,919	34,111
Investment banking fees		33,961	96,589
Commission received in foreign exchange activities		67,618	68,369
Asset management fees		74,055	79,674
Credit card fees		293,954	298,599
Operating lease fees		144,919	106,851
Others		160,794	193,287
		950,641	1,034,515
Fees and commission expense:			
Credit-related fees		10,385	9,292
Credit card fees		220,504	208,310
Others		116,327	115,391
		347,216	332,993
Net fees and commission income	₩	603,425	701,522

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

23. **Provision for(reversal of) allowance for credit loss**

Provision for allowance for credit loss on financial assets for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Allowance provided:			
Loans at amortized cost	₩	(441,502)	(221,983)
Other financial assets at amortized cost		(13,364)	(10,220)
Securities at fair value through other comprehensive income		-	(2,906)
Unused credit line and financial guarantee		(8,454)	(13,389)
Securities at amortized cost		(210)	(49)
		(463,530)	(248,547)
Allowance reversed:			
Securities at fair value through other comprehensive income		2,326	-
	₩	(461,204)	(248,547)

24. **General and administrative expenses**

General and administrative expenses for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Employee benefits:			
Salaries	₩	805,524	775,633
Severance benefits:		35,138	47,293
Defined contribution		10,077	9,434
Defined benefit		25,061	37,859
Termination benefits		34,252	641
		874,914	823,567
Entertainment		9,758	9,066
Depreciation		123,663	119,266
Amortization		50,484	39,932
Taxes and utility bills		52,779	40,054
Advertising		42,378	42,732
Research		5,400	4,880
Others		196,550	166,358
	₩	1,355,926	1,245,855

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

25. <u>**Share-based payments**</u>

(a) Performance shares granted as of March 31, 2023 are as follows:

	Expired	**Not expired**
Type	Cash-settled share-based payment	
Performance conditions	Relative stock price linked (20.0%), management index (80.0%)	
Exercising period	4 years from the commencement date of the year to which the grant date belongs	
Estimated number of shares vested at March 31, 2023	216,820	2,358,972
Fair value per share in Korean won	₩ 44,222, ₩ 33,122, ₩ 37,387 and ₩ 37,081 for the expiration of exercising period from 2019 to 2022	₩ 35,350

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the past one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

25. **Share-based payments (continued)**

(b) Share-based compensation costs for the three-month periods ended March 31, 2023 and 2022 are as follows:

| | | **March 31, 2023** | | |
| | | **Employees of** | | |
		The controlling company	**The subsidiaries**	**Total**
Stock options granted:				
Performance share	₩	1,102	4,974	6,076

| | | **March 31, 2022** | | |
| | | **Employees of** | | |
		The controlling company	**The subsidiaries**	**Total**
Stock options granted:				
Performance share	₩	2,145	16,950	19,095

(c) Accrued expenses as of March 31, 2023 and December 31, 2022 are as follows:

| | | **March 31, 2023** | | |
| | | **Accrued expenses** | | |
		The controlling company	**The subsidiaries**	**Total**
Stock options granted:				
Performance share	₩	12,058	79,278	91,336

| | | **December 31, 2022** | | |
| | | **Accrued expenses(*)** | | |
		The controlling company	**The subsidiaries**	**Total**
Stock options granted:				
Performance share	₩	12,746	91,469	104,215

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

26. **Income tax expense**

Income tax expense for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Current income tax expense	₩	138,426	362,400
Temporary differences(*)		528,624	19,098
Income tax recognized in other comprehensive income(*)		(224,630)	123,145
Income tax expense	₩	442,420	504,643
Effective tax rate	%	23.83	26.43

(*) Deferred tax assets(liabilities) that expect to be realized after 2023 reflect the changes in tax rates due to the new tax rate from the amendment to the tax law in early 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

27. **Earnings per share**

Basic and diluted earnings per share for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	**March 31, 2022**
Profit attributable to equity holders of Shinhan Financial Group	₩	1,387,958	1,384,818
Less:			
Dividends to hybrid bonds		(47,924)	(37,391)
Profit available for common stock	₩	1,340,034	1,347,427
Weighted average number of common shares outstanding(*)		525,140,164	534,055,202
Basic and diluted earnings per share in Korean won	₩	2,552	2,523

(*) The number of basic ordinary shares outstanding is 505,108,399 shares. The above weighted-average stocks are calculated by reflecting 17,482,000 shares of convertible preferred shares issued on May 1, 2019 and treasury stocks issued during the periods ended March 31, 2023 and March 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

28. **Commitments and contingencies**

(a) Guarantees, acceptances and credit commitments as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Guarantees and purchase agreements:			
Outstanding guarantees	₩	12,345,782	12,154,088
Contingent guarantees		4,973,573	4,565,829
ABS and ABCP purchase agreements		1,665,829	1,496,604
		18,985,184	18,216,521
Commitments to extend credit:			
Loan commitments in Korean won		85,088,835	83,451,887
Loan commitments in foreign currency		25,866,334	25,052,284
Other agreements (*)		98,502,662	96,984,654
		209,457,831	205,488,825
Endorsed bills:			
Secured endorsed bills		8,496	10,025
Unsecured endorsed bills		9,661,612	7,046,806
		9,670,108	7,056,831
	₩	238,113,123	230,762,177

(*) Unused credit commitments provided to the card customers are included, the amounts are ₩ 91,617,413 million for the three-month period ended March 31, 2023 and ₩90,452,012 million for the year ended December 31, 2022.

(b) Legal contingencies

As of March 31, 2023, the Group is involved with 635 pending lawsuits as a defendant with total litigation fee of ₩ 569,558 million.

As of the March 31, 2023, the Group has recorded ₩ 26,897 million and ₩3,880 million, respectively, as other provisions and insurance contract liabilities for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement ("TRS", derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedge ("IIG Fund") from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind.

Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then.

Institutional sanctions (banned from the sale of new private equity funds for six months) against the Group was finalized by the Financial Services Commission on November 12, 2021.

In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

28. **Commitments and contingencies (continued)**

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating 'Financial Investment Services and Capital Markets Act'. The Group was fined ₩ 50 million for relaxing its supervision obligation. It is expected that the criminal trial will determine whether the Group is legally responsible or not. Hence, the Group has determined the present obligation that the Group may be liable for the charge of involvement in the fraud is not significant.

Considering the board resolutions and the results of the Financial Supervisory Service's dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(d) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of March 31, 2023, approximately ₩ 420 billion, the entire outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery.

(e) The Group is responsible for the completion of construction when the contractor fails to fulfill its responsibilities. In case the Group fails to fulfill its responsibility, it is in the process of a responsible-for-completion land trust project (134 cases other than the new residential and commercial apartment project in Jongno-gu, Seoul (excluding completed workplaces)) to compensate for damages incurred to the financial institutions, and for the period ended March 31, 2023, the total PF loans amounted to ₩ 5,197.5 billion. The amount of claim for damages of the Group is determined after identifying whether it is a damage caused by the Group's failure to fulfill its responsibilities. As of March 31, 2023, the risk of the Group to bear the responsibility to complete the project is low, and the loss cannot be reliably measured, hence this was not reflected in the financial statements for the period ended March 31, 2023. Meanwhile, the process of each business sites will be continuously monitored.

29. **Statement of cash flows**

Cash and cash equivalents in the consolidated statements of cash flows as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	**December 31, 2022**
Cash and due from banks at amortized cost	₩	35,661,567	30,070,043
Adjustments:			
Due from financial institutions with a maturity over three months from date of acquisition		(1,815,495)	(1,956,179)
Restricted due from banks		(4,425,003)	(3,699,918)
		(6,240,498)	(5,656,097)
	₩	29,421,069	24,413,946

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

30. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, receivable balance and payable balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to 'Note 12'

(a) Balances with the related parties as of March 31, 2023 and December 31, 2022 are as follows:

Related party	Account		March 31, 2023	December 31, 2022
Investments in associates:				
BNP Paribas Cardif Life Insurance	Other assets	₩	35	38
″	Credit card loans		112	117
″	Deposits		7,890	18,745
″	Unused credit commitments		1	1
Partners 4th Growth Investment Fund	Deposits		78	742
Incorporated association Finance Saving Information Center	Deposits		7	2
Nomura-Rifa Private Real Estate Investment Trust No.19	Loans		11,780	11,880
″	Other assets		44	44
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		336	427
Korea Finance Security	Deposits		374	415
Hermes Private Investment Equity Fund	Deposits		210	218
Korea Credit Bureau	Deposits		2	721
Goduck Gangil1 PFV Co., Ltd	Loans		4,050	6,825
″	ACL		(12)	(20)
″	Deposits		4	3
SBC PFV Co., Ltd	Deposits		15,889	21,163
Sprott Global Renewable Private Equity Fund I	Deposits		72	100
Goduck Gangil10 PFV Co., Ltd	Loans		3,100	3,100
″	ACL		(9)	(9)
″	Deposits		15,768	26,880
Shinhan Global Healthcare Investment Fund 2	Deposits		1	1
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Deposits		132	151
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,920	3,949
Neoplux Market-Frontier Secondary Fund	Account receivables		194	904
Gyeonggi-Neoplux Superman Fund	Account receivables		771	623
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		1,216	978

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

30. **Related parties(continued)**

(a) Balances with the related parties as of March 31, 2023 and December 31, 2022 are as follows (continued):

Related party	Account	March 31, 2022	December 31, 2022
Investments in associates (continued):			
SHINHAN-NEO Core Industrial Technology Fund	Account receivables	₩ -	124
KTC-NP Growth Champ 2011-2 Private Equity Fund	Account receivables	2,672	2,675
Neoplux No.3 Private Equity Fund	Account receivables	3,850	3,190
NV Station Private Equity Fund	Deposits	14	21
Korea Digital Asset Custody	Deposits	58	153
SW-S Fund	Deposits	42	112
Shinhan Smilegate Global PEF I	Unearned revenue	64	9
WaveTechnology co.Ltd	Deposits	281	41
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables	392	513
iPIXEL Co.,Ltd.	Deposits	92	225
CJL No.1 Private Equity Fund	Deposits	519	603
NewWave 6th Fund	Account receivables	244	849
Nova New Technology Investment Fund No.1	Deposits	226	215
DS Power Semicon Private Equity Fund	Deposits	105	100
Genesis No.1 Private Equity Fund	Deposits	4	19
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits	998	59
Newlake Growth Capital Partners2 PEF	Deposits	665	353
Logisvalley Shinhan REIT Co.,Ltd.	Loans	43,000	43,000
〃	ACL	(28)	(28)
〃	Account receivables	-	81
〃	Deposits	1,143	1,421
Shinhan-Albatross tech investment Fund	Deposits	321	3,402
Shinhan Global Active REIT Co.Ltd	Deposits	2,629	393
Shinhan VC tomorrow venture fund 1	Account receivables	-	850
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*)	Accrued income	-	1
SH Global Net Zero Solution Security Investment Trust	Accrued income	2	2
SEOKWANG T&I	Deposits	1	1
Shinhan Time 1st Investment fund	Deposits	151	238
DeepBlue No.1 Private Equity Fund	Deposits	400	400
Shinhan-Cognitive Start-up Fund L.P.	Unearned revenue	233	-
IMM Global Private Equity Fund	Deposits	22	-
Key management personnel and their immediate relatives:	Loans	5,463	6,561
	Assets	81,132	86,674
	Liabilities	₩ 48,396	76,907

(*) Excluded from the associates due to disposal and liquidation for the three-month period ended March 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

30. **Related parties (continued)**

(b) Transactions with the related parties for the three-month periods ended March 31, 2023 and 2022 are as follows:

Related party	Account		March 31, 2023	March 31, 2022
Investments in associates:				
BNP Paribas Cardif Life Insurance	Fees and commission income	₩	368	556
〃	Interest expense		(45)	(6)
Shinhan EZ General Insurance, Ltd. (*2)	Fees and commission income		-	2
〃	Interest expense		-	(1)
〃	Reversal for credit losses		-	1
Partners 4th Growth Investment Fund	Interest expense		-	(7)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		115	146
〃	Interest expense		(2)	-
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		-	48
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		-	181
Shinhan-PS Investment Fund No.1	Fees and commission income		10	5
Nomura-Rifa Private Real Estate Investment Trust No.19	Interest income		129	129
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		336	338
KOREA FINANCE SECURITY	Fees and commission income		1	2
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		139	140
Shinhan-Rhinos 1 Fund(*1)	Fees and commission income		-	61
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		140	59
One Shinhan Global Fund 1	Fees and commission income		-	31
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		56	56
Korea Credit Bureau	Fees and commission income		3	3
Goduck Gangil1 PFV Co., Ltd.	Interest income		65	120
〃	Reversal for credit losses		8	11
SBC PFV Co., Ltd.	Interest expense		(4)	(7)
Goduck Gangil10 PFV Co., Ltd.	Interest income		23	56
〃	Interest expense		(174)	(148)
〃	Reversal for credit losses		-	3
Korea Omega Project Fund I	Fees and commission income		44	44
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		30	50
EDNCENTRAL Co.,Ltd.	Interest income		-	270
〃	Fees and commission income		-	40
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		96	96
Future-Creation Neoplux Venture Capital Fund	Interest income		28	-
〃	Fees and commission income		-	54
Neoplux Market-Frontier Secondary Fund	Fees and commission income		194	231
Gyeonggi-Neoplux Superman Fund	Fees and commission income		149	160
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		238	246
NewWave 6th Fund	Fees and commission income		244	276
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		124	124
KTC-NP Growth Champ 2011-2 Private Equity Fund	Interest income		23	-
Neoplux No.3 Private Equity Fund	Fees and commission income		660	912

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

30. Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2023 and 2022 are as follows (continued):

Related party	Account	March 31, 2023	March 31, 2022
Investments in associates (continued):			
Shinhan Smilegate Global PEF I	Fees and commission income	₩ -	49
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income	392	513
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income	15	15
Ulmus SHC innovation investment fund	Fees and commission income	23	23
CJL No.1 Private Equity Fund	Interest expense	(2)	(1)
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income	68	69
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income	25	25
Shinhan VC tomorrow venture fund 1	Fees and commission income	850	850
JS Shinhan Private Equity Fund	Fees and commission income	148	446
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income	148	147
Shinhan-Kunicorn first Fund	Fees and commission income	232	261
Shinhan-Quantum Startup Fund	Fees and commission income	38	10
Shinhan Simone Fund I	Fees and commission income	78	78
Shinhan Whitrin New Tech Fund	Fees and commission income	21	-
Logisvalley Shinhan REIT Co.,Ltd.	Interest income	490	-
"	Fees and commission income	41	-
"	Reversal for credit losses	(28)	-
Shinhan Dev Healthcare Investment Fund	Fees and commission income	20	-
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income	8	-
Global Commerce New Technology Investment Fund	Fees and commission income	15	-
Shinhan-HGI Entities with social responsibility Investment Fund	Fees and commission income	16	-
Shinhan WWG Energy Fund New Technology Investment Fund	Fees and commission income	11	-
Shinhan-Ji and Tec Smart Innovation Fund	Fees and commission income	65	-
Global Net Zero Solution Security Investment Trust	Fees and commission income	19	-
SH 1.5years Maturity Investment Type Security Investment Trust No.2	Fees and commission income	4	-
Newlake Growth Capital Partners2 PEF	Interest expense	-	-
Shinhan Global Active REIT Co.Ltd	Interest expense	(1)	-
DeepBlue No.1 Private Equity Fund	Interest expense	(5)	-
Shinhan Time 1st Investment fund	Fees and commission income	26	-
Shinhan SGC ESG Investment Fund 1st	Fees and commission income	28	-
Shinhan-iSquare Venture PEF 1st	Fees and commission income	25	-
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Fees and commission income	42	-
DS-Shinhan-JBWoori New Media New Tehcnology Investment Fund No.1	Fees and commission income	216	-
Key management personnel and their close family members			
Interest income		73	42
		₩ 6,099	6,809

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2022.

(*2) For the year ended December 31, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd. The amount for the three-month period ended March 31, 2022 is recorded before Shinhan EZ General Insurance, Ltd. was included into the Group's consolidation scope.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

30. **Related parties (continued)**

(c) Key management personnel compensation

Key management personnel compensation for the three-month periods ended March 31, 2023 and 2022 are as follows:

	March 31, 2023	March 31, 2022
Short-term employee benefits	₩ 5,880	8,768
Severance benefits	218	208
Share-based payment transactions(*)	2,040	4,623
	₩ 8,138	13,599

(*) The expenses of share-based payment transactions are the remuneration expenses during the vesting period.

(d) The guarantees and purchase agreement provided between the related parties as of March 31, 2023 and December 31, 2022 are as follows:

		Amount of guarantees		
Guarantor	Guaranteed Parties	March 31, 2023	December 31, 2022	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	₩ 10,000	10,000	Unused loan limit
″	Key Management Personnel	3,420	2,143	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance	888	883	Unused credit line
The Group	Structured entities	240,232	296,118	Purchase agreement
		₩ 254,540	309,144	

(e) Details of collaterals provided by the related parties as of March 31, 2023 and December 31, 2022 are as follows:

			Amount of assets pledged	
Provided to	Provided by	Pledged assets	March 31, 2023	December 31, 2022
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	₩ 12,400	12,400
	iPIXEL Co.,Ltd.	Electronic credit guarantee	-	190
	Logisvalley Shinhan REIT Co.,Ltd.	Collateral trust	51,600	51,600
	Key Management Personnel	Properties	9,540	8,073
		Deposits and etc.	1,190	1,306
		Guarantee	2,831	3,092
			13,561	12,471
			₩ 77,561	76,661

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

30. **Related parties (continued)**

(f) Details of significant loan transactions with related parties for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

Classification	Company		March 31, 2023 Beginning	Loan	Recover	Others(*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	₩	11,880	-	-	(100)	11,780
	Goduck Gangil1 PFV Co., Ltd.		6,825	-	(2,775)	-	4,050
	Goduck Gangil10 PFV Co., Ltd.		3,100	-	-	-	3,100
	Logisvalley Shinhan REIT Co.,Ltd.		43,000	-	-	-	43,000
Key Management Personnel			6,563	2,388	(3,486)	-	5,465
	Total	₩	71,368	2,388	(6,261)	(100)	67,395

(*) The effect on changes in credit loss allowance is included.

Classification	Company		December 31, 2022 Beginning	Loan	Recover	Others(*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	₩	11,880	-	-	-	11,880
	EDNCENTRAL Co.,Ltd.		19,739	-	(20,000)	261	-
	Goduck Gangil1 PFV Co., Ltd.		12,000	-	(5,175)	-	6,825
	Goduck Gangil10 PFV Co., Ltd.		7,600	-	(4,500)	-	3,100
	iPIXEL Co.,Ltd.		55	-	-	(55)	-
	Logisvalley Shinhan REIT Co.,Ltd.		-	43,000	-	-	43,000
Kay Management Personnel			6,150	4,590	(4,177)	-	6,563
	Total	₩	57,424	47,590	(33,852)	206	71,368

(*) The effect on changes in allowance for credit loss is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

31. Interests in unconsolidated structured entities

(a) The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

	Description
Assets-backed securitization	Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators' funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.
	The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles' assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.
Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.
Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	**December 31, 2022**
Total assets:			
Asset-backed securitization	₩	162,292,876	238,433,221
Structured financing		367,018,525	343,752,303
Investment fund		408,686,173	353,910,099
	₩	937,997,574	936,095,623

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

31. Interests in unconsolidated structured entities (continued)

(b) The nature of risks related to interests in unconsolidated structured entities

i) The carrying value of the assets and liabilities relating to its interests in unconsolidated structured entities as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:					
Loans measured at fair value through profit or loss	₩	9,538	574,379	500	584,417
Loan at amortized cost		1,081,727	15,740,737	180,941	17,003,405
Securities measured at fair value through profit or loss		3,008,005	328,747	14,752,172	18,088,924
Derivative assets		835	-	-	835
Securities at fair value through OCI		3,989,391	178,106	-	4,167,497
Securities at amortized cost		4,414,220	-	3,936	4,418,156
Other assets		5,553	105,933	7,908	119,394
	₩	12,509,269	16,927,902	14,945,457	44,382,628
Liabilities under consolidated financial statements:					
Derivate liabilities	₩	17,349	595	-	17,944
Other liabilities		798	25,683	198	26,679
	₩	18,147	26,278	198	44,623

		December 31, 2022			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:					
Loans measured at fair value through profit or loss	₩	9,269	693,630	498	703,397
Loan at amortized cost		869,478	15,725,255	183,263	16,777,996
Securities measured at fair value through profit or loss		2,504,857	254,680	14,114,719	16,874,256
Derivative assets		4,432	-	-	4,432
Securities measured at fair value through OCI		1,919,283	179,714	-	2,098,997
Securities at amortized cost		6,894,241	-	-	6,894,241
Other assets		4,337	44,448	41,588	90,373
	₩	12,205,897	16,897,727	14,340,068	43,443,692
Liabilities under consolidated financial statements:					
Derivate liabilities	₩	24,902	91	-	24,993
Other liabilities		788	18,840	100	19,728
	₩	25,690	18,931	100	44,721

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

31. Interests in unconsolidated structured entities (continued)

(b) The nature of risks related to interests in unconsolidated structured entities (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of March 31, 2023 and December 31, 2022 are as follows:

		Assets-backed securitization	Structured financing	Investment fund	Total
			March 31, 2023		
Assets held	₩	12,509,269	16,927,902	14,945,457	44,382,628
Purchase agreements		1,045,866	132,912	2,285,582	3,464,360
Loan commitments		440,113	1,220,488	-	1,660,601
Guarantees		-	242,200	-	242,200
Others		-	54,373	-	54,373
	₩	13,995,248	18,577,875	17,231,039	49,804,162

		Assets-backed securitization	Structured financing	Investment fund	Total
			December 31, 2022		
Assets held	₩	12,205,897	16,897,727	14,340,068	43,443,692
Purchase agreements		1,014,702	104,773	2,271,063	3,390,538
Loan commitments		419,039	988,331	-	1,407,370
Guarantees		15,000	80,000	-	95,000
Others		-	103,039	-	103,039
	₩	13,654,638	18,173,870	16,611,131	48,439,639

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

32. <u>Events after the reporting period</u>

(a) Quarterly dividend resolution

The Company decided to pay a quarterly dividend of ₩ 525 per share for common stock and convertible preferred stock by a resolution of the board of directors on April 27, 2023. The total amount of dividends is ₩ 274,357 million, and the dividend base date is March 31, 2023.

(b) Treasury stock retirement

To enhance the shareholders' value, the Group made a decision on the acquisition and retirement of treasury stock amounted to ₩ 150 billion based on the resolution of the board of directors on April 27, 2023.

(c) Conversion of convertible preferred shares to common shares and additional listing

17,482,000 convertible preferred shares issued on April 30, 2019 by the controlling company were converted into ordinary shares on May 1, 2023 (conversion ratio 1:1). 17,482,000 converted common shares will be additionally listed on the KRX on May 18, 2023, resulting in a total number of issued common shares of 522,590,399 shares after the conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022(In millions of won)

33. Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with K-IFRS 1109 'Financial Instruments' and the default rate at the end of 2022 was re-estimated and reflected in the measurement of expected credit loss allowance using the changed forward-looking information on GDP growth and private consumption growth, which are major variables for calculating the default rate. The Group will continue to monitor the impact of the COVID-19 disease and the external and internal economic uncertainties on the economy.

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows, figures may significantly vary for industries that are highly affected by future economic conditions:

(a) Shinhan Bank

		March 31, 2023							
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	₩	144,702	3,348,626	1,304,116	211,315	78,329	2,214,180	49,771	7,351,039
Securities at fair value through profit or loss		126,349	18,857	236,826	-	-	15,297	-	397,329
Securities at fair value through other comprehensive income		60,003	-	-	-	-	-	-	60,003
Off-balance accounts		444,751	235,580	2,881,097	6,339	76,162	1,174,150	34,890	4,852,969
	₩	775,805	3,603,063	4,422,039	217,654	154,491	3,403,627	84,661	12,661,340

		December 31, 2022							
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	₩	154,076	3,281,340	1,217,228	209,652	76,982	2,160,803	56,719	7,156,800
Securities at fair value through profit or loss		123,875	18,416	211,000	-	-	14,776	-	368,067
Securities at fair value through other comprehensive income		59,997	-	-	-	-	-	-	59,997
Off-balance accounts		435,399	254,076	2,731,899	8,500	76,817	1,162,054	36,784	4,705,529
	₩	773,347	3,553,832	4,160,127	218,152	153,799	3,337,633	93,503	12,290,393

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

33. Uncertainty due to changes in domestic and global economic conditions (continued)

(b) Shinhan Card Co., Ltd.

		March 31, 2023			
		Retails			
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	₩	342,142	108,001	300,912	751,055
Off-balance accounts		619,563		-	619,563

		December 31, 2022			
		Retails			
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	₩	439,882	187,652	424,445	1,051,979
Off-balance accounts		870,572		-	870,572

(c) Jeju Bank

		March 31, 2023								
		Airlift passenger	Lodging	Art-related	Movie theater	Travel	Bus rental	Bath services	Training facilities	Total
Loans at amortized cost	₩	-	302,197	4,693	220	10,439	8,444	8,902	5,436	340,331
Off-balance accounts		1	6,569	194	3	818	386	395	8	8,374
	₩	1	308,766	4,887	223	11,257	8,830	9,297	5,444	348,705

		December 31, 2022								
		Airlift passenger	Lodging	Art-related	Movie theater	Travel	Bus rental	Bath services	Training facilities	Total
Loans at amortized cost	₩	-	303,118	4,752	226	11,299	8,152	9,064	5,438	342,049
Off-balance accounts		1	6,107	173	4	841	384	339	4	7,853
	₩	1	309,225	4,925	230	12,140	8,536	9,403	5,442	349,902

As of March 31, 2023 and December 31, 2022, the exposures of the loans applied for moratorium of interest payments and moratorium of repayment in installments by Shinhan Bank and Jeju Bank are as follows:

(a) Shinhan Bank

		March 31, 2023	December 31, 2022
Moratorium of interest payments	₩	150,101	165,442
Moratorium of repayment in installments		982,293	1,105,481
Moratorium of interest payments and moratorium of repayment in installments		63,939	66,218
Renewing the deadlines		6,925,255	7,528,585
	₩	8,121,588	8,865,726

(b) Jeju Bank

		March 31, 2023	December 31, 2022
Moratorium of interest payments	₩	914	-
Moratorium of repayment in installments		367,076	351,129
	₩	367,990	351,129

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

34. LIBOR Interest rates

The effective interest rate, not the carrying value, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship. Regarding the suspension of LIBOR interest rate calculation, the financial instruments that have not been converted to replaced interest rate benchmark among the LIBOR interest rates as of March 31, 2023 and December 31, 2022 are as follows:

(a) Non-derivative financial assets

| | | USD LIBOR(*2) | |
| | | Carrying Value | |
		March 31, 2023	December 31, 2022
Due from banks and loans at amortized cost:			
Loans	₩	2,513,412	2,511,050
Financial assets at fair value through profit or loss:			
Corporate bonds and others		162,323	253,126
Securities at fair value through other comprehensive income:			
Financial institution bonds		209,287	189,047
Corporate bonds and others		218,900	229,030
		428,187	418,077
Commitments and financial guarantee contracts(*1)	₩	83,340	217,839

(*1) Commitments and financial guarantee contracts are at nominal value.
(*2) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.

(b) Non-derivative financial liabilities

| | | USD LIBOR(*) | |
| | | Carrying Value | |
		March 31, 2023	December 31, 2022
Financial liabilities at amortized cost:			
Deposits	₩	200,000	200,000
Borrowings		51,787	50,692
Debt securities issued		1,230,094	1,355,525
		1,481,881	1,606,217
Financial liabilities designated at FVTPL:			
Derivatives-combined securities	₩	15,000	15,000

(*) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.

(c) Derivatives

| | | USD LIBOR(*) | |
| | | Value of Open Interest | |
		March 31, 2023	December 31, 2022
Held for trading using:			
Interest rates related	₩	11,784,523	11,488,018
Foreign currency related		12,040,416	11,718,419
Equity related		186,965	183,779
Credit related		2,438	2,370
Others		417,216	405,536
		24,431,558	23,798,122
Held for hedging:			
Interest rates related		4,244,514	4,196,714
Foreign currency related		132,988	258,529
	₩	4,377,502	4,455,243

(*) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

35. **Adoption of K-IFRS 1117 *'Insurance Contracts'***

The Group begins to apply K-IFRS 1117 *'Insurance Contracts'* on accounting periods beginning on 1 January 2023. This Standard replaces K-IFRS 1104 *'Insurance Contracts'*. K-IFRS 1117 provides new or revised requirements relating to recognition, measurement, presentation and disclosure principles of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. The Standard significantly changed the insurer's accounting by requiring groups of insurance contracts to be measured at current estimates of future cash flows expected to occur in the performance of the contract and at risk adjustments and insurance contract margins for separate non-financial risks.

The Group applied a retrospective application as described below in accordance with K-IFRS 1117 to insurance contracts, to the extent practicable, from the beginning date of annual reporting period (the transition date) before its initial application date commences. The Group applied either the modified retrospective approach or the fair value approach to the insurance contracts impracticable to be applied with 1) below.

1) To identify, recognise and measure each group of insurance contracts as if this Standard had always applied;
    1-1) To identify, recognise and measure any assets for insurance acquisition cash flows as if this Standard had always applied (except that an entity is not required to apply the recoverability assessment before the transition date);
2) To derecognise any existing balances that would not exist had this Standard always applied; and
3) To recognize all net differences arising from the initial application of this Standard as adjustment to the retained earnings (or, if appropriate, other components of equity) at the date of initial application, without adjusting goodwill recognized from the past business combinations.

In addition, the Group changed the classification and measurement of financial instruments related to the insurance business to manage the volatility of equity arising from the market value of insurance contract liabilities according to K-IFRS 1117. For the financial instruments that its classification and measurement changed in accordance with the transition requirement of K-IFRS 1117, the Group prepared the statement of financial position at the date of initial application of K-IFRS 1117 by adjusting the classification and measurement of financial assets removed between the transition date of K-IFRS 1117 and the initial application date in order to present comparative information as if K-IFRS 1109 had been applied to the financial instruments.

Separate account assets and liabilities from the statements of financial position and revenue or expenses in separate account from the statements of comprehensive income, which had been presented as one line item in accordance with the Enforcement Rules of the Insurance Business Act under K-IFRS 1104, are combined with the Group's general account and presented as related assets, liabilities, incomes, and expenses under K-IFRS 1117 with elimination of intra-group transactions between the general account and the separate account.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

35. Adoption of K-IFRS 1117 *'Insurance Contracts'*(continued)

(a) Significant effects in financial statement at the transition date, January 1, 2022 under K-IFRS 1117 are as follows:

i) Significant effects in the financial position at the transition date, January 1, 2022 under K-IFRS 1117 are as follows:

	Amount (A)(*1)		Amount (B)(*2)	Increase (B-A)
Assets:		**Assets:**		
Cash and due from banks at amortized cost	₩ 28,453,404	Cash and due from banks at amortized cost	₩ 29,049,341 ₩	
Financial assets at fair value through profit or loss	62,403,759	Financial assets at fair value through profit or loss	68,161,348	
Securities at fair value through other comprehensive income	64,838,323	Securities at fair value through other comprehensive income	90,893,467	
Securities at amortized cost	49,930,076	Securities at amortized cost	26,164,942	
Loans at amortized cost	389,137,156	Loans at amortized cost	384,810,774	
Other assets (*3)	53,389,467	Other assets (*3)	42,784,650	
	648,152,185		641,864,522	(6,287,663)
Liabilities:		**Liabilities:**		
Deposits	₩ 364,896,675	Deposits	₩ 364,874,652	
Borrowing	43,167,065	Borrowing	43,167,065	
Debt securities issued	80,149,362	Debt securities issued	80,149,362	
Insurance contract liabilities	54,333,498	Insurance contract liabilities	53,774,915	
Reinsurance contract liabilities	-	Reinsurance contract liabilities	281,763	
Investment contract liabilities	-	Investment contract liabilities	2,953,698	
Other liabilities (*3)	56,067,163	Other liabilities (*3)	46,447,117	
	598,613,763		591,648,572	(6,965,191)
Equity	₩ 49,538,422	**Equity**	₩ 50,215,950 ₩	677,528

(*1) Prepared in accordance with K-IFRS1109 *'financial instruments'*, K-IFRS 1104 *'Insurance Contracts'*, and Enforcement Rules of the Insurance Business Act. (Application of the overlay approach under IFRS 4 to financial assets related to insurance contracts)
(*2) Prepared in accordance with K-IFRS1109 *'financial instruments'* and K-IFRS 1117 *'Insurance Contracts'* (changed business model is applied to financial assets related to insurance contracts under K-IFRS 1117)
(*3) Other assets and other liabilities under K-IFRS 1104 include separate account assets amounted to ₩ 9,501,135 million and special account liabilities amount to ₩ 9,834,894 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

35. **Adoption of K-IFRS 1117 *'Insurance Contracts'*(continued)**

ii) Classification of financial assets (no derivatives) on January 1, 2022 as the transition date in accordance with K-IFRS 1117 is as follows:

	Classification categories	Transition date (Jan. 1, 2022) under K-IFRS 1104	Separate account (*1)	Insurance contract loan excluded (*2)	Classification due to new business model	Transition date (Jan. 1, 2022) under K-IFRS 1117
		January 1,2022				
Cash and due from banks at amortized cost	Financial assets at amortized cost	₩ 28,453,404	595,937	-	-	29,049,341
Due from banks at fair value through profit or loss	Financial assets at fair value through profit or loss	34,262	-	-	-	34,262
Securities at fair value through profit or loss	Financial assets at fair value through profit or loss	60,686,153	6,121,716	-	(364,127)	66,443,742
Loans at fair value through profit or loss	Financial assets at fair value through profit or loss	1,683,344	-	-	-	1,683,344
Securities at fair value through other comprehensive income	Financial assets at fair value through other comprehensive income	64,838,323	2,035,462	-	24,019,681	90,893,466
Securities at amortized cost	Financial assets at amortized cost	49,930,076	-	-	(23,765,134)	26,164,942
Loans at amortized cost	Financial assets at amortized cost	389,137,156	768,256	(5,094,638)	-	384,810,774

(*1) Consisted of total of special account and inter-account transaction that are eliminated.
(*2) Insurance contract loans, which used to be recognized as separate assets under K-IFRS 1104 *'Insurance Contracts'* and Enforcement Rules of the Insurance Business Act., are measured as part of insurance contracts in accordance with K-IFRS 1117.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022(In millions of won)

35. Adoption of K-IFRS 1117 *'Insurance Contracts'*(continued)

iii) Significant adjustments to assets, liabilities, equity under K-IFRS 1117 on January 1, 2022 as the transition date are as follows:

		January 1, 2022		
		Assets	**Liabilities**	**Equity**
Application of K-IFRS No 1104 on January 1, 2022	₩	648,152,185	598,613,763	49,538,422
Exclusion of carrying value of K-IFRS 1104 item:			-	
Loans at amortized cost (insurance contract loans)		(5,094,638)	-	(5,094,638)
Unamortized acquisition cost		(954,949)	-	(954,949)
Insurance contract liabilities		-	(61,187,386)	61,187,386
Inter-special account transactions for consolidation presentation		45,458	44,919	539
Others (*)		(170,358)	(124,117)	(46,241)
Application of K-IFRS 1117:				
Reclassification of financial assets		(109,579)	-	(109,579)
Recognition of original insurance liabilities		-	53,774,915	(53,774,915)
Recognition of reinsurance contract liabilities		-	281,763	(281,763)
Tax effects from adjustments		(3,597)	244,715	(248,312)
Total of adjustments for transition date		(6,287,663)	(6,965,191)	677,528
Application of K-IFRS No 1117 on January 1, 2022 (the transition date)	₩	641,864,522	591,648,572	50,215,950

(*) Consisted of exclusion of accounts receivable (payable) and others that are measured as part of insurance contracts under K-IFRS 1117.

iv) Significant adjustments to accumulated other comprehensive income (loss) and retained earnings as part of the statement of changes in equity under K-IFRS 1117 on January 1, 2022 as the transition date are as follows:

		January 1, 2022	
		Accumulated other comprehensive income (loss)	**Retained earnings**
Application of K-IFRS No 1104 on the transition date	₩	(984,936)	30,541,300
Recognition of net difference from initial application of K-IFRS 1117		(41,703)	624,929
Financial assets at fair value through profit or loss (P&L adjustment approach)		(209,645)	209,645
Reclassification of financial assets under K-IFRS 1117		(98,260)	(10,001)
Recognition of net insurance finance income/expense from insurance contract assets(liabilities)		459,556	-
Tax effects from adjustments		(30,236)	(226,758)
		79,712	597,815
Application of K-IFRS No 1117 on January 1, 2022 (the transition date)	₩	(905,224)	31,139,115

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

35.   Adoption of K-IFRS 1117 'Insurance Contracts'(continued)

(b) Significant effects in the primary financial statements such as the financial position as of December 31, 2022 and comprehensive income statement for the three-month period ended March 31, 2023 under K-IFRS 1117 are as follows:

i) The statement of financial position as of December 31, 2022

		December 31, 2022		
		Amount under K-IFRS 1104	Adjustment for K-IFRS 1117	Amount under K-IFRS 1117
Total assets				
Cash and due from banks at amortized cost	₩	29,532,235	518,605	30,050,840
Financial assets at fair value through profit or loss		56,643,669	4,864,612	61,508,281
Securities at fair value through other comprehensive income		63,661,719	21,807,442	85,469,161
Securities at amortized cost		57,971,492	(24,600,294)	33,371,198
Loans at amortized cost		412,291,511	(4,392,539)	407,898,972
Reinsurance contract assets		-	88,772	88,772
Other assets		55,783,655	(9,737,649)	46,046,006
		675,884,281	(11,451,051)	664,433,230
Total liabilities		624,753,859	(13,744,187)	611,009,672
Deposits		383,010,745	(22,451)	382,988,294
Borrowings		49,279,175	-	49,279,175
Debt securities issued		77,288,783	-	77,288,783
Insurance contract liabilities		54,315,124	(8,410,351)	45,904,773
Reinsurance contract liabilities		-	62,803	62,803
Investment contract liabilities		-	2,133,586	2,133,586
Other liabilities		60,860,032	(7,507,774)	53,352,258
		624,753,859	(13,744,187)	611,009,672
Total equity	₩	51,130,422	2,293,136	53,423,558

ii) The statement of comprehensive income for the three-month period ended March 31, 2023

		Three-month period ended March 31		
		Amount under K-IFRS 1104	Adjustment for K-IFRS 1117	Amount under K-IFRS 1117
Operating income	₩	1,905,951	(21,446)	1,884,505
Net interest income(expense)		2,909,131	(426,962)	2,482,169
Net fees and commission income(expense)		743,850	(42,329)	701,521
Net insurance income(expense)		(191,047)	456,213	265,166
Net insurance finance income(expense)		-	243,698	243,698
Other operating incomes(expenses)		(1,555,983)	(252,066)	(1,808,049)
Equity method income		17,628	-	17,628
Other non-operating income, net		7,505	42	7,547
Profit before income taxes		1,931,084	(21,404)	1,909,680
Income tax expense		(510,481)	5,838	(504,643)
Profit for the period		1,420,603	(15,566)	1,405,037
Other comprehensive income for the period, net of income tax		(1,183,151)	876,707	(306,444)
Total comprehensive income for the period	₩	237,452	861,141	1,098,593

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
March 31, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of won)

35. **Adoption of K-IFRS 1117 *'Insurance Contracts'*(continued)**

(b) Significant effects in the primary financial statements such as the financial position as of December 31, 2022 and comprehensive income statement for the three-month period ended March 31, 2023 under K-IFRS 1117 are as follows

iii) The statement of cash flows for the three-month period ended March 31, 2023

		Three-month period ended March 31		
		Amount under K-IFRS 1104	Adjustment for K-IFRS 1117	Amount under K-IFRS 1117
Cash flows from investing activities	₩	1,481,524	29,148	1,510,672
Net cash flow from investing activities		(5,343,591)	(61,996)	(5,405,587)
Net cash flow from financing activities		2,996,653	-	2,996,653
Effect of exchange rate changes on cash and cash equivalents held		27,324	(227)	27,097
Cash and cash equivalents at the beginning of the period		24,103,443	482,230	24,585,673
Cash and cash equivalents at the end of the period	₩	23,265,353	449,155	23,714,508